UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPAÑÍA CERVECERÍAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and shareholders of Compañía Cervecerías Unidas S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Compañía Cervecerías Unidas S.A. and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December, 31, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in

Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Controls over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Pwc Chile, Av. Andrés Bello 2711 - piso 5, Las Condes - Santiago, Chile
RUT: 81513-400-1 / Telêfono: (562) 2940 0000 / www.pwc.el

Compañía Cervecerías Unidas S.A.
2

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Santiago – Chile
February 27, 2019

We have served as the Company’s auditor since at least 1992, which is when the Company became subject to SEC reporting requirements. We have not been able to determine the specific year we began serving as auditor of the Company.

INDEX
CONSOLIDATED STATEMENT OF FINANCIAL POSITION (ASSETS)		4
CONSOLIDATED STATEMENT OF FINANCIAL POSITION (LIABILITIES AND EQUITY)		5
CONSOLIDATED STATEMENT OF INCOME		6
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME		7
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY		8
CONSOLIDATED STATEMENT OF CASH FLOW		9
Note 1 General Information		10
Note 2 Summary of significant accounting policies		23
2.1	Basis of preparation	23
2.2	Basis of consolidation	24
2.3	Financial information as per operating segments	25
2.4	Foreign currency and sdjustment units	26
2.5	Cash and cash equivalents	27
2.6	Other financial assets	27
2.7	Financial instruments	27
2.8	Financial asset impairment	30
2.9	Inventories	30
2.10	Current biological assets	30
2.11	Other non-financial assets	30
2.12	Property, plant and equipment	31
2.13	Leases	31
2.14	Investment property	32
2.15	Intangible assets other than goodwill	32
2.16	Goodwill	32
2.17	Impairment of non-financial assets other than goodwill	33
2 .18	Non-current assets of disposal groups classified as held for sale	33
2.19	Income taxes	33
2.20	Employees benefits	34
2.21	Provisions	34
2.22	Revenue recognition	34
2.23	Commercial agreements with distributors and supermarket chains	35
2.24	Cost of sales of products	35
2.25	Other incomes by function	36
2.26	Other expenses by function	36
2.27	Distribution expenses	36
2.28	Administrative expenses	36
2.29	Environment liabilities	36
Note 3 Estimates and application of professional judgment		36
Note 4 Accounting changes		37
Note 5 Risk Administration		39
Note 6 Financial Information as per operating segments		46
Note 7 Financial Instruments		54
Note 8 Cash and cash equivalents		60
Note 9 Other non-financial assets		67
Note 10 Trade and other receivables		68
Note 11 Accounts and transactions with related parties		71

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Financial Position (Figures expressed in thousands of Chilean pesos)

 CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS	Notes	As of December 31, 2018	As of December 31, 2017
		ThCh$	ThCh$
Current assets
Cash and cash equivalents	8	319,014,050	170,044,602
Other financial assets	7	22,745,469	10,724,196
Other non-financial assets	9	18,861,414	15,834,225
Trade and other current receivables	10	320,702,339	286,213,598
Accounts receivable from related parties	11	3,048,841	5,810,764
Inventories	12	228,062,237	201,987,891
Biological assets	13	8,489,873	8,157,688
Current tax assets	24	17,302,429	28,027,878
Total current assets other than non-current assets of disposal groups classified as held for sale		938,226,652	726,800,842
Non-current assets of disposal groups classified as held for sale	14	2,780,607	2,305,711
Total Non-current assets of disposal groups classified as held for sale		2,780,607	2,305,711
Total current assets		941,007,259	729,106,553

Non-current assets
Other financial assets	7	3,325,079	1,918,191
Other non-financial assets	9	5,007,150	4,644,827
Trade and other non-current receivables	10	3,363,123	3,974,395
Accounts receivable from related parties	11	190,865	258,471
Investments accounted for using equity method	16	142,017,781	99,270,280
Intangible assets other than goodwill	17	118,964,142	77,032,480
Goodwill	18	123,044,901	94,617,474
Property, plant and equipment (net)	19	1,021,266,631	917,913,428
Investment property	20	8,715,956	5,825,359
Deferred tax assets	24	37,691,088	40,351,329
Current tax assets non current	24	1,270,941	1,316,300
Total non-current assets		1,464,857,657	1,247,122,534
Total Assets		2,405,864,916	1,976,229,087

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Financial Position (Figures expressed in thousands of Chilean pesos)

 CONSOLIDATED STATEMENT OF FINANCIAL POSITION

LIABILITIES AND EQUITY	Notes	As of December 31, 2018	As of December 31, 2017
LIABILITIES		ThCh$	ThCh$
Current liabilities
Other financial liabilities	21	62,766,946	53,591,658
Trade and other current payables	22	303,380,168	281,681,553
Accounts payable to related parties	11	6,936,910	10,069,043
Other current provisions	23	405,069	349,775
Current tax liabilities	24	75,885,449	22,526,634
Provisions for employee benefits	25	31,794,163	26,232,493
Other non-financial liabilities	26	164,555,540	74,298,299
Total current liabilities		645,724,245	468,749,455
Non-current liabilities
Other financial liabilities	21	228,185,297	161,001,732
Trade and other non-current payables	22	12,413	541,783
Other non-current provisions	23	7,425,759	1,240,389
Deferred tax liabilities	24	108,500,171	94,350,111
Provisions for employee benefits	25	26,901,088	23,517,009
Total non-current liabilities		371,024,728	280,651,024
Total liabilities		1,016,748,973	749,400,479

EQUITY
Equity attributable to equity holders of the parent	27
Paid-in capital		562,693,346	562,693,346
Other reserves		(151,048,226)	(178,075,279)
Retained earnings		868,481,588	716,458,990
Total equity attributable to equity holders of the parent		1,280,126,708	1,101,077,057
Non-controlling interests	28	108,989,235	125,751,551
Total Shareholders' Equity		1,389,115,943	1,226,828,608
Total Liabilities and Shareholders' Equity		2,405,864,916	1,976,229,087

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Income (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF INCOME

CONSOLIDATED STATEMENT OF INCOME	Notes	For the years ended December 31,
		2018	2017	2016
		ThCh$	ThCh$	ThCh$
Net sales	6	1,783,282,337	1,698,360,794	1,558,897,708
Cost of sales	29	(860,011,392)	(798,738,655)	(741,819,916)
Gross margin		923,270,945	899,622,139	817,077,792
Other income by function	30	228,455,054	6,717,902	5,144,154
Distribution costs	29	(314,391,183)	(290,227,129)	(270,835,822)
Administrative expenses	29	(152,376,458)	(142,514,649)	(155,322,295)
Other expenses by function	29	(216,236,609)	(238,704,061)	(195,412,109)
Other gains (losses)	31	4,029,627	(7,716,791)	(8,345,907)
Income from operational activities		472,751,376	227,177,411	192,305,813
Finance income	32	15,794,456	5,050,952	5,680,068
Finance costs	32	(23,560,662)	(24,166,313)	(20,307,238)
Share of net loss of joint ventures and associates accounted for using the equity method	16	(10,815,520)	(8,914,097)	(5,560,522)
Foreign currency exchange differences	32	3,299,657	(2,563,019)	456,995
Result as per adjustment units	32	742,041	(110,539)	(2,246,846)
Income before taxes		458,211,348	196,474,395	170,328,270
Tax income (expense)	24	(136,126,817)	(48,365,976)	(30,246,383)
Net income of year		322,084,531	148,108,419	140,081,887

Net income attibutable to:
Equity holders of the parent		306,890,792	129,607,353	118,457,488
Non-controlling interests	28	15,193,739	18,501,066	21,624,399
Net income of year		322,084,531	148,108,419	140,081,887
Net income per share (Chilean pesos) from:
Continuing operations		830.55	350.76	320.59
Diluted earnings per share (Chilean pesos) from:
Continuing operations		830.55	350.76	320.59

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Comprehensive Income (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	Notes	For the years ended December 31,
		2018	2017	2016
		ThCh$	ThCh$	ThCh$
Net income of year		322,084,531	148,108,419	140,081,887
Other comprehensive income
Components of other comprehensive income that will not be reclassified to income for the year, before taxes
Gains (losses) from defined benefit plans	27	(1,263,781)	19,669	(2,355,384)
Other comprehensive income that will not be reclassified to incom for the year, before taxes		(1,263,781)	19,669	(2,355,384)
Components of other comprehensive income that will be reclassified to income for the year, before taxes
Gains (losses) on exchange differences on translation	27	37,990,079	(34,786,480)	(27,280,176)
Gains (losses) on cash flow hedges	27	63,008	(5,661)	84,962
Other comprehensive income that will be reclassified to income for the year, before taxes		38,053,087	(34,792,141)	(27,195,214)
Other comprehensive income, before tax		36,789,306	(34,772,472)	(29,550,598)
Income taxes related to components of other comprehensive income that will not be reclassified to income for the year
Income tax relating to defined benefit plans	27	339,533	(47,228)	659,198
Income taxes related to components of other comprehensive income that will not be reclassified to income for the year		339,533	(47,228)	659,198
Income taxes related to components of other comprehensive income that will be reclassified to income for the year
Income tax relating to cash flow hedges	27	(16,196)	728	(20,648)
Income taxes related to components of other comprehensive income that will be reclassified to income for the year		(16,196)	728	(20,648)
Total other comprehensive income and expense		37,112,643	(34,818,972)	(28,912,048)
Comprehensive income (expense)		359,197,174	113,289,447	111,169,839
Comprehensive income (expense) attributable to:
Equity holders of the parent		341,548,106	96,580,893	91,752,250
Non-controlling interests		17,649,068	16,708,554	19,417,589
Total Comprehensive income (expense)		359,197,174	113,289,447	111,169,839

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Changes in Equity (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

STATEMENT OF CHANGES IN EQUITY	Paid in capital	Other reserves				Total other reservations	Retained earnings	Equity attributable to equity holders of the parent	Non-controlling interests	Total Shareholders' Equity
	Common Stock	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans	Other reserves
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Balanced as of January 1, 2016	562,693,346	(95,435,386)	(2,526)	(2,302,418)	(5,486,086)	(103,226,416)	598,349,442	1,057,816,372	129,705,773	1,187,522,145
Changes
Interim dividends (1)	-	-	-	-	-	-	(24,387,190)	(24,387,190)	-	(24,387,190)
Interim dividends according to policy (2)	-	-	-	-	-	-	(34,841,553)	(34,841,553)	-	(34,841,553)
Other increase (decrease) in Equity (3)	-	-	-	-	-	-	-	-	(14,413,649)	(14,413,649)
Effects business combination (4)	-	-	-	-	-	-	-	-	363,139	363,139
Total comprehensive income (expense)	-	(25,123,546)	41,607	(1,623,299)	-	(26,705,238)	118,457,488	91,752,250	19,417,589	111,169,839
Increase (decrease) through changes in ownership interests in subsidaries (5)	-	-	-	-	(13,041,724)	(13,041,724)	-	(13,041,724)	(11,715,289)	(24,757,013)
Total changes in equity	-	(25,123,546)	41,607	(1,623,299)	(13,041,724)	(39,746,962)	59,228,745	19,481,783	(6,348,210)	13,133,573
AS OF DECEMBER 31, 2016	562,693,346	(120,558,932)	39,081	(3,925,717)	(18,527,810)	(142,973,378)	657,578,187	1,077,298,155	123,357,563	1,200,655,718
Balanced as of January 1, 2017	562,693,346	(120,558,932)	39,081	(3,925,717)	(18,527,810)	(142,973,378)	657,578,187	1,077,298,155	123,357,563	1,200,655,718
Changes
Final dividends (6)	-	-	-	-	-	-	(5,922,874)	(5,922,874)	-	(5,922,874)
Interim dividends (1)	-	-	-	-	-	-	(25,865,201)	(25,865,201)	-	(25,865,201)
Interim dividends according to policy (2)	-	-	-	-	-	-	(38,938,475)	(38,938,475)	-	(38,938,475)
Other increase (decrease) in Equity (3)	-	-	-	-	-	-	-	-	(8,805,260)	(8,805,260)
Total comprehensive income (expense)	-	(32,982,829)	(10,837)	(32,794)	-	(33,026,460)	129,607,353	96,580,893	16,708,554	113,289,447
Increase (decrease) through changes in ownership interests in subsidaries (7)	-	-	-	-	(2,075,441)	(2,075,441)	-	(2,075,441)	(5,509,306)	(7,584,747)
Total changes in equity	-	(32,982,829)	(10,837)	(32,794)	(2,075,441)	(35,101,901)	58,880,803	23,778,902	2,393,988	26,172,890
AS OF DECEMBER 31, 2017	562,693,346	(153,541,761)	28,244	(3,958,511)	(20,603,251)	(178,075,279)	716,458,990	1,101,077,057	125,751,551	1,226,828,608
Balanced as of January 1, 2018	562,693,346	(153,541,761)	28,244	(3,958,511)	(20,603,251)	(178,075,279)	716,458,990	1,101,077,057	125,751,551	1,226,828,608
Increase (decrease) due to changes in accounting policies (8)	-	-	-	-	-	-	(126,722)	(126,722)	(9,054)	(135,776)
Initial balance restated	562,693,346	(153,541,761)	28,244	(3,958,511)	(20,603,251)	(178,075,279)	716,332,268	1,100,950,335	125,742,497	1,226,692,832
Changes
Final dividends (6)	-	-	-	-	-	-	(1,296,076)	(1,296,076)	-	(1,296,076)
Interim dividends (1)	-	-	-	-	-	-	(51,730,402)	(51,730,402)	-	(51,730,402)
Interim dividends according to policy (2)	-	-	-	-	-	-	(101,714,994)	(101,714,994)	-	(101,714,994)
Other increase (decrease) in Equity (3)	-	-	-	-	-	-	-	-	(7,374,653)	(7,374,653)
Effects business combination (10)	-	-	-	-	-	-	-	-	6,755,102	6,755,102
Total comprehensive income (expense) (9)	-	35,487,433	51,944	(882,063)	-	34,657,314	306,890,792	341,548,106	17,649,068	359,197,174
Increase (decrease) through changes in ownership interests in subsidaries (11)	-	-	-	-	(7,630,261)	(7,630,261)	-	(7,630,261)	(33,782,779)	(41,413,040)
Total changes in equity	-	35,487,433	51,944	(882,063)	(7,630,261)	27,027,053	152,149,320	179,176,373	(16,753,262)	162,423,111
AS OF DECEMBER 31, 2018	562,693,346	(118,054,328)	80,188	(4,840,574)	(28,233,512)	(151,048,226)	868,481,588	1,280,126,708	108,989,235	1,389,115,943

(1)	Related to dividends declared as of December 31 of each year and paid during January of the following year, as agreed by the Board of Directors.
(2)	Corresponds to the differences between CCU’s policy to distribute a minimum dividend of at least 50% of the income (Note 27- Common Shareholders’ Equity) and the interim dividends declared as of December 31 of each year.
(3)	Mainly related to dividends to Non-controlling interest.
(4)	Corresponds to the non-controlling interest from the business combinations of paraguayan company Sajonia Brewing Company S.R.L. (Note 1 - General Information, letter D)).
(5)	In 2016, the Company, through its subsidiaries Aguas CCU-Nestlé Chile S.A. and Embotelladoras Chilenas Unidas S.A., acquired an additional interest of Manantial S.A. for an amount of ThCh$ 19,111,686, with a carrying amount of ThCh$ 3,816,220, gererating in a decrease in Other reserves of ThCh$ 7,801,153 (see Note 1 - General Information (1)). Additionally, during 2016 the Company, through its subsidiary Compañía Industrial Cervecera S.A. acquired an additional interest in Los Huemules SRL. for an amount of ThCh$ 118,092, with a carrying amount of ThCh$ 312,103, resulting in an increase in Other reserves of ThCh$ 194,000 (see Note 1 - General Information (4)). Finally during 2016, the joint venture Foods acquired an additional interest in Alimentos Nutrabien S.A. for an amount of ThCh$ 14,352,706, with a carrying amount of ThCh$ 3,497,385, resulting in a decrease of ThCh$ 5,426,209.
(6)	Corresponds to the differences between the final dividend and CCU’s policy of distributing a minimum dividend of at least 50% of income (Note 27 - Common Shareholders’ Equity).
(7)	During 2017, through its subsidiary CCU Inversiones S.A., the Company acquired an additional interest of VSPT for an amount of ThCh$ 7,800,000 with a carrying amount of ThCh$ 5,724,003, generated, at CCU's consolidated level, a decrease in Other reserves of ThCh$ 2,075,441.
(8)	See Note 4 - Accounting changes.
(9)	See Note 27 - Common Shareholders’ Equity
(10)	See Note 15 – Business combinations.
(11)	During 2018, the Company through its subsidiary CCU Inversiones S.A., acquired an additional interest of VSPT for an amount of ThCh$ 49,222,781 with a carrying amount of ThCh$ 36,165,735, generated, at CCU's consolidated level, a decrease in Other reserves of ThCh$ 13,054,114 and on December 17, 2018 the joint venture Foods Compañía de Alimentos CCU S.A. (“Foods”) and subsidiary CCU Inversiones S.A. sold the property over Alimentos Nutrabien S.A.generating an effect in Other reserves of ThCh $ 5,426,209 (Note 27 - Common Shareholders’ Equity).

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Cash Flow (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF CASH FLOW

CONSOLIDATED STATEMENT OF CASH FLOW	Notes	For the years ended as of December 31,
		2018	2017	2016
		ThCh$	ThCh$	ThCh$
Cash flows from (used in) operating activities
Classes of cash receipts from operating activities:
Proceeds from goods sold and services rendered		2,063,846,199	2,027,615,713	1,862,763,071
Other proceeds from operating activities	30	211,980,184	27,287,853	23,086,788
Classes of cash payments from operating activities:
Payments of operating activities		(1,308,662,407)	(1,263,418,419)	(1,216,451,995)
Payments of salaries		(202,182,968)	(202,321,289)	(201,389,122)
Other payments for operating activities		(282,794,912)	(262,820,379)	(228,011,323)
Cash flow from (used in) operations		482,186,096	326,343,479	239,997,419
Dividends received		374,208	264,079	34,380
Interest paid		(17,691,156)	(18,564,514)	(16,958,068)
Interest received		13,627,809	4,870,651	5,635,697
Income tax reimbursed (paid)		(35,068,401)	(40,656,061)	(47,055,951)
Other cash movements	31	(14,115,425)	(10,096,203)	8,360,871
Net cash flows from operating activities		429,313,131	262,161,431	190,014,348

Cash flows from (used in) investing activities
Cash flows used to obtain control of subsidaries or other businesses	8	(5,819,495)	-	(641,489)
Cash flows used to purchase non-controlling interests	8	-	(1,149,689)	(2,174,370)
Other charges on the sale of interests in joint ventures		-	1,058,984	512,596
Other payments to acquire interests in joint ventures	8	(59,505,559)	(49,312,890)	(27,043,481)
Proceeds from sales of property, plan and equipment		1,064,516	1,554,696	2,753,539
Purchase of property, plant and equipment		(128,366,525)	(123,526,778)	(125,691,740)
Purchases of intangibles assets		(3,073,897)	(2,238,702)	(3,191,685)
Other cash movements		(3,301,141)	-	469,240
Net cash flows used in investing activities		(199,002,101)	(173,614,379)	(155,007,390)

Cash flows from (used in) financing activities
Proceeds from changes in ownership interests in subsidiaries that do not result in loss of control	8	(49,222,782)	(7,800,000)	(19,111,686)
Proceeds from long-term loans and bonds		91,201,377	40,850,000	3,804,384
Porceeds from short-term loans and bonds		92,806,210	16,927,169	19,345,325
Total proceeds from loans		184,007,587	57,777,169	23,149,709
Loan and bonds payments		(112,665,293)	(25,754,218)	(27,910,666)
Payments of finance lease liabilities		(1,077,462)	(1,414,228)	(1,530,851)
Payments of loan from related parties		-	(717,900)	(750,000)
Dividends paid		(74,825,181)	(75,128,211)	(69,819,729)
Other cash movements		819,269	36,190	913,318
Net cash flows used in financing activities		(52,963,862)	(53,001,198)	(95,059,905)

Net decrease in cash equivalents, before the effect of changes in exchange rate		177,347,168	35,545,854	(60,052,947)
Effects of changes in exchange rates on Cash and cash equivalents		(28,377,720)	465,565	1,531,891
Increase (decrease) in cash an cash equivalents		148,969,448	36,011,419	(58,521,056)

Cash and cash equivalents, beginning of the year		170,044,602	134,033,183	192,554,239
Cash and cash equivalents, final of the year	8	319,014,050	170,044,602	134,033,183

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Note 1 General Information

A)  Company information

Compañía Cervecerías Unidas S.A. (hereinafter also “CCU”, “the Company” or “the Parent Company”) was incorporated in Chile as an open stock company, and is registered in the Securities Registry of the Comisión para el Mercado Financiero (CMF) (ex Superintendencia de Valores y Seguros or Local Superintendence of Equity Securities, (SVS)) under Nº 0007, and consequently, the Company is overseen by the CMF. The Company’s shares are traded in Chile on the Santiago Stock Exchange and Electronic Stock Exchange. The Company is also registered with the United States of America Securities and Exchange Commission (SEC) and its American Depositary Shares (ADS)’s are traded in the New York Stock Exchange (NYSE). There was an amendment to the Deposit Agreement dated December 3, 2012, between the Company, JP Morgan Chase Bank, NA and all holders of ADRs, whereby there was a change in the ADS ratio from 5 common shares for each ADS to 2 common shares for each ADS, effective as of December 20, 2012.

CCU is a diversified beverage company, with operations mainly in Chile, Argentina, Uruguay, Paraguay, Colombia and Bolivia. CCU is the largest Chilean brewery, the second largest brewery in Argentina, the second largest producer of soft drinks in Chile, the second-largest wine producer in Chile, the largest producer of bottled mineral water, nectar and sport drinks in Chile and one of the largest pisco producers in Chile. It also participates in the business of Home and Office Delivery (“HOD”), in a business involving home delivery of purified water in dispensers, and in the rum and candy industry in Chile. It participates in the industry of the ciders, spirits and wines in Argentina and also participates in the industry of mineral water and soft drinks and beer distribution in Uruguay, Paraguay, Colombia and Bolivia.

Compañía Cervecerías Unidas S.A. is under the control of Inversiones y Rentas S.A. (IRSA), which is the direct and indirect owner of 60% of the Company’s shares. IRSA is currently a joint venture between Quiñenco S.A. and Heineken Chile Limitada, a company controlled by Heineken Americas B.V., each with a 50% equity participation.

The Company’s address and main office is located in Santiago, Chile, at Avenida Vitacura Nº 2670, Las Condes district and its tax identification number (Rut) is 90,413,000-1.

As of December 31, 2018 the Company had a total  8,797  employees detailed as follows:

	Number of employes
	Parent company	Consolidated
Senior Executives	10	14
Managers and Deputy Managers	79	420
Other workers	283	8,363
Total	372	8,797

These Consolidated Financial Statements include: Statement of Financial Position, Statement of Income, Statement of Comprehensive Income, Statement of Changes in Equity, Statement of Cash Flows (direct method), and the Accompanying Notes with disclosures.

In the accompanying Statement of Financial Position, assets and liabilities that are classified as current, are those with maturities equal to or less than twelve months, and those classified as non-current, are those with maturities greater than twelve months. In turn, in the Consolidated Statement of Income, expenses are classified by function, and the nature of depreciation and personnel expenses is identified in footnotes. The Consolidated Statement of Cash Flows is presented using the direct method.

The figures in the Consolidated Statement of Financial Position and their explanatory notes are presented compared to the previous year (2017) and the Consolidated Statement of Income, Consolidated Statement of Comprehensive Income, Consolidated Statement of Changes in Equity, Consolidated Statement of Cash Flows and their explanatory notes are presented compared with 2017 and 2016.

These Consolidated Financial Statements are presented in thousands of Chilean pesos (ThCh$) and have been prepared from the accounting records of Compañía Cervecerías Unidas S.A. and its subsidiaries. All amounts have been rounded to thousand Chilean pesos, except when otherwise indicated.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

The Company’s functional currency and presentation currency is the Chilean peso, except for some subsidiaries in Chile, Argentine, Uruguay, Paraguay and Bolivia that use the US Dollar, Argentine peso, Uruguayan Peso, Paraguayan guaraní and Bolivian, respectively. The functional currency of joint operations in Colombia and associates in Perú, are the Colombian peso and the Sol, respectively. However they use the Chilean peso as the presentation currency for consolidation purposes.

Subsidiaries whose functional currency is not the Chilean peso, have converted their financial statement from their functional currency to the Group’s presentation currency, which is the Chilean peso. The following exchange rates have been used: for the Consolidated Statement of Financial Position and the Consolidated Statement of Changes in Equity, net at the year-end exchange rate, and for the Consolidated Statements of Income, Consolidated Statements of Comprehensive Income and the Consolidated Statement of Cash Flows at the transaction date exchange rate or at the average monthly exchange rate, as appropriate, with the exception of subsidiaries that operate in hyperinflationary economies (See Note 4 – Accounting changes).

B)  Brands and licensing

In Chile, its portfolio of brands in the beer category consists of its own CCU brands, international licensing brands and distribution of Craft brands. CCU’s own brands which correspond to national products, produced, marketed and distributed by Cervecería CCU, which include the following brands, among others, Cristal, Cristal Cero 0°, Cristal Cero Radler, Escudo, Royal Guard, Morenita, Dorada, Andes, Bavaria and Stones in its Lemon, Maracuyá and Apple varieties. The international licensing brands, of which some are produced and other are imported, marketed and distributed by Cervecería CCU, include, among others, the Tecate, Coors, Heineken and Sol brands. The Craft distribution brands, which are beer that is created and produced in their original breweries and are marketed and distributed in partnership with Cervecera CCU, Austral, Kunstmann, Szot, Guayacán, D´olbek and Blue Moon beer.

In the Chile operating segment, in the non-alcoholic beverages category, CCU has the Bilz, Pap, Pop Candy, Kem, Kem Xtreme, Nobis, Cachantun, Mas, Mas Woman and Porvenir brands. In the HOD category, CCU has the Manantial brand. The Company, directly or through its subsidiaries, has licensing agreements with Pepsi, 7up, Mirinda, Gatorade, Adrenaline Red, Sobe Life Water, Lipton Ice Tea, Ocean Spray, Crush, Canada Dry Limón Soda, Canada Dry Ginger Ale, Canada Dry Agua Tónica, Nestlé Pure Life, Watt’s, Watt´s Selección and Frugo. In Chile, CCU is the exclusive distributor of the Red Bull energy drink and Perrier water. Through a joint venture it also has its own brands, Sprim and Fructus and a license for the Vivo and Caricia brands.

Aditionally, in the Chile operating segment, in the pisco and cocktails categories, CCU owns the Mistral, Campanario, Horcón Quemado, Control C, Tres Erres, Espíritu de los Andes, La Serena, Iceberg, Ruta Cocktail, Cusqueño Sour, Sol de Cuba, brands, together with the respective line extensions, as applicable. In the rum category, the Company owns the Sierra Morena (and their extensions) and Cabo Viejo brands. In the liquor category, the Company has the Fehrenberg and Barsol (quebranta grapes distillate) brands and is the exclusive distributor in Chile of Pernod Ricard whisky, vodka and others liquors in the traditional channel. Finally, in the cider category, the Company owns the Cygan brand.

In Argentina, CCU produces beer in its plants located in Salta, Santa Fé and Luján. Its main brands are Schneider, Imperial, Palermo, Bieckert, Santa Fé, Salta, Córdoba and it is the holder of exclusive license for the production and marketing of Miller, Heineken, Amstel and Sol. CCU also imports Kunstmann and Blue Moon brands, and exports beer to different countries, mainly under the Schneider, Heineken and Imperial brands. Until April, 2018 in Argentina, CCU was the exclusive license for the production and marketing of Budweiser beer (see letter C), under this Note) and from this date CCU owns the Isenbeck, Diosa, Iguana and Báltica brands and also incorporated, in the form of exclusive licensing agreements, in its portfolio Warsteiner and Grolsch brands. Aditionally, until December 31, 2017 in Argentina, CCU was the exclusive distributor of the Red Bull energy drink. Besides, participates in the cider business, with control of Saenz Briones, marketing the leading market brands “Sidra Real”, “La Victoria” and “1888”. Also participates in the spirits business, which it market under the El Abuelo brand, in adittion of importing other liquors from Chile, as well as also sells and distributes of Eugenio Bustos and La Celia wines belonging to the bodega Finca La Celia (subsidiary in Argentina of the Chilean subsidiary Viña San Pedro de Tarapacá S.A. (VSPT)).

In Uruguay, the Company participates in the mineral water and soft drinks business with the Nativa and Nix brands, flavored waters with the Nativa brand, soft drinks with the Nix brand and nectars with Watt´s brand, in isotonic drink with the FullSport brand and energy drink with the Thor brand. In addition, it sells imported beer under the Heineken, Schneider, Imperial and Kuntsmann brands.

In Paraguay, the Company participates in the non-alcoholic and alcoholic drink business. Its portfolio of non-alcoholic brands consists of Pulp, Watt's, Puro Sol, La Fuente, Zuma and the Full Power isotonic drink. These brands include its own, licensed and imported brands. The Company in the beer business is owner of Sajonia brand and imports Heineken, Schneider, Paulaner, Sol and Kunstmann, brands.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

In the Wine operating segment, through its subsidiary Viña San Pedro Tarapacá S.A. (“VSPT”), CCU produces wines and sparkling wines, which are sold in the domestic and overseas markets, exporting to more than 80 countries. The main brands of Viña San Pedro are Altaïr, Cabo de Hornos, Sideral, 1865, Castillo de Molina, Épica, 35 Sur, GatoNegro, Gato, Manquehuito and San Pedro Exportación. Viña Tarapacá’s brands include: Gran Reserva Etiqueta Azul, Gran Reserva Etiqueta Negra, Gran Reserva Etiqueta Blanca, Tarapacá Reserva, León de Tarapacá and Tarapacá Varietal. Viña Santa Helena’s brands portfolio includes: Selección del Directorio, Siglo de Oro, Santa Helena Varietal, Alpaca, Gran Vino and Santa Helena. Viña San Pedro Tarapacá S.A. is also present in the domestic and international markets with the Misiones de Rengo, Viña Mar, Casa Rivas and Leyda vineyards in Chile and with the Finca La Celia and Tamari vineyards in Argentina.

In December 2018, Viña San Pedro de Tarapacá S.A. signed an agreement to acquire a part of the Pernod Ricard wine business in Argentina. The purchase agreement, which is subject to local regulatory approval, includes the brands of Argentine wines Graffigna, Colón and Santa Silvia, which represent approximately 1.5 million cases of 9-liter wine bottles per year. Bodegas Graffigna has a winery in the province of San Juan, two fields in the same province, and a field in Mendoza.

Since November 2014, in Colombia, CCU participates in the beer business through its joint venture with Central Cervecera de Colombia S.A.S. (“CCC”). Its portfolio includes the imported Heineken brand. Its has exclusive licensing contracts for importing, distributing and producing Heineken beer in Colombia. In October 2015 Coors and Coors Light brands were incorporated to CCC’s brand portfolio through licensing contract for the production and/or marketing of those brands. As of April and July of 2016, the Tecate and Sol brands were incorporated, respectively, with a licensing contract to produce and/or market them. During April 2017 the Miller and Miller Genuine Draft (MGD) brands were incorporated with a licensing contract to produce and market them.

In Bolivia, through its subsidiary Bebidas Bolivianas BBO S.A. (BBO), the Company participates in the non-alcoholic and alcoholic beverage business since May 2014. Its portfolio of non-alcoholic brands, both owned and licensed, includes the Mendocina, Free cola, Sinalco, Real and Natur-all brands. The alcoholic brands are Real, Capital and Cordillera. In addition BBO markets imported Heineken beer.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

The described licenses are detailed as follows:

Main brands under license
Licenses	Validity Date

Aberlour, Absolut, Ballantine's, Beefeater, Blender´s Pride, Borzoi, Chivas Reagal, Cuvee MUMM, Dubonnet, Elyx, G.H. MUMM, Havana Club, Jameson, Kahlúa, Level, Long John, Longmorn, Malibu, Martell, Olmeca, Orloff, Passport, Pernod, Perrier Jouet, Ricard, Royale Salute, Sandeman, Scapa, Strathisla, The Glenlivet, Wyborowa, 100 Pipers, in Chile (1)

June 2019
Adrenaline, Adrenaline Rush (9)	February 2028
Amstel in Argentina (2)	July 2022
Austral in Chile (4)	July 2020
Blue Moon in Chile (5)	December 2021
Coors in Chile (6)	December 2025
Coors in Colombia (7)	December 2020
Crush, Canada Dry (Ginger Ale, Agua Tónica and Limón Soda) in Chile (8)	December 2023
Frugo in Chile	Indefinitely
Gatorade in Chile (9)	December 2043
Grolsch in Argentina (16)	May 2028
Heineken in Bolivia (10)	December 2024
Heineken in Chile, Argentina and Uruguay (11)	10 years renewables
Heineken in Colombia (12)	March 2028
Heineken in Paraguay	May 2023
Miller and Miller Genuine Draft in Colombia (15)	December 2026
Miller in Argentina (12)	December 2026
Nestlé Pure Life in Chile (8)	December 2022
Paulaner in Paraguay	April 2019
Pepsi, Seven Up and Mirinda in Chile	December 2043
Red Bull in Chile (13)	Indefinitely
Schneider in Paraguay	May 2023
Sol in Chile and Argentina (11)	10 years renewables
Sol in Colombia (3)	March 2028
Sol in Paraguay	January 2023
Té Lipton in Chile	March 2020
Tecate in Colombia (3)	March 2028
Warsteiner para Argentina (17)	May 2028
Watt´s in Uruguay	99 years
Watt's (nectars, fruit-based drinks and other) rigid packaging, except carton in Chile	Indefinitely
Watt's in Paraguay (14)	July 2026

(1)	Renewable for periods of 3 years.
(2)	After the initial termination date, license is automatically renewed under the same conditions (Rolling Contract), each year for a period of 10 years, unless notice of non-renewal is given.
(3)	The contract will remain in effect as long as the Heineken license agreeemente for Colombia remains in force.
(4)	Renewable for periods of two years, subject to the compliance of the contract conditions.
(5)	If Renewal criteria have benn satisfied, renewable through December, 2025, thereafter shall automatically renew every year for a new term of 5 years (Rolling Contract).
(6)

After the initial termination date, license is automatically renewed under the same conditions (Rolling Contract), each year for a period of 5 years, subject to the compliance of the contract conditions.

(7)	License renewable for one period of 5 years, subject to the compliance of the contract conditions.
(8)	License renewable for periods of 5 years, subject to the compliance of the contract conditions.
(9)	License was renewed for a period equal to the duration of the Shareholders Agreement of Bebidas CCU-PepsiCo SpA.
(10)	License for 10 years, automatically renewable for periods of 5 years, unless notice of non-renewal.
(11)	License for 10 years, automatically renewable on the same terms (Rolling Contract), each year for a period of 10 years, unless notice of non-renewal is given.
(12)	After the initial termination date, License is automatically renewable each year for a period of 5 years (Rolling Contract), unless notice of non-renewal is given.
(13)	Indefinite contract, notice of termination 6 months in advance.
(14)	Sub-license is renewed automatically and successively for two periods of 5 years each, subject to the terms and conditions stipulated in the International Sub-license agreement of December 28, 2018 between Promarca Internacional Paraguay S.R.L. and Bebidas del Paraguay S.A.
(15)	Distribution will begin in April 2017 and the begin of local production is estimated by October 2019.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

(16) Till May, 2019, it shall be produced on behalf of CICSA by Cervecería Argentina SA Isenbeck and sold by Cervecería and Maltería Quilmes S.A.

(17) Till May, 2019, it shall be produced on behalf of CICSA by Cervecería Argentina SA Isenbeck and sold by Cervecería and Maltería Quilmes S.A. Prior to the expirty of its term, Parties shall negociate its continuity for five (5) more years.

C)  Early termination Budweiser license

The general aspects of the transaction are described below:

a)   Description of the Transaction.

According to the Material Event reported on September 6, 2017, the CMF was informed that CCU and Compañía Cervecerías Unidas Argentina S.A. (CCU-A), entity organized under the laws of the Republic of Argentina and a subsidiary of CCU, have agreed with Anheuser-Busch InBev S.A./N.V. (ABI and together with CCU-A the "Parties"), an offer letter ("Term Sheet") which, among other matters, contemplates the early termination of license agreement in Argentina for the brand "Budweiser", signed between CCU-A and Anheuser-Busch, Incorporated (today Anheuser-Busch LLC, a subsidiary of ABI) dated March 26, 2008 (the "License Agreement").

As agreed to in the Early Termination of the License Agreement (the “Transaction”), ABI directly or its subsidiaries (hereinafter together referred to as the “ABI Group”), pays to CCU-A the amount of US$ 306,000,000.

The Transaction also includes the transfer from ABI to CCU-A of: (a) ownership of the brands Isenbeck and Diosa. This does not include the production plant owned by Cervecería Argentina S.A. Isenbeck (CASA Isenbeck) located in Zárate, province of Buenos Aires, Argentina (which will continue to operate under the ownership of ABI Group), nor the contracts with its employees and/or distributors, nor the transfer of any liabilities of CASA Isenbeck; (b) the ownership of the following registered brands in Argentina: Norte, Iguana and Báltica; and (c) the obligation of ABI to make its reasonable best efforts to cause that certain international premium beer brands are licensed to CCU-A (together with the brands identified in letter (b) above and with the brand Diosa referred to as the "Group of Brands") in Argentine territory.

       In order to establish a smooth transition of the brands that are transferred by virtue of the Transaction, the Parties will enter into the following contracts (all together with the Early Termination referred to as the “Transaction”):

I.     Contract by virtue of which CCU-A will produce for the ABI Group part or all of the volume of the beer Budweiser, for a period of up to one year;

II.    Contract by virtue of which the ABI Group will produce for CCU-A part or all of the volume of the beer Isenbeck and Diosa for a period of up to one year;

III.   Contract by virtue of which the ABI Group will produce and distribute the Group of Brands, on behalf of CCU-A, for a period of maximum three years; and

IV. Other agreements, documents and/or contracts that the Parties deem necessary for the Transaction (the “Transaction Documents”).

In summary, this agreement with ABI consists of the early termination of the license agreement of the Budweiser brand in exchange for a portfolio of brands representing similar volumes, plus different payments of up to US$ 400,000,000 before taxes, over a period of up to three years.

b)   Status of the Transaction:

On March 14, 2018, CCU reported as a Material Event that CCU-A had been notified of the resolution of the Secretario de Comercio del Ministerio de Producción de la Argentina (SECOM), which, based on the favorable opinion of the Comisión Nacional de Defensa de la Competencia (CNDC), approved the Transaction. The resolution established that the Parties must submit to the CNDC, for review and approval, drafts of contracts that contained all of the terms and conditions of the Transaction (the "Contracts"). On March 16, 2018, the Parties filed the Contracts with the CNDC.

On April 27, 2018, CCU-A was notified of the resolution of the CNDC that approved the Contracts, thus fulfilling the condition established in the Term Sheet, becoming binding and therefore, the parties were legally obliged to close the Transaction. The signature of the respective contracts took place on May 2, 2018.

      As a consequence of the closing of the Transaction:

b.1)  CCU-A early terminated the license agreement with ABI in Argentina for the brand “Budweiser”.

b.2)  CCU-A received a payment from ABI of US$ 306,000,000, equivalents to ThCh$ 185,648,399 before taxes (See Note 30 – Other income by function).

b.3)  ABI transferred to CCU-A (i) the ownership of the Isenbeck and Diosa brands and certain assets related to said brands (not including the production plant owned by Cervecería Argentina S.A. Isenbeck, nor the contracts with its employees and/or distributors, nor the transfer of any liabilities of said entity); and (ii) ownership of the following registered trademarks in Argentina: Norte, Iguana and Báltica. The five brands mentioned above were valued at US$ 44,044,000, equivalents to ThCh$ 26,721,236 (See Note 17 – Intangible assets other than goodwill and Note 30 – Other income by function).

As of December 31, 2018, the net effect of the aforementioned compensations generated in the consolidated results of Compañía Cervecerías Unidas S.A. and subsidiaries a Net income attributable to the equity holders of the parent of ThCh$ 157,358,973, shown in (See Note 6 – Financial information as per operating segments).

b.4)  CCU-A was granted the licenses of the Warsteiner and Grolsch brands for the Argentine territory (these brands, together with Isenbeck, Diosa, Norte, Iguana and Báltica, the “Brands”);

b.5)  CCU-A received an ABI payment of US$ 10,000,000, equivalents to ThCh$ 6,109,800, before taxes, for the production of Budweiser of one year, which will be reflected in results under Other income by function as performance obligations are met, of which as of December 31, 2018 have been recognized in Other income by function US$ 6,451,629, equivalents to ThCh$ 4,840,167; and

b.6)  CCU-A will receive from ABI annual payments of up to US$ 28,000,000, equivalents to ThCh$ 17,107,440, before taxes, for a period of up to three years, depending on the volume and the timing of the transition to CCU-A of the production and/or commercialization of the Brands, which will be reflected in the results, under Net sales, Cost of sales and MSD&A, as the performance obligations are met, of which as of December 31, 2018 have been recognized in results an amount of US$ 19.802.868 , equivalents to ThCh$ 14,251,811.

This transaction did not result in impairment of the productive assets of the Company.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

D)  Direct and indirect significant subsidiaries

The consolidated financial statements include the following direct and indirect subsidiaries where the percentage of participation represents the economic interest at a consolidated level:

Subsidiary	Tax ID	Country of origin	Functional currency	Share percentage direct and indirect
				As of December 31, 2018			As of December 31, 2017
				Direct %	Indirect %	Total %	Total %
Aguas CCU-Nestlé Chile S.A.	76,007,212-5	Chile	Chilean Pesos	-	50.0917	50.0917	50.0917
Cervecera Guayacán SpA. (***) (13)	76,035,409-0	Chile	Chilean Pesos	-	25.0006	25.0006	-
CRECCU S.A.	76,041,227-9	Chile	Chilean Pesos	99.9602	0.0398	100.0000	100.0000
Cervecería Belga de la Patagonia S.A. (***)	76,077,848-6	Chile	Chilean Pesos	-	25.5034	25.5034	25.5034
Inversiones Invex CCU Dos Ltda.	76,126,311-0	Chile	Chilean Pesos	99.8516	0.1484	100.0000	100.0000
Inversiones Invex CCU Tres Ltda. (8)	76,248,389-0	Chile	Chilean Pesos	99.9999	0.0001	100.0000	100.0000
Bebidas CCU-PepsiCo SpA. (***)	76,337,371-1	Chile	Chilean Pesos	-	49.9888	49.9888	49.9866
CCU Inversiones II Ltda. (16)	76,349,531-0	Chile	US Dollar	99.7133	0.2867	100.0000	99.9999
Bebidas Carozzi CCU SpA. (***)	76,497,609-6	Chile	Chilean Pesos	-	49.9917	49.9917	49.9917
Bebidas Ecusa SpA.	76,517,798-7	Chile	Chilean Pesos	-	99.9834	99.9834	99.9834
Promarca Internacional SpA. (***)	76,574,762-7	Chile	US Dollar	-	49.9917	49.9917	49.9917
CCU Inversiones S.A. (10)	76,593,550-4	Chile	Chilean Pesos	99.0242	0.7533	99.7775	99.9733
Inversiones Internacionales SpA.	76,688,727-9	Chile	US Dollar	-	80.0000	80.0000	80.0000
New Ecusa S.A.	76,718,230-9	Chile	Chilean Pesos	-	99.9834	99.9834	99.9834
Promarca S.A. (***)	76,736,010-K	Chile	Chilean Pesos	-	49.9917	49.9917	49.9917
CCU Inversiones III SpA. (14)	76,933,685-0	Chile	US Dollar	-	99.9950	99.9950	-
Vending y Servicios CCU Ltda.	77,736,670-K	Chile	Chilean Pesos	-	99.9779	99.9779	99.9738
Inversiones Invex CCU Ltda.	78,418,890-6	Chile	US Dollar	6.7979	93.1941	99.9920	99.9905
Transportes CCU Ltda.	79,862,750-3	Chile	Chilean Pesos	98.0000	2.0000	100.0000	100.0000
Fábrica de Envases Plásticos S.A.	86,150,200-7	Chile	Chilean Pesos	90.9100	9.0866	99.9966	99.9966
Millahue S.A.	91,022,000-4	Chile	Chilean Pesos	99.9621	-	99.9621	99.9621
Viña San Pedro Tarapacá S.A. (*) (10)	91,041,000-8	Chile	Chilean Pesos	-	82.9870	82.9870	67.1992
Manantial S.A. (2)	96,711,590-8	Chile	Chilean Pesos	-	50.5507	50.5507	50.5507
Viña Altaïr SpA. (6)	96,969,180-9	Chile	Chilean Pesos	-	82.9870	82.9870	67.1992
Cervecería Kunstmann S.A.	96,981,310-6	Chile	Chilean Pesos	50.0007	-	50.0007	50.0007
Cervecera CCU Chile Ltda.	96,989,120-4	Chile	Chilean Pesos	99.7500	0.2499	99.9999	99.9999
Embotelladoras Chilenas Unidas S.A.	99,501,760-1	Chile	Chilean Pesos	99.0670	0.9164	99.9834	99.9834
Viña Valles de Chile S.A.	99,531,920-9	Chile	Chilean Pesos	-	82.9870	82.9870	67.1992
Comercial CCU S.A.	99,554,560-8	Chile	Chilean Pesos	50.0000	49.9888	99.9888	99.9866
Viña Orgánica SPT S.A. (11)	99,568,350-4	Chile	Chilean Pesos	-	-	-	67.1992
Compañía Pisquera de Chile S.A.	99,586,280-8	Chile	Chilean Pesos	46.0000	34.0000	80.0000	80.0000
Andina de Desarrollo SACFAIMM	0-E	Argentina	Argentine Pesos	-	59.1971	59.1971	59.1970
Cía. Cervecerías Unidas Argentina S.A. (9)	0-E	Argentina	Argentine Pesos	-	99.9936	99.9936	99.9924
Compañía Industrial Cervecera S.A. (1)	0-E	Argentina	Argentine Pesos	-	99.9950	99.9950	99.9949
Finca Eugenio Bustos S.A. (4)	0-E	Argentina	Argentine Pesos	-	-	-	67.1992
Finca La Celia S.A.	0-E	Argentina	Argentine Pesos	-	82.9870	82.9870	67.1992
Los Huemules S.R.L.	0-E	Argentina	Argentine Pesos	-	74.9979	74.9979	74.9979
Sáenz Briones y Cía. S.A.I.C.	0-E	Argentina	Argentine Pesos	-	89.9150	89.9150	89.9150
Bebidas Bolivianas BBO S.A. (12)	0-E	Bolivia	Bolivians	-	51.0000	51.0000	-
International Spirits Investments USA LLC (7)	0-E	United States	US Dollar	-	80.0000	80.0000	80.0000
Inversiones CCU Lux S.à r.l. (15)	0-E	Luxemburgo	US Dollar	-	99.9999	99.9999	-
Southern Breweries C.S.C. (3)	0-E	Luxemburgo	US Dollar	37.7810	62.2141	99.9951	99.9942
Bebidas del Paraguay S.A. (5) (**)	0-E	Paraguay	Paraguayan Guaranies	-	50.0049	50.0049	50.0049
Distribuidora del Paraguay S.A. (**)	0-E	Paraguay	Paraguayan Guaranies	-	49.9589	49.9589	49.9589
Sajonia Brewing Company S.R.L. (5) (***)	0-E	Paraguay	Paraguayan Guaranies	-	25.5025	25.5025	25.5025
Andrimar S.A.	0-E	Uruguay	Uruguayan Pesos	-	99.9999	99.9999	99.9999
Coralina S.A.	0-E	Uruguay	Uruguayan Pesos	-	99.9999	99.9999	99.9999
Marzurel S.A.	0-E	Uruguay	Uruguayan Pesos	-	99.9999	99.9999	99.9999
Milotur S.A.	0-E	Uruguay	Uruguayan Pesos	-	99.9999	99.9999	99.9999

 (*) Listed company in Chile.

(**) See Note 1 – General Information, letter E), Subsidiaries with direct or indirect participation of less than 50%

(***) Subsidiaries in which we have an interest of more or equal than 50% through one or more subsidiaries of the Company.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

In addition to what is shown in the preceding table, the following are the percentages of participation with voting rights, in each of the subsidiaries. Each shareholder has one vote per share owned or represented. The percentage of participation with voting rights represents the sum of the direct participation and indirect participation through a subsidiary.

Subsidiary	Tax ID	Country of origin	Functional currency	Share percentage with voting rights
				As of December 31, 2018	As of December 31, 2017
				%	%
Aguas CCU-Nestlé Chile S.A.	76,007,212-5	Chile	Chilean Pesos	50.0917	50.0917
Cervecera Guayacán SpA. (***) (13)	76,035,409-0	Chile	Chilean Pesos	25.0006	-
CRECCU S.A.	76,041,227-9	Chile	Chilean Pesos	100.0000	100.0000
Cervecería Belga de la Patagonia S.A. (***)	76,077,848-6	Chile	Chilean Pesos	25.5034	25.5034
Inversiones Invex CCU Dos Ltda.	76,126,311-0	Chile	Chilean Pesos	100.0000	100.0000
Inversiones Invex CCU Tres Ltda. (8)	76,248,389-0	Chile	Chilean Pesos	100.0000	100.0000
Bebidas CCU-PepsiCo SpA. (***)	76,337,371-1	Chile	Chilean Pesos	49.9888	49.9866
CCU Inversiones II Ltda. (16)	76,349,531-0	Chile	US Dollar	100.0000	100.0000
Bebidas Carozzi CCU SpA. (***)	76,497,609-6	Chile	Chilean Pesos	49.9917	49.9917
Bebidas Ecusa SpA.	76,517,798-7	Chile	Chilean Pesos	99.9834	99.9834
Promarca Internacional SpA. (***)	76,574,762-7	Chile	US Dollar	49.9917	49.9917
CCU Inversiones S.A. (10)	76,593,550-4	Chile	Chilean Pesos	99.7775	99.9733
Inversiones Internacionales SpA.	76,688,727-9	Chile	US Dollar	80.0000	80.0000
New Ecusa S.A.	76,718,230-9	Chile	Chilean Pesos	99.9834	99.9834
Promarca S.A. (***)	76,736,010-K	Chile	Chilean Pesos	49.9917	49.9917
CCU Inversiones III SpA. (14)	76,933,685-0	Chile	US Dollar	100.0000	-
Vending y Servicios CCU Ltda.	77,736,670-K	Chile	Chilean Pesos	99.9779	99.9738
Inversiones Invex CCU Ltda.	78,418,890-6	Chile	US Dollar	99.9920	99.9905
Transportes CCU Ltda.	79,862,750-3	Chile	Chilean Pesos	100.0000	100.0000
Fábrica de Envases Plásticos S.A.	86,150,200-7	Chile	Chilean Pesos	100.0000	100.0000
Millahue S.A.	91,022,000-4	Chile	Chilean Pesos	99.9621	99.9621
Viña San Pedro Tarapacá S.A. (*) (10)	91,041,000-8	Chile	Chilean Pesos	82.9870	67.1992
Manantial S.A. (2)	96,711,590-8	Chile	Chilean Pesos	50.5507	50.5507
Viña Altaïr SpA. (6)	96,969,180-9	Chile	Chilean Pesos	82.9870	67.1992
Cervecería Kunstmann S.A.	96,981,310-6	Chile	Chilean Pesos	50.0007	50.0007
Cervecera CCU Chile Ltda.	96,989,120-4	Chile	Chilean Pesos	100.0000	100.0000
Embotelladoras Chilenas Unidas S.A.	99,501,760-1	Chile	Chilean Pesos	99.9834	99.9834
Viña Valles de Chile S.A.	99,531,920-9	Chile	Chilean Pesos	82.9870	67.1992
Comercial CCU S.A.	99,554,560-8	Chile	Chilean Pesos	100.0000	100.0000
Viña Orgánica SPT S.A. (11)	99,568,350-4	Chile	Chilean Pesos	-	67.1992
Compañía Pisquera de Chile S.A.	99,586,280-8	Chile	Chilean Pesos	80.0000	80.0000
Andina de Desarrollo SACFAIMM	0-E	Argentina	Argentine Pesos	100.0000	100.0000
Cía. Cervecerías Unidas Argentina S.A. (9)	0-E	Argentina	Argentine Pesos	100.0000	100.0000
Compañía Industrial Cervecera S.A. (1)	0-E	Argentina	Argentine Pesos	100.0000	100.0000
Finca Eugenio Bustos S.A. (4)	0-E	Argentina	Argentine Pesos	-	67.1992
Finca La Celia S.A.	0-E	Argentina	Argentine Pesos	82.9870	67.1992
Los Huemules S.R.L.	0-E	Argentina	Argentine Pesos	74.9979	74.9979
Sáenz Briones y Cía. S.A.I.C.	0-E	Argentina	Argentine Pesos	100.0000	100.0000
Bebidas Bolivianas BBO S.A. (12)	0-E	Bolivia	Bolivians	51.0000	-
International Spirits Investments USA LLC (7)	0-E	United States	US Dollar	80.0000	80.0000
Inversiones CCU Lux S.à r.l. (15)	0-E	Luxemburgo	US Dollar	99.9999	-
Southern Breweries C.S.C. (3)	0-E	Luxemburgo	US Dollar	100.0000	100.0000
Bebidas del Paraguay S.A. (5) (**)	0-E	Paraguay	Paraguayan Guaranies	50.0049	50.0049
Distribuidora del Paraguay S.A. (**)	0-E	Paraguay	Paraguayan Guaranies	49.9589	49.9589
Sajonia Brewing Company S.R.L. (5) (***)	0-E	Paraguay	Paraguayan Guaranies	25.5025	25.5025
Andrimar S.A.	0-E	Uruguay	Uruguayan Pesos	99.9999	99.9999
Coralina S.A.	0-E	Uruguay	Uruguayan Pesos	99.9999	99.9999
Marzurel S.A.	0-E	Uruguay	Uruguayan Pesos	99.9999	99.9999
Milotur S.A.	0-E	Uruguay	Uruguayan Pesos	99.9999	99.9999

 (*) Listed company in Chile.

(**) See Note 1 – General Information, letter E), Subsidiaries with direct or indirect participation of less than 50%

(***) Subsidiaries in which we have an interest of more or equal than 50% through one or more subsidiaries of the Company.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

The main movements in the ownership of the subsidiaries included in these consolidated financial statements are the following:

(1) Compañía Industrial Cervecera S.A.

On January 7, 2016, subsidiary Compañía Industrial Cervecera S.A. (CICSA), acquired 50.99% of the stock rights of Los Huemules S.R.L (LH). As a consequence of the above mentioned the shareholders of Los Huemules S.R.L. are Cervecería Kunstmann S.A. (CK) and CICSA with 49.01% and 50.99%, respectively. The final amount of this transaction was
ThCh$ 118,092. Subsequently, on March 16, 2017, the stock rights of Los Huemules S.R.L. were transferred from CICSA to CCK, leaving final interest at CICSA with 50.0001% and CCK with 49.9999%.

(2) Manantial S.A.

On January 29, 2016, subsidiaries Aguas CCU-Nestlé Chile S.A. (Aguas) and Embotelladoras Chilenas Unidas S.A. (ECUSA) acquired 48.07% and 0.92% of the shares of Manantial S.A. (Manantial) respectively, exercising the call option granted in the Shareholders’ Agreement of Manantial. As a consequence, Compañía Cervecerías Unidas S.A. is currently the indirect owner of 100% of the shares of Manantial, becoming the only direct shareholders of Manantial: (i) Aguas with 99.08% of the capital stock, and (ii) ECUSA with 0.92% of the capital stock. The total amount of this transaction was   ThCh$ 19,111,686.

(3) Southern Breweries S.C.S. (SB SCS) (Ex Southern Breweries Limited)

On August 26, 2016, subsidiaries Saint Joseph Investments Limited and South Investments Limited merged with CCU Cayman Limited, which became the legal continuer.

On the other hand, in October 2016, Southern Breweries Establishment, a subsidiary of CCU in Liechtenstein, became a stock company under the name "Southern Breweries Aktiengesellschaft" and on October 18, 2016 it was re-domiciled to the Cayman Islands. Subsequently, in November 2016, the bylaws of that company were modified and its name was changed to "Southern Breweries Limited". Finally, the aforementioned subsidiary CCU Cayman Limited merged with Southern Breweries Limited, which became the legal continuer. The transactions mentioned above had no effects on the results of the Company.

On December 7, 2018, Southern Breweries Limited (Subsidiary of CCU) was re-domicilied from Cayman Islands to Luxembourg and changed its name to Southern Breweries S.á.r.l., later and once the subsidiary was stablished in Luxembourg it was converted from S.á.r.l. to S.C.S. Finally, the Company sold one share of SB SCS to the subsidiary Inversiones CCU Lux S.á r.l. by an amount of US $ 2,600.

(4) Finca Eugenio Bustos S.A.

On December 5, 2016, the Board of Directors resolved the dissolution of Finca Eugenio Bustos S.A., which was formalized on May 18, 2018 before the Public Registry of Commerce of Argentina.

(5) Bebidas del Paraguay S.A. and Sajonia Brewing Company S.R.L.

On December 29, 2016, the Company paid committed capital of ThCh$ 2,226,656 in Bebidas del Paraguay S.A. and this transaction does not change the percentage of participation.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

As explained in Note 15 – Business combinations, on March 31, 2016, through its subsidiary Bebidas del Paraguay S.A., acquired 51% of the stock rights of paraguayan company Sajonia Brewing Company S.R.L. (formerly Artisan SRL). The amount of this transaction was ThCh$ 641,489 (equivalents to US$ 1,000,000). During 2017, the Company has determined the fair values of assets and liabilities for this business combination as follows:

Assets and Liabilities	Fair Value
ThCh$
Cash and cash equivalents	462,873
Trade and other current receivables	9,813
Inventories	19,552
Total current assets	492,238
Intangible assets other than goodwill	259,712
Property, plant and equipment (net)	79,126
Total non-current assets	338,838
Total activos	831,076
Trade and other current payables	7,063
Total current liabilities	7,063
Deferred tax liabilities	25,948
Total non-current liabilities	25,948
Total liabilities	33,011
Total Shareholders' Equity	798,065
Non-controlling interests	391,052
Net identifiable assets acquired	407,013
Goodwill	234,476
Investment Value	641,489

(6) Viña Altaïr SpA. and Viña del Mar de Casablanca S.A.

On May 31, 2017, subsidiary Viña del Mar Casablanca S.A. merged with Viña Altaïr SpA., which became the legal continuer. The transactions mentioned above had no significant effects on the results of the Company.

(7) International Spirits Investments USA LLC

On June 2017, Compañía Pisquera de Chile S.A. (CPCh), through its subsidiary International Spirits Investments USA LLC,  it incorporated in its portfolio the Peruvian brand BarSol, acquired the 40% of stock rights of Americas Distilling Investments LLC, which is the owner of the brand and productive assets in Perú.

(8) CCU Investment Limited and Inversiones Invex CCU Tres Ltda.

On October 30, 2017, subsidiary CCU Investments Limited merged with Inversiones Invex CCU Tres Ltda., which became the legal continuer. The transactions mentioned above had no effects on the results of the Company.

(9) Compañía Cervecerías Unidas Argentina S.A.

As a result of the early termination of Budweiser license, as described in Note 1 – General information, letter C), and based on the Audited Financial Statements as of and for the year ended on April 30, 2018 of the subsidiary Compañía Cervecerías Unidas Argentina S.A., on June 5, 2018, held the Ordinary and Extraordinary General Assembly of such subsidiary, agreed the distribution of dividends for a total amount of ARS 5,141,760,000 (equivalent to ThCh$ 129,858,280), according with the stock rights of their shareholders, which are domiciled in Chile, distributed to Inversiones Invex CCU Limitada the amount of ARS 4,146,778,022.40 (equivalent to ThCh$ 104,729,404 (80.65%)) and Inversiones Invex CCU Dos Limitada the amount of ARS 994,981,977.60 (equivalent to ThCh$ 25,128,876 (19.35%)). According to the above mentioned, the distribution of dividends to the Chilean shareholders, is based on the realized result to April 30, 2018 of the subsidiary Compañía Cervecerías Unidas Argentina S.A.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

(10) CCU Inversiones S.A. and Viña San Pedro Tarapacá S.A. (VSPT).

On December 12, 2017, CCU, through its subsidiary CCU Inversiones S.A., acquired the 2.5% of the shares of VSPT for a total amount of ThCh$ 7,800,000, equivalent to 1,000,000,000 shares. As a result of the above, the indirect participation of CCU, through CCU Inversiones S.A., exceeded two-thirds of VSPT´s shares, therefore, the provisions of article 199 bis of Law N° 18,045, the Chilean Securities Market Law (LMV) apply, which imposes the obligation to initiate, within 30 days from the date of such acquisition, a tender offer for the remaining shares (Offer) under the terms of said regulations. The price to be offered for the shares subject to the Offer was set at $ 7.8 per share. In compliance with the above, on December 27, 2017 the tender offer initiation notice was published, which period runs from December 28, 2017 until January 26, 2018, inclusive, under the terms and conditions set forth in the aforementioned regulations. On January 29, 2018, the outcome notice of the tender offer was published, acquiring CCU Inversiones S.A. an additional 15.79% of said subsidiary for the amount of ThCh$ 49,222,782, equivalent to 6,310,613,119 shares, thus resulting in an 83.01% stake in VSPT.

On January 29, 2018, the Company acquired an additional 0.18% of subsidiary CCU Inversiones S.A. for an amount of ThCh$ 49,400,000, equivalent to 934,774,763 shares, thus resulting in an 99.02% stake in this subsidiary.

(11) Viña Orgánica SPT S.A.

On July 31, 2018, subsidiary Viña Orgánica SPT S.A. merged with Viña San Pedro Tarapacá S.A., which became the legal continuer and beginning from August 1, 2018. The transactions mentioned above had no significant effects on the results of the Company.

(12) Bebidas Bolivianas BBO S.A. (BBO)

On May 7, 2014, the Company acquired 34% of the stock rights of Bebidas Bolivianas BBO S.A.(BBO) a Bolivian and a closed stock company that produces soft drinks and beers in three plants located in Santa Cruz de la Sierra and Nuestra Señora de la Paz cities.

Subsequently, on August 9, 2018, the Company acquired an additional the 17% of the shares of BBO for an amount of
US$ 8,500,000, equivalents to ThCh$ 5,457,935, thus resulting in an 51% stake in BBO (see Note 15 – Business combinations).  The Company has determinated the fair values of assets and liabilities for this business combinations as follows:

Assets and Liabilities	Fair Value
ThCh$
Total current assets	3,942,346
Total non-current assets	22,748,015
Total Assets	26,690,361
Total current liabilities	5,393,779
Total non-current liabilities	8,854,809
Total liabilities	14,248,588

Net identifiable assets acquired	12,441,773
Non-controlling interests	(6,096,469)
Goodwill	10,376,570
Investment value	16,721,874

As a result of the previously mentioned fair values intangibles and goodwill have been generated, which are exposed in Note 17 – Intangible assets other than goodwill and Note 18 – Goodwill.

On September 20, 2018, the Company paid committed capital of US$ 1,530,029 (equivalent to ThCh$ 1,044,688) in BBO, since both partners concurred with the same capital contributions, the percentages of participation were maintained.

(13) Cervecera Guayacán SpA.

On August 31, 2018, the subsidiary Cervecería Kunstmann S.A. (CK) acquired an additional 30.0004% of the stock rights of Cervecera Guayacán SpA. for an amount of ThCh$ 361,560, equivalent to 39,232 shares and the subscription and payment

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

of ThCh$ 470,711, equivalent to 49,038 shares. As a consequence above mentioned CK has the 50.0004% stake in Cervecera Guayacán SpA. (see Note 15 – Business combinations). The Company has determinated the fair values of assets and liabilities for this business combination as follows:

Assets and Liabilities	Fair Value
ThCh$
Total current assets	507,149
Total non-current assets	1,355,220
Total Assets	1,862,369
Total current liabilities	238,265
Total non-current liabilities	306,828
Total liabilities	545,093

Net identifiable assets	1,317,276
Non-controlling interests	(658,633)
Goodwill	456,007
Investment value	1,114,650

As a result of the previously mentioned fair values intangibles and goodwill have been generated, which are exposed in Note 17 – Intangible assets other than goodwill and Note 18 – Goodwill.

(14) CCU Inversiones III SpA.

On september 13, 2018, the subsidiary Southern Breweries S.C.S. (ex Southern Breweries Limited) incorporated the company CCU Inversiones III SpA. in Chile, whose purpose will be to make all kinds of investments, in any type of goods, foreign currency, financial instruments and commercial paper, including shares or social rights in companies incorporated in Chile or abroad, among others.

(15) Inversiones CCU Lux S.á r.l.

On November 13, 2018,  the subsidiary Inversiones CCU Lux S.á r.l. was created in Luxembourg, where the subsidiary CCU Inversiones II Ltda. made the total stock payment of Euros 12,000 (12,000 shares), equivalent to ThCh$ 9,252.

(16) CCU Inversiones II Limitada

On December 17, 2018, the Company made a capital contribution to the subsidiary CCU Inversiones II Ltda., through the shareholding contribution of the Bolivian subsidiary, Bebidas Bolivianas BBO S.A. for an amount of
US$ 40,294,696, equivalents to ThCh $ 27,659,891.

E)  Subsidiaries with direct or indirect participation of less than 50%

These Consolidated Financial Statements incorporate as a subsidiary to Distribuidora del Paraguay S.A., a company in which we have a total participation of 49.9589%.

Bebidas del Paraguay S.A. (BdP) and Distribuidora del Paraguay S.A. (DdP) are considered to be one economic group that shares their operational and financial strategy, leaded by the same management team that seeks compliance with the strategic plan defined simultaneously for both entities. Additionally BdP produces different brands owned by it. DdP is its sole and exclusive customer, which is responsible for the distribution and marketing of BdP’s products. The administrative and commercial integration added to its operational and financial dependence of DdP explain the reason why BdP proceeds to present this entity as a subsidiary of CCU.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

F) Below we briefly describe the companies that qualify as joint operations:

(a) Promarca S.A.

Promarca S.A. is a closed stock company whose main activity is the acquisition, development and administration of trademarks and their corresponding licensing to their operators.

On December 31, 2018, Promarca S.A. recorded a profit of ThCh$ 4,581,922 (ThCh$ 4,524,117 in 2017 and ThCh$ 4,812,696 in 2016), which in accordance with the Company’s policies is 100% distributable.

At the Extraordinary Shareholders’ Meetings of Promarca S.A. held on June 2016, the shareholders agreed to increase paid-in capital (jointly the "Capital Increase"). The Capital Increase was subscribed in equal parts by subsidiary New Ecusa S.A. and Watt’s Dos S.A., the only shareholders, who maintained their current 50% interest, through a contribution of ThCh$ 8,199,240 and 100% of the shares of Promarca Internacional SpA (whose line of business is the exploitation and development of the Watt’s brands in Argentina, Paraguay, Uruguay and Bolivia). As of June 2016, Promarca Internacional SpA. became a wholly owned subsidiary of Promarca S.A. During June 30, 2016, the fair values of the assets and liabilities of Promarca Internacional SpA. were determined, as follows:

Assets and Liabilities	Fair Value
ThCh$
Intangible assets other than goodwill	11,229,149
Total non-current assets	11,229,149
Total Assets	11,229,149
Deferred tax liabilities	3,029,909
Total current liabilities	3,029,909

Net identifiable assets acquired	8,199,240
Amount paid	8,199,240

As a result of the previously mentioned fair values and in accordance with rights of Promarca S.A. in the joint venture, intangibles have been generated in the amount of ThCh$ 5,614,575, which are described in Note 17 – Intangible assets other than goodwill.

(b) Compañía Pisquera Bauzá S.A.

On December 2, 2011, subsidiary Compañía Pisquera de Chile S.A. (CPCh) signed a license agreement for the marketing and distribution of the Pisco Bauzá brand in Chile. In addition, this transaction included the acquisition by CPCh of 49% of Compañía Pisquera Bauzá S.A. (CPB), owner of the Bauzá brand in Chile. The Bauzá family maintains 51% ownership of that company and all of its productive assets, which will continue to be associated to the production of Pisco Bauzá.

On January 7, 2016, CPCh sold its 49% interest to Agroproductos Bauzá S.A. (Agroproductos Bauzá). See Note 14- Non-current assets of disposal groups classified as held for sale.

(c) Bebidas CCU-Pepsico SpA. (BCP)

The line of business of this company is manufacture, produce, process, transform, transport, import, export, purchase, sell and in general market all types of concentrates.

On December 31, 2018, BCP recorded a profit of ThCh$ 1,137,233 (ThCh$  1,078,916 in 2017 and ThCh$  1,066,005 in 2016), which in accordance with the Company’s policies is 100% distributable.

(d) Bebidas Carozzi CCU SpA. (BCCCU)

The purpose of this company is the production, marketing and distribution of instant powder drinks in the national territory.

On December 31, 2018, BCCCU recorded a profit of ThCh$ 1,263,169 (ThCh$ 2,278,345 in 2017 and ThCh$ 797,268  in 2016), which in accordance with the Company’s policies is 100% distributable.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

The companies mentioned above (letter a) to d)) meet the conditions stipulated in IFRS 11 to be considered "joint operations", since the primary assets in both entities are trademarks, the contractual arrangements establishes that the parties to the joint arrangement share all interests in the assets relating to the arrangement in a specified proportion and their income is 100% from royalties charged to the joint operators for the sale of products using these trademarks.

Note 2 Summary of significant accounting policies

 Significant accounting policies adopted for the preparation of these consolidated financial statements are described below:

2.1         Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), issued by the International Accounting Standard Board (IASB), which have been applied consistently in the years presented. Except for the standards included in Note 4 - Accounting Changes, which explains the treatment that was applied for each of them.

The consolidated financial statements have been prepared on a historical basis, as modified by the subsequent valuation of financial assets and financial liabilities (including derivative instruments) at fair value.

The preparation of the Consolidated Financial Statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires that management uses its professional judgment in the process of applying the Company’s accounting policies. See Note 3 - Estimates and application of professional judgment for disclosure of significant accounting estimates and judgments.

All IFRS standards, amendments and enhancements whose adoption was required by January 1, 2018, have been adopted by the Company, without significant impacts on the financial statements as of December 31, 2018, including what is mentioned in Note 4 – Accounting changes for IFRS 9 and IFRS 15.

At the date of issuance of these consolidated financial statements the following Standards, Amendments, Improvements and Interpretations to existing IFRS standards have been published to existing standards that have not taken effect and that the Company has not adopted in advance.

These standards are required to be applied by the following dates:

Next Standard Improvements and Amendments		Mandatory for years beginning in:
Amendments to IAS 12	Income taxes.	January, 1, 2019
Amendments to IAS 19	Employees benefits.	January, 1, 2019
Amendments to IAS 23	Borrowing costs.	January, 1, 2019
Amendments to IAS 28	Investment in Associates and Joint Ventures.	January, 1, 2019
Amendments to IAS 1 and IAS 8	Presentation of Financial Statements and Accounting Policies, Changes in Accounting Estimates and Errors.	January, 1, 2020
Amendments to IFRS 3	Business combination.	January, 1, 2019
Amendments to IFRS 9	Financial Instruments.	January, 1, 2019
Amendments to IFRS 11	Joint arrangements.	January, 1, 2019
Amendments to IFRS 3	Definition of a Business.	January, 1, 2020
IFRS 16	Leases.	January, 1, 2019
IFRS 17	Insurance Contracts.	January, 1, 2021
IFRIC 23	Uncertainty over Income Tax Treatments.	January, 1, 2019

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

The Company estimates the adoption of these new Standards, Improvements, Amendments and Interpretations mentioned in the table above will not have a material impact on the Consolidated Financial Statements upon initial application, except by the application of IFRS 16, Standards for which the Company has performed the following analysis:

Nature of the change:

-

The Company at the date of issuance of these Consolidated Financial Statements have not apply of standard IFRS 16, this standard will apply the annual period since January 1, 2019, date from its mandatory adoption.

-

This standard requires that the lease contracts currently classified as operational, with maturities greater than 12 months, have an accounting treatment similar to financial leases. In general terms, this means that an asset must be recognized for the right-to-use the assets subject to operational lease contracts and a liability, equivalent to the present value of the payments associated with the contract. As for the effects on the result, the monthly lease payments will be replaced by the depreciation of the asset and the recognition of a financial expense. If the case of the lease modifications such as lease value, term, index of readjustment, associated interest rate, etc., the lessee will recognize the amount of the new measurement of the lease liability as an adjustment to the asset for the right-to-use.

-	The only exceptions are short-term and low-value leases in accordance with the IFRS 16.

Evaluation methodology:

-	The Company has carried out a survey of lease agreements in accordance with the guidelines provided by IFRS 16.

-

The information has been standardized according to the main characteristics of each contract, such as: description, contract payment flows, start and end date of the contract, term, renewal method, currency, readjustability index, among others.

-

The current value of the obligations has been determined based on the payment flow of each of the contracts, discounting these at the implicit rate associated with them and in the case of not having it, at the average indebtedness rate that the Company would obtain by requesting financing from banking institutions of each economic environment in which the Company operates.

Impacts:

For lease commitments whose analysis is within the scope of IFRS 16, the Company estimates to recognize assets for right of use and an lease liability for an amount of approximately ThCh$ 22,627,871 as of January 1, 2019.

Adoption of IFRS16

The Company will apply the simplified transition approach and will not restate the comparative amounts for the year 2018.

2.2         Basis of consolidation

Subsidiaries

Subsidiaries are entities over which the Company has power to direct their financial and operating policies, which generally is the result of ownership of more than half of the voting rights. Subsidiaries are consolidated from the date on which control was obtained by the Company, and are excluded from consolidation as of the date the Company loses such control.

The acquisition method is used for the accounting of acquisition of subsidiaries. The acquisition cost is the fair value of the assets delivered, of the equity instruments issued and of the liabilities incurred or assumed as of the exchange date. The identifiable assets acquired, as well as the identifiable liabilities and contingencies assumed in a business combination are initially valued at their fair value on the acquisition date, regardless the scope of minority interests. Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized as income.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Joint operations

As explained in Note 1- General information, for the joint arrangements that qualify as joint operations, the Company recognizes its share of the assets, liabilities and income in respect to its interest in the joint operations in accordance with IFRS 11.

Intercompany transaction

Intercompany transactions, balances and unrealized gains from transactions between the Company’s entities are eliminated in consolidation. Unrealized losses are also eliminated, unless the transaction provides evidence of an impairment of the asset transferred. Whenever necessary, the accounting policies of subsidiaries are amended to ensure uniformity with the policies adopted by the Company.

Non-controlling Interest

Non-controlling interest is presented in the Equity section of the Consolidated Stament of Financial Position. The net income attributable to equity holder of the parent and non-controlling interest are each disclosed separately in the Consolidated Statement of Income after net income.

Investments accounted for using the equity method

Joint ventures and associates

The Company maintains investments in joint arrangements that qualify as joint ventures, which correspond to a contractual agreement by which two or more parties carry out an economic activity that is subject to joint control, and normally involves the establishment of a separate entity in which each party has a share based on a shareholders’ agreement. In addition, the Company maintains investments in associates which are defined as entities in which the investor does not have significant influence and are not a subsidiary or a joint venture.

The Company accounts for its participation in joint arrangements that qualify as joint ventures and in associates using the equity method. The financial statements of the joint venture are prepared for the same year, under accounting policies consistent with those of the Company. Adjustments are made to agree any difference in accounting policies that may exist with the Company’s accounting policies.

Whenever the Company contributes or sells assets to companies under joint control or associates, any income or loss arising from the transaction is recognized based on how the asset is realized. When the Company purchases assets from those companies, it does not recognize its share in the income or loss of the joint venture in respect to such transaction until the asset is sold or realized.

2.3         Financial information as per operating segments

The Company has defined three operating segments which are essentially defined with respect to its revenues in the geographic areas of commercial activity: 1.- Chile, 2.- International business and 3.- Wine.

These operating segments mentioned are consistent with the way the Company is managed and how results will be reported by CCU. These segments reflect separate operating results which are regularly reviewed by chief operating decision maker in order to make decisions about the resources to be allocated to the segment and assess its performance (See Note 6 - Financial information as per operating segment).

The segments performance is measured according to several indicators, of which OR (Adjust Operating Result), OR before Exceptional Items (EI), ORBDA (Adjust Operating Result Before Depreciation and Amortization), ORBDA before EI, ORBDA margin (ORBDA’s % of total revenues for the operating segment), the volumes and Net sales. Sales between segments are conducted using terms and conditions at current market rates.

The Company defined the Adjusted Operating Result as the Net incomes (losses) before Other gains (losses), Net financial cost, Equity and income from joint ventures and associates, Foreign currency exchange differences, Results as per adjustment units and Income tax, and the ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

MSD&A, included Marketing, Selling, Distribution and Administrative expenses.

Corporate revenues and expenses are presented separately within the other.

2.4         Foreign currency and sdjustment units

Presentation and functional currency

The Company uses the Chilean peso (Ch$ or CLP) as its functional currency and for the presentation of its financial statements. The functional currency has been determined considering the economic environment in which the Company carries out its operations and the currency in which the main cash flows are generated. The functional currency of the Argentinian, Uruguayan and Paraguayan subsidiaries is the Argentine Peso, Uruguayan Peso, Paraguayan Guarani and Bolivian, respectively. The functional currency of the joint venture in Colombia is the Colombian Peso.

Transactions and balances

Transactions in foreign currencies and adjustment units (“Unidad de Fomento” or “UF”) are initially recorded at the exchange rate of the corresponding currency or adjustment unit as of the date on which the transaction occurs. The Unidad de Fomento (UF) is a Chilean inflation-indexed peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month’s inflation rate. At the close of each Consolidated Statement of Financial Position, the monetary assets and liabilities denominated in foreign currencies and adjustment units are translated into Chilean pesos at the exchange rate of the corresponding currency or adjustment unit. The exchange difference arising, both from the liquidation of foreign currency transactions, as well as from the valuation of foreign currency monetary assets and liabilities, is included in statement of income, in Foreign currency exchange differences, while the difference arising from the changes in adjustment units are recorded in the statement of income as Result as per adjustment units.

For consolidation purposes, the assets and liabilities of the subsidiaries whose functional currency is different from the Chilean peso and not operating in countries whose economy is considered hyperinflationary, are translated into Chilean pesos using the exchange rates prevailing at the date of the Consolidated Financial Statements while exchange differences originated by the conversion of assets and liabilities, are recorded under Reserve of exchange differences on translation within Other equity reserves. Incomes, costs and expenses are translated at the average monthly exchange rate for the respective fiscal years. These exchange rates have not suffered significant fluctuations during these months.

The results and financial situation in CCU Group's entities, which have a functional currency different from the presentation currency, being their functional currency the currency of a hyperinflationary economy (as the case of subsidiaries in Argentina as from 1 July 2018 as described in Note 4 – Accounting changes), are converted into the presentation currency as established in IAS 21 and IAS 29. The comparative figures, as the Group's presentation currency is the currency of a non-hyperinflationary economy, are not changed with respect to those that were presented as current amounts of year in question, within the Financial Statements of the preceding period, that is, these amounts are not adjusted for subsequent changes that have occurred in the price level or exchange rates.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

The exchange rates of the primary foreign currencies, adjustment units and index used in the preparation of the consolidated financial statements are detailed as follows:

Chilean Pesos as per unit of foreign currency or adjustable unit		As of December 31, 2018	As of December 31, 2017	As of December 31, 2016
		Ch$	Ch$	Ch$
Foreign currencies
US Dollar	USD	694.77	614.75	669.47
Euro	EUR	794.75	739.15	705.60
Argentine Peso	ARS	18.43	32.96	42.13
Uruguayan Peso	UYU	21.44	21.34	22.82
Canadian Dollar	CAD	509.62	491.05	498.38
Sterling Pound	GBP	882.36	832.09	826.10
Paraguayan Guarani	PYG	0.12	0.11	0.12
Bolivians	BOB	101.28	89.61	97.59
Colombian Peso	COP	0.21	0.21	0.22
Adjustment units
Unidad de fomento (*)	UF	27,565.79	26,798.14	26,347.98
Unidad de indexada (**)	UI	86.19	79.62	80.15

(*) The Unidad de Fomento (UF) is a Chilean inflation-indexed, Chilean peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month´s inflation rate.

(**) The Unidad Indexada (UI) is a Uruguay inflation-indexed, Uruguayan peso-denominated monetary unit. The UI rate is set daily in advance based on changes in the previous month´s inflation rate.

Index used in hyperinflationary economies	As of December 31, 2018	As of December 31, 2017	As of December 31, 2016

Argentina Consumer Price Index	183.13	124.80	100.00
Index percentage variation of Argentina Consumer Price Index	47.5%	24.8%	-

2.5         Cash and cash equivalents

Cash and cash equivalents includes available cash, bank balances, time deposits at financial entities, investments in mutual funds and financial instruments acquired under resale agreements, as well as highly liquid short-term investments, all at a fixed interest rate, normally with original maturity of up to three months.

2.6         Other financial assets

Other financial assets include money market securities, derivative contracts and time deposits at financial entities maturing in more than 90 days.

2.7         Financial instruments

IFRS 9 – Financial instruments, replaces the IAS 39 – Financial instruments, for the annual periods beginning on January 1, 2018 and which brings together three aspects of accounting and which are: classification and measurement; impairment and hedge accounting.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Financial assets

The Company recognizes a financial asset in its Consolidated Statement of Financial Position as follows:

As of the date of initial recognition, management classifies its financial assets: (i) at fair value through profit and loss (ii) Trade and other current receivables and (iii) hedging derivatives. The classification depends on the purpose for which the financial assets were acquired. For instruments not classified at fair value through Income, any cost attributable to the transaction is recognized as part of the asset’s value.

The fair value of instruments that are actively traded in formal markets is determined by the traded price on the financial statement closing date. For investments without an active market, fair value is determined using valuation techniques including (i) the use of recent market transactions, (ii) references to the current market value of another financial instrument of similar characteristics, (iii) discounted cash flows and (iv) other valuation models.

After initial recognition, the Company values the financial assets as described below:

Trade and other current receivables

Trade receivable credits or accounts are recognized according to their invoice value.

The Company purchases credit insurance covering approximately 90% and 99% of individually significant accounts receivable balances for the domestic market and the international market, of total trade receivable, respectively, net of a 10% deductible.

An impairment of accounts receivable balances is recorded when there is an objective evidence that the Company not will be capable to collect amounts according to the original terms. Some indicators that an account receivable has impairment are the financial problems, initiation of a bankruptcy, financial restructuring and age of the balances of our customers.

Estimated losses from bad debts is measured in an amount equal to the "expectations of credit losses", using the simplified approach established in IFRS 9 and in order to determine whether or not there is impairment from portfolio, a risk analysis is carried out according to the historical experience (three years) on the uncollectability, which is adjusted according to macroeconomic variables, in order to obtain sufficient prospective information for the estimation and considering other factors of aging until reaching 100% of the balance in most of the debts older than 180 days, with the exception of those cases that in accordance with current policies, losses are estimated due to partial deterioration based on a case by case analysis. Additionally, the company maintains credit insurance for individually significant accounts receivable. Impairment losses are recorded in the Consolidated Statemet of Income in the period incurred.

Current trade receivable credits and accounts are initially recognized at their nominal value and are not discounted because they do not differ significantly from their fair value. The Company has determined that the calculation of the amortized cost is not materially different from the invoiced amount because the transactions do not have significant associated costs.

Financial liabilities

The Company recognizes a financial liability in its Consolidated Statement of Financial Position as follows:

Interest-bearing loans and financial obligations

Interest-bearing loans and financial obligations are initially recognized at the fair value of the resources obtained, less incurred costs that are directly attributable to the transaction. After initial recognition, interest-bearing loans and obligations are measured at amortized cost. The difference between the net amount received and the value to be paid is recognized in the Consolidated Statement of Income over the term of the loan, using the effective interest rate method.

Interest paid and accrued related to loans and obligations used to finance its operations are presented under finance costs.

Interest-bearing loans and obligations maturing within twelve months are classified as current liabilities, unless the Company has the unconditional right to defer payment of the obligation for at least a twelve months after the closing date of the Consolidated Financial Statement.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Trade and other payables

Trade and other payables are initially recognized at nominal value because they do not differ significantly from their fair value. The Company has determined that no significant differences exist between the carrying value and amortized cost using the effective interest rate method.

Derivative Instruments

All derivative financial instruments are initially recognized at fair value as of the date of the derivative contract and subsequently re-measured at their fair value. Gains and losses resulting from fair value measurement are recorded in the Consolidated Statement of Income as gains or losses due to fair value of financial instruments, unless the derivative instrument is designated as a hedging instrument.

Financial Instruments at fair value through profit and loss include financial assets classified as held for trading and financial assets which have been designated as such by the Company. Financial assets are classified as held for trading when acquired for the purpose of selling them in the short term. The fair value of derivative financial instruments that do not qualify for hedge accounting is immediately recognized in the consolidated statement of income under Other gains (losses).  The fair value of these derivatives is recorded under Other financial assets and Other financial liabilities.

Derivative instruments classified as hedges are accounted for as cash flow hedges.

In order to classify a derivative as a hedging instrument for accounting purposes, the Company documents (i) as of the transaction date or at designation time, the relationship or correlation between the hedging instrument and the hedged item, as well as the risk management purposes and strategies, (ii) the assessment, both at designation date as well as on a continuing basis, whether the derivative instrument used in the hedging is highly transaction effective to offset changes in inception  cash flows of the hedged item. A hedge is considered effective when changes in the cash flows of the underlying directly attributable to the risk hedged are offset with the changes in fair value, or in the cash flows of the hedging instrument with effectiveness between 80% to 125%. See Note 4 - Accounting changes.

The total fair value of a hedging derivative is classified as assets or financial liabilities in Other non-current if the maturity of the hedged item is more than 12 months and as other assets or current liabilities if the remaining maturity of the hedged item is less than 12 months. The ineffective portion of these instruments can be viewed in Other gains (losses) of the Consolidated Statements of Income. The effective portion of the change in the fair value of derivative instruments that are designated and qualified as cash flow hedges are initially recognized in Cash Flow Hedge Reserve in a separate component of Equity. The income or loss related to the ineffective portion is immediately recognized in the Consolidated Statement of Income. The amounts accumulated in Equity are reclassified in Income during the same period in which the corresponding hedged item is reflected in the Consolidated Statement of Income. When a cash flow hedge ceases to comply with the hedge accounting criteria, any accumulated income or loss existing in Equity remains in Equity and is recognized when the expected transaction is finally recognized in the Consolidated Statement of Income. When it is estimated that an expected transaction will not occur, the accumulated gain or loss recorded in Equity is immediately recognized in the Consolidated Statement of Income.

Derivative instruments are classified as held for trading unless they are classified as hedge instruments.

Deposits for returns of bottles and containers

Deposits for returns of bottles and containers corresponds to the liabilities registered by the guarantees of money received from customers for bottles and containers placed at their disposal and represents the value that will be returned to the customer when it returns the bottles to the Company in good condition along with the original invoice. This value is determined by the estimation of the bottles and containers in circulation that are expected to be returned to the Company in the course of time based on the historic experience, physical counts held by clients and independent studies over the quantities that are in the hands of end consumers, valued at the average weighted guarantees for each type of bottles and containers.

The Company does not intend to make significant repayment of these deposits within the next 12 months. Such amounts are classified within current liabilities, under the line Other financial liabilities, since the Company does not have the legal ability to defer this payment for a period exceeding 12 months. This liability is not discounted, since it is considered a payable on demand, with the original invoice and the return of the respective bottles and containers and it does not have adjustability or interest clauses of any kind in its origin.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

2.8          Financial asset impairment

As of each financial statement date the Company assesses whether a financial asset or group of financial assets is impaired.

The Company assesses impairment of accounts receivable collectively by grouping the financial assets according to similar risk characteristics, which indicate the debtor’s capacity to comply with their obligations under the agreed upon conditions. When there is objective evidence that a loss due to impairment has been incurred in the accounts receivable, the loss amount is recognized in the Consolidated Statement of Income, as Administrative expenses.

If the impairment loss amount decreases during subsequent periods and such decrease can be objectively related to an event occurred after recognition of the impairment, the previously recognized impairment loss is reversed.

Any subsequent impairment reversal is recognized in Income provided that the carrying amount of the asset does not exceed its value as of the date the impairment was recognized.

2.9         Inventories

Inventories are stated at the lower of cost acquisition or production cost and net realizable value. The production cost of finished products and of products under processing includes raw material, direct labor, indirect manufacturing expenses based on a normal operational capacity and other costs incurred to place the products at the locations and in the conditions necessary for sale, net of discounts attributable to inventories.

The net realizable value is the estimated sale price in the normal course of business, less marketing and distribution expenses. When market conditions cause the production cost to be higher than its net realizable value, an allowance for assets deterioration is registered for the difference in value. This allowance for inventory deterioration also includes amounts related to obsolete items due to low turnover, technical obsolescence and products withdrawn from the market.

The inventories and cost of products sold, is determined using the Weighted Average Cost (WAC). The Company estimates that most of the inventories have a high turnover.

The materials and raw materials purchased from third parties are valued at their acquisition cost; once used, they are incorporated in finished products using the WAC methodology.

2.10       Current biological assets

Under current Biological assets, the Company includes the costs associated with agricultural activities (grapes), which are capitalized up to the harvesting date, when they become part of the inventory cost for subsequent processes. The Company considers that the costs associated with agricultural activities represent a reasonable approximation to their fair value.

2.11       Other non-financial assets

Other non-financial assets mainly includes prepayments associated with advertising related to contracts regarding the making of commercials which are work in progress and have not yet been shown (current and non-current), payments to insurances and advances to suppliers in relation with certain purchases of property, plant and equipment. Additionally paid guarantees related with leases and materials to be consumed related to industrial safety implements.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

2.12       Property, plant and equipment

Property, plant and equipment items are recorded at their historic cost, less accumulated depreciation and impairment losses. The cost includes both disbursements directly attributable to the asset acquisition or construction, as well as the financing interest directly related to certain qualified assets, which are capitalized during the construction or acquisition period, as long as these assets qualify for these purposes considering the period necessary to complete and prepare the assets to be operative. Disbursements after the purchase or acquisition are only capitalized when it is likely that the future economic benefits associated to the investment will flow to the Company, and costs may be reasonably measured. Subsequent disbursements related to repairs and maintenance are recorded as expenses when incurred.

Depreciation of property, plant and equipment items, including assets under financial lease, is calculated on a straight line basis over the estimated useful lives of property, plant and equipment items, taking into account their estimated residual value. When an asset is formed by significant components with different useful lives, each part is separately depreciated. Property, plant and equipment useful lives and residual values estimates are reviewed and adjusted at each financial statement closing date, if necessary.

The estimated useful lives of property, plant and equipment are detailed as follows:

Type of Assets	Number of years
Land	Indefinite
Buildings and Constructions	20 to 60
Machinery and equipment	10 to 25
Fumiture and accesories	5 to 10
Other equipment (coolers and mayolicas)	5 to 8
Glass containers, and plastic containers	3 to 12
Vines in production	30

Gains and losses resulting from the sale of properties, plants and equipment are calculated comparing their book values against the related sales proceeds and are included in the Consolidated Statement of Income.

Biological assets held by Viña San Pedro Tarapacá S.A. (VSPT) and its subsidiaries consist of vines in formation and in production. Harvested grapes are used for subsequent wine production.

Vines under production are valued at the historic cost, less depreciation and any impairment loss.

Depreciation of vines in production is recorded using the straight-line method over the 30-year estimated average production life, which is periodically assessed. Vines in formation are not depreciated until they start producing.

Costs incurred in acquiring and planting new vines are capitalized.

When the carrying amount of a property, plant and equipment item exceeds its recoverable value, it is immediately written down to its recoverable amount (See Note 2 - Summary of significant accounting policies 2.17).

2.13       Leases

Lease agreements are classified as finance leases when the agreement transfers to the Company substantially all the risks and rewards inherent to ownership of the asset, in accordance with IAS 17 “Leases”. For agreements that qualify as finance leases, and an asset and a liability are recognized as of the inception date for a value equivalent to the fair value of the leased asset or the present value of future lease payments, whichever is lower. Subsequently, lease payments are allocated between the finance cost and reduction of the obligation, in order to obtain a constant interest rate on the balance of the obligation.

Lease agreements that do not qualify as finance leases are classified as operating leases. Operating lease payments are charged to income using the straight-line method over the term of the lease.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

2.14        Investment property

Investment property consist of land and buildings held by the Company for the purpose of generating appreciation and not to be used in the normal course of business, and are recorded at historical cost less any impairment loss. Depreciation of investment property, excluding land, is calculated using the straight-line method over the estimated useful life of the asset, taking into account their estimated residual value.

2.15       Intangible assets other than goodwill

Commercial trademarks

The Company’s commercial trademarks are intangible assets with indefinite useful lives that are presented at historical cost, less any impairment loss. The Company believes that through investing in marketing, trademarks maintain their value, consequently they are considered as having indefinite useful lives and they are not amortizable. These assets are tested for impairment on a yearly basis, or when existing factors indicate a likely loss of value (See Note 2 - Summary of significant accounting policies 2.17).

Software program

Software program licenses are capitalized at the value of the costs incurred in their acquisition and in preparing the software for use. Such costs are amortized over their estimated useful lives (4 to 7 years). The maintenance costs of software programs are recognized as an expense in the year in which they are incurred.

Water rights

Water rights acquired by the Company correspond to the right to use existing water from natural sources, and are recorded at their attributed cost as of the date of transition to IFRS. Since such rights are perpetual they are not amortizable, however they are tested for impairment annually, or when factors exist that indicate a likely loss of value (See Note 2 - Summary of significant accounting policies 2.17).

Distribution rights

Corresponds to rights acquired to distribute different products. These rights are amortized over their estimated useful lives.

Research and development

Research and development expenses are recognized in the period incurred.

2.16       Goodwill

Goodwill represents the excess of the consideration transferred the amount of any non-controlling interes in the acquiree and the acquisition date fair vale of any previous equity interest in the acquiree over the fair value of the net idetificable assets acquiree, and is accounted for at its cost value less accumulated impairment losses. Goodwill related to joint venture acquisitions is included in the investment accounting value.

For the purposes of impairment tests, goodwill is assigned Cash Generating Units (CGU) that is expected to benefit from the synergies of a business combination. Each unit or group of units (CGU - See Note 18 - Goodwill) represents the lowest level inside the Company at which goodwill is monitored for internal administration purposes, which is not larger than a business segment. The cash generating units to which the goodwill is assigned are tested for impairment annually or with a higher frequency, when there are signs indicating that a cash generating unit could experience impairment or some of the significant market conditions have changed.

Goodwill in the acquisition of joint ventures is assessed for impairment as part of the investment, provided that there are indications that the investment may be impaired.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

An impairment loss is recognized for the amount by which the carrying amount of the cash generating unit exceeds its recoverable value, which is the fair value of the cash generating unit, less selling costs or its value in use, whichever is higher.

An impairment loss is first allocated to goodwill to reduce its carrying amount, and then to other assets in the cash generating unit. Once recognized, impairment losses are not reversed in following years.

2.17    Impairment of non-financial assets other than goodwill

The Company annually assesses the existence of non-financial asset impairment indicators. When indicators exist, the Company estimates the recoverable amount of the impaired asset. If it cannot estimate the recoverable amount of the impaired asset at an individual level, the Company estimates the recoverable amount of the cash generating unit to which the asset belongs.

For intangible assets with indefinite useful lives which are not amortized, the Company performs all required testing to ensure that the carrying amount does not exceed the recoverable value.

The recoverable value is defined as the fair value, less selling cost or value in use, whichever is higher. Value in use is determined by estimating future cash flows associated to the asset or to the cash generating unit, discounted from its current value by using interest rates before taxes, which reflect the time value of money and the specific risks of the asset. If the carrying amount of the asset exceeds its recoverable amount, the Company records an impairment loss in the Statement of Income.

For the rest of non-financial assets other than goodwill and intangibles with indefinite useful lives, the Company assesses the existence of impairment indicators when an event or change in business circumstances indicates that the carrying amount of the asset may not be recoverable and impairment is recognized when the carrying amount is higher than the recoverable value.

The Company annually assesses whether the impairment indicators of non-financial assets for which impairment losses were recorded during prior years have disappeared or decreased. In the event of such situation, the recoverable amount of the specific asset is recalculated and its carrying amount is increased, if necessary. Such increase is recognized in the Statement of Income as reversal of impairment losses. The increase in the value of the previously impaired asset is recognized only when it is originated by changes in the assumptions used to calculate the recoverable amount. The increase in the asset due to reversal of the impairment loss is limited to the amount that would have been recorded had the impairment not occurred.

2.18       Non-current assets of disposal groups classified as held for sale

The Company register as non-current assets of disposal groups classified as held for sale as Property, plant and equipment expected to be sale, for which active sale negotiations have begun.

These assets are measured at the lower of their carrying amount and the estimated fair value, less selling costs. From the moment in which the assets are classified as non-current assets of disposal group classified held for sale they are no longer depreciated.

2.19       Income taxes

The income tax account is composed of current income tax associated to legal income tax obligations and deferred taxes recognized in accordance with IAS 12. Income tax is recognized in the Consolidated Statement of Income by Function, except when it is related to items recorded directly in Equity, in which case the tax effect is also recognized in Equity.

Income Tax Obligation

Income tax obligations are recognized in the financial statements on the basis of the best estimates of taxable profits as of the financial statement closing date, and the income tax rate valid as of that date in the countries where the Company operates.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Deferred Tax

Deferred taxes are those the Company expects to pay or to recover in the future, due to temporary differences between the carrying amount of assets and liabilities (carrying amount for financial reporting purposes) and the corresponding tax basis of such assets and liabilities used to determine the profits subject to taxes. Deferred tax assets and liabilities are generally recognized for all temporary differences, and they are calculated at the rates that will be valid on the date the liabilities are paid or the assets realized.

Deferred tax is recognized on temporary differences arising from investments in subsidiaries and associates, except in cases where the Company is able to control the date on which temporary differences will be reversed, and it is likely that they will not be reverted in the foreseeable future. Deferred tax assets, including those arising from tax losses are recognized provided it is likely that in the future there will be taxable profits against which deductible temporary differences can be offset.

Deferred tax assets and liabilities are offset when there is a legal right to offset tax assets against tax liabilities, and the deferred tax is related to the same taxable entity and the same tax authority.

2.20       Employees benefits

Employees Vacation

The Company accrues the expense associated with staff vacation when the employee earns the benefit.

Employees Bonuses

The Company recognizes a liability and an expense for bonuses when it’s contractually obligated, it is estimated that, depending on the income requirement at a given date, bonuses will be paid out at the end of the year.

Severance Indemnity

The Company recognizes a liability for the payment of irrevocable severance indemnities, originated from the collective and individual agreements entered into with employees. Such obligation is determined based on the actuarial value of the accrued cost of the benefit, a method which considers several factors in the calculation, such as estimates of future continuance, mortality rates, future salary increases and discount rates. The determined value is shown at its present value by using the accrued benefits for years of service method. The discount rates are determined by reference to market interest rates curves. The current losses and gains are directly recorded in Income.

According to the amendment of IAS 19, the actuarial gains and losses are recognized directly in Other Comprehensive Income, under Equity and, according to the accounting policies of the Company, financial costs related to the severance indemnity are directly recorded under financial cost in the Consolidated Statement of Income.

2.21       Provisions

Provisions are recognized when: (i) the Company has a current legal or implicit obligation, as a result of past events, (ii) it is probable that monetary resources will be required to settle the obligation and (iii) the amounts can be reasonably established. The amounts recognized as provisions as of the financial statement closing date, are Management’s best estimates, and consider the necessary disbursements to liquidate the obligation.

The concepts used by the Company to establish provisions charged against income correspond mainly to civil, labor and taxation proceedings that could affect the Company (See Note 23 - Other provisions).

2.22       Revenue recognition

Revenue is recognized when it is likely that economic benefits will flow to the Company and these can be reliably measured. Income is measured at the fair value of the economic benefits received or to be received, and is presented net of valued added tax, specific taxes, returns, discounts and rebates.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Goods sold are recognized after the Company has transferred to the buyer all the risks and benefits inherent to ownership of the goods, and it do not have the right to dispose of them. In general, this means that sales are recorded when the risks and benefits of ownership are transferred to the customer, pursuant to the terms agreed in the commercial agreements and once the performance obligation is satisfied.

In relation to IFRS 15, the Company has applied the criteria established in this standard for these Consolidated Financial Statements, as indicated in Note 4 - Accounting changes, letter a).

Sale of products in the domestic market

The Company obtains its revenues, both in Chile and Argentina, mainly from the sales of beers, soft drinks, mineral waters, purified water, nectars, wines, cider and spirits, products that are distributed through retail establishments, wholesale distributors and supermarket chains, and none of which act as commercial agents of the Company. Such revenues in the domestic markets, net of the value added tax, specific taxes, returns, discounts and rebates to clients, are recognized when products are delivered, together with the transfer of all risks and benefits related to them and once the performance obligation is satisfied.

Exports

In general, the Company’s sales delivery conditions are the basis for revenue recognition related to exports.

The structure of revenue recognition is based on the grouping of Incoterms, mainly in the following groups:

•

"FOB (Free on Board) shipping point", by which the buyer organizes and pays for transportation, consequently the sales occurs and revenue is recognized upon delivery of the merchandise to the transporter hired by the buyer.

•	“CIF (Cost, Insurance & Freight) and similar", by which the Company organizes and pays for external transportation and some other expenses, although CCU ceases being responsible for the merchandise after delivering it to the marine or air shipping company in accordance with the relevant terms. The sale occurs and revenue is recognized upon the delivery of merchandise at the port of destination.

In case of discrepancies between the commercial agreements and Incoterms, the former shall prevail.

The revenue recognition related to exports are recorded net of specific taxes, returns, discounts and rebates to clients, are recognized when products are delivered, together with the transfer of all risks and benefits related to them and once the performance obligation is satisfied.

2.23       Commercial agreements with distributors and supermarket chains

The Company enters into commercial agreements with its clients, distributors and supermarkets through which they establish: (i) volume discounts and other client variables, (ii) promotional discounts that correspond to an additional rebate on the price of the products sold due to commercial initiatives development (temporary promotions), (iii) payment  for services and rendering of counter-services (advertising and promotional agreements, use of preferential spaces and others) and (iv) shared advertising, which corresponds to the Company’s participation in advertising campaigns, promotional magazines and opening of new sales locations.

Volume discounts and promotional discounts are recognized as a reduction in the selling price of the products sold. Shared advertising contributions are recognized when the advertising activities agreed upon with the distributor have been carried out, and they are recorded as marketing expenses incurred, under Other expenses by function.

Commitments with distributors or importers in the exports area are recognized on the basis of existing trade agreements.

2.24       Cost of sales of products

Cost of sales includes the production cost of the products sold and other costs incurred to place inventories at the locations and under the conditions necessary for the sale. Such costs mainly include raw materials costs, packing costs, production staff labor costs, production-related asset depreciation, returnable bottles depreciation, license payments, operating costs and plant and equipment maintenance costs.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

2.25       Other incomes by function

Other incomes by function mainly include incomes from sale of fixed assets and other assets, recovery of claims, leases and payments related to advance term license.

2.26       Other expenses by function

Other expenses by function mainly include advertising and promotion expenses, depreciation of assets sold, selling expenses, marketing costs (sets, signs, neon signs at customer facilities) and marketing and sales staff remuneration and compensation.

2.27        Distribution expenses

Distribution costs include all the necessary costs to deliver products to customers.

2.28       Administrative expenses

Administrative expenses include support unit staff remuneration and compensation, depreciation of offices, equipment, facilities and furniture used for these functions, non-current asset amortization and other general and administrative expenses.

2.29       Environment liabilities

Environmental liabilities are recorded based on the current interpretation of environmental laws and regulations, or when an obligation is likely to occur and the amount of such liability can be reliably calculated.

Disbursements related to environmental protection are charged to the Consolidated Statements of Income by Function as incurred, except for investments in infrastructure designed to comply with environmental requirements, which are accounted for following the accounting policies for property, plant and equipment.

Note 3 Estimates and application of professional judgment

The preparation of Financial Statement requires estimates and assumptions from Management affecting the amounts included in the Consolidated Financial Statements and their related notes. The estimates made and the assumptions used by the Company are based on historical experience, changes in the industry and the information supplied by external qualified sources. Nevertheless, final results could differ from the estimates under certain conditions.

Significant estimates and accounting policies are defined as those that are important to correctly reflect the Company’s financial position and income, and/or those that require a high level of judgment by Management.

The primary estimates and professional judgments relate to the following concepts:

•	The valuation of goodwill acquired to determine the existence of losses due to potential impairment (Note 2 - Summary of significant accounting policies (2.16) and Note 18- Goodwill).
•

The valuation of commercial trademarks to determine the existence of potential losses due to potential impairment (Note 2 - Summary of significant accounting policies (2.17) and Note 17 – Intangible assets other than goodwill).

•	The assumptions used in the current calculation of liabilities and obligations to employees (Note 2 - Summary of significant accounting policies (2.20) and Note 25 – Employee benefits).
•	Useful lives of property, plant and equipment (Note 2 - Summary of significant accounting policies (2.12) and Note 19 – Property, plant and equipment) and intangibles (Note 2 - Summary of significant accounting policies (2.15) and Note 17 - Intangible assets other than goodwill).
•	The assumptions used for calculating the fair of value financial instruments (Note 2 - Summary of significant accounting policies (2.7) and Note 7 – Financial instruments).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

•	The likelihood of occurrence and amounts estimated in an uncertain or contingent manner (Note 2 - Summary of significant accounting policies (2.21) andNote 23 – Other provisions).
•	The valuation of current Biological assets (Note 2 - Summary of significant accounting policies (2.10) andNote 13 – Biological assets).

Such estimates are based on the best available information of the events analyzed to date in these consolidated financial statements.

However, it is possible that events that may occur in the future may result in adjustments to such estimates, which would be recorded prospectively.

Note 4 Accounting changes

a)   The accounting policies described in the Consolidated Financial Statements as of December 31, 2018 reflect the modifications made by IFRS 15 and IFRS 9 which went into effect as of January 1, 2018. The following is an explanation of the initial impact of the application of these rules:

-  In relation with IFRS 9, the Company has made an evaluation of its impacts which included the determination of gaps between criteria of classification and measurement of financial instruments with respect to the criteria currently used and the determination of the impact of moving to a model of expected credit losses to determine the impairment of its financial assets.

Based on the evaluation, we have determined that there are no significant changes impacting the classification and measurement of the Company’s financial assets as a result of the application of IFRS 9. We haven’t identified significant impacts on accounting policies for financial liabilities, since the new requirements only impacts accounting for liabilities, other than derivative financial instruments, which are designated at fair value through profit or loss, on which the Company, as of January 1, 2018, does not have, nor has there been debt renegotiations that could be affected by the new clarifications about the accounting treatment regarding modification of liabilities; however for derivative financial instruments that are recognized at fair value through profit or loss the effect as of January 1, 2018, the Company has determined an increase of ThCh$ 1,307, net of deferred taxes, which was recorded under Retained earnings in Equity as of January 1, 2018.

In relation to the new impairment model, the standard requires the recognition of impairment losses based on expected credit losses (ECL), instead of only incurred credit losses as indicated in IAS 39. Based on the evaluations performed on the portfolio of Trade receivables as of January 1, 2018, the Company determined a decrease of ThCh$ 128,029, net of deferred taxes, which was recorded under Retained earning in Equity as of January 1, 2018 and additionally modified, as of said date, the respective accounting policy.

The Company has adopted to continue using the IFRS 9’s exception that allows continuing the record of hedge accounting according to IAS 39.

The date of adoption of this new standard is mandatory as of January 1, 2018. The Company applied this rule prospectively, using the practical resources allowed by the standard and given that the effects are not significant the comparative balances for the year 2017 will not be restated.

As of January 1, 2018, financial assets and liabilities are classified as fair value with changes in profit or loss, measured at amortized cost and at fair value in other comprehensive income, without affecting the classification maintained by the Company.

-  In relation with IFRS 15, the basic principle of IFRS 15 is an entity recognizes income from ordinary activities, in a way that represents the transfer of goods or services committed to customers, in exchange for an amount that reflects the compensation, in which the entity, expects to have entitled in change these goods or services. An entity shall recognize revenue from ordinary activities in accordance with that basic principle by applying the following 5 steps which are:

Step 1 – Identify the contract (or contracts) with the customer.

Step 2 - Identify performance obligations in the contract.

Step 3 - Determine the price of the transaction.

Step 4 - Assign the price of the transaction between performance obligations.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Step 5 - Recognize income from ordinary activities when (or as) the entity satisfies a performance obligation.

The Company has carried out an evaluation of the 5 steps indicated above and no new performance obligations have been identified or different from those already presented in the Consolidated Financial Statements and additionally has determined there are no significant changes in the recognition of income, since these are recorded to the extent that it is likely the economic benefits flow to the Company and can be measured reliably, with determined prices that are measured at the fair value of the economic benefits received or to be received, once the performance obligation is satisfied and income is presented net of valued added tax, specific taxes, returns, discounts and rebates.

The Company adopted IFRS 15 based on the modified retrospective approach. These was no impact of adoption and no adjustment to the opening balance of retained earnings was made.

b)   Financial reporting in hyperinflationary economies

Inflation in Argentina has shown significant increases since the beginning of 2018. The cumulative inflation rate of three years, calculated using different combinations of consumer price indices, has exceeded 100% for several months, and it’s still increasing. The cumulative three-year inflation calculated using the general price index has already exceeded 100%. Therefore, as prescribed by IAS 29, Argentina was declared a hyperinflationary economy as of July 1, 2018.

According to aforementioned, IAS 29 must be applied by all entities whose functional currency is the Argentine peso for the accounting periods ended after July 1, 2018, as if the economy had always been hyperinflationary. In this regard, IAS 29 requires that the Financial Statements of an entity whose functional currency is the currency of a hyperinflationary country be restated in terms of the current purchasing power at the end of the reporting period. The above mentioned implies that the restatement of non-monetary items must be made from their date of origin, last restatement, valuation or another particular date in some very specific cases and considering that the Financial Statements are prepared under the historical cost criteria.

The adjustment factor used in each case is obtained based on the combined index of the National Consumer Price Index (IPC), with the Wholesale Price Index (IPIM), published by the National Institute of Statistics and Census of the Argentine Republic (INDEC), according to the series prepared and published by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE).

For consolidation purposes, for subsidiaries whose functional currency is the Argentine peso, paragraph 43 of IAS 21 has been considered, which requires that the Financial Statements of a subsidiary that has a functional currency of a hyperinflationary economy to be restated in accordance with IAS 29, before being converted so that they are included in the Consolidated Financial Statements. The comparative amounts presented previously (2017 for the purposes of the Consolidated Statement of Financial Position and years 2017 and 2016 for the Consolidated Statement of Incomes by Function, Consolidated Statement of Comprehensive Income, Consolidated Statement of Changes in Equity and Consolidated Statement of Cash Flows) in Chilean pesos) have not been restated.

Re-expression due to hyperinflation will be recorded until the period in which the economy of the entity ceases to be considered as a hyperinflationary economy; at that time, adjustments made for hyperinflation will be part of the cost of non-monetary assets and liabilities.

The comparative amounts in the Company’s Financial Statements are presented in a stable currency and they are not adjusted by inflationary changes.

The application by first time of IAS 29 gave rise to a positive adjustment of ThCh$ 92,241,004, net of taxes, which have been charged to the "Reserve of exchange differences on translation" account (Other comprehensive income). On the other hand, during fiscal year 2018, the application of this standard generated a gain in net monetary position of ThCh$ 2,312,604 (before tax), which is recognized in the Consolidated Statement of Incomes under "Result as per adjustment units". Additionally, since the Argentine economy was declared as hyperinflationary, a loss of ThCh$ 6,086,727 was recorded in results for the year, generated by the inflation adjustment and translation at the year-end exchange rate as of December 31, 2018.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

The most significant effects on the non-monetary items restated, after rating the Argentine economy in a situation of hyperinflation are the following:

ThCh$
Current assets	1,905,102
Non-current assets	118,989,487
Current liabilities	-
Non-current liabilities	(27,149,456)
Total Shareholders' Equity	93,745,133
Non-controlling interests	(1,504,129)
Equity attributable to equity holders of the parent	92,241,004

c)   During the year ended on December 31, 2018, there have been no other significant changes in the use of accounting principles or relevant changes in any accounting estimates with regard to previous years that have affected these consolidated financial statements.

Note 5  Risk Administration

Risk Management

In companies where CCU has a controlling interest, the Company’s Administration and Finance Management provides a centralized service for the group’s companies to obtain financing and administration of exchange rates, interest rates, liquidity, inflation, raw materials and credit risks. Such activity operates in accordance with a framework of policies and procedures which is regularly reviewed to ensure it fulfils the purpose of managing the risks by business needs.

In companies with a non-controlling interest (VSPT, CPCH, Aguas CCU-Nestlé S.A., Bebidas del Paraguay S.A., Cervecería Kunstmann S.A. and Bebidas Bolivianas BBO S.A.) the responsibility for this service lies with the respective Board of Directors and respective Administration and Finance Management Area. When applicable, the Board of Directors and Directors Committee has the final responsibility for establishing and reviewing the risk administration structure, as well as for the reviewing significant changes made to risk management policies.

In accordance with financial risk policies, the Company uses derivate instruments only for the purpose of hedging exposure to interest rate and Exchange rate risks arising from the Company’s operations and its sources of financing. The Company does not acquire derivate instruments for speculative or investment purposes. Nevertheless, some derivatives are not treated as hedges for accounting purpose because they do not qualify as such. Transactions with derivate instruments are exclusively carried out by Administration and Finance staff and Internal Audit Management regularly reviews the control environment of this function. Relationships with credit rating agencies and monitoring of financial restrictions (covenants) are also managed by Administration and Finance.

The Company’s main risk exposure is related to exchange rates, interest rates, inflation and raw materials price (commodities), taxes, trade accounts receivable and liquidity. Several types of financial instruments are used to manage the risk originated by these exposures.

For each of the following points, where applicable, the sensitivity analyses developed are merely for illustration purposes, since in practice the sensitized variables rarely change without affecting each other and without affecting other factors that were considered as constant and which also affect the Company’s financial position and results.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Exchange rate risk

The Company is exposed to exchange rate risks originated by: a) its net exposure to foreign currency assets and liabilities, b) exports sales, c) the purchase of raw materials, products and capital investments in foreign currencies, or indexed in such currencies, and d) the net investment of subsidiaries in foreign countries. The Company’s greatest exchange rate exposure is to the variation on the Chilean peso as compared to the US Dollar, Euro, Argentine Peso, Uruguayan Peso, Paraguayan Guarani, Bolivian Peso and Colombian Peso.

As of December 31, 2018, the Company maintained foreign currency obligations amounting to ThCh$ 88,218,862 (ThCh$ 69,160,367 in 2017), mostly denominated in US Dollars. Foreign currency obligations (ThCh$ 25,403,961 as of December 31, 2018 and ThCh$ 10,945,398 as of December 31, 2017) represent a 9% (6% in 2017) of total other financial liabilities. The remaining 91% (94% in 2017) is mainly denominated in Unidades de Fomento (inflation-indexed Chilean monetary unit – see inflation risk section). In addition, the Company has assets in foreign currency in the amount of ThCh$ 234,306,916 (ThCh$ 140,345,944 in 2017) that mainly correspond to net investments of subsidiaries in foreign countries and export accounts receivable.

Regarding the operations of foreign subsidiaries, the net liability exposure in US Dollars and other currencies amounts to ThCh$ 7,871,677 (net liability ThCh$ 7,894,180 as of December 31, 2017).

To protect the value of the net foreign currency assets and liabilities position of its Chilean operations, the Company enters into derivate contracts (currency forwards) to ease any variation in the Chilean peso as compared to other currencies.

As of December 31, 2018, the net exposure of the Company in Chile in foreign currencies, after the use of derivate instruments, is assets in the amount of ThCh$ 1,364,230 (liability in the amount of ThCh$ 1,026,554 as of December 31, 2017).

As of December 31, 2018, of the Company’s total sales, both in Chile and abroad, 7% (7% in 2017 and 8% in 2016) corresponds to export sales in foreign currencies, mainly US Dollars and Euros and approximately 61% (62% in 2017 and 63% 2016) of total direct costs correspond to raw materials and products purchased in foreign currencies, or indexed to such currencies. The Company does not hedge the possible variations in the expected cash flows from such transactions.

The Company is also exposed to fluctuations in exchange rates relating to the conversion from Argentine Peso, Uruguayan Peso, Paraguayan Guaraní, Bolivian Peso and Colombian Peso to Chilean Pesos with respect to assets, liabilities, income and expenses of its subsidiaries in Argentina, Uruguay, Paraguay and Bolivia, associated in Perú and join venture in Colombia. The Company does not hedge the risks associated to the conversion of its subsidiaries, whose effects are recorded in equity.

As of December 31, 2018, the net investment in foreign subsidiaries, associates and joint ventures amounts to ThCh$ 247,679,930, ThCh$ 958,474 and ThCh$ 121,448,016, respectively (ThCh$ 133,134,842, ThCh$ 7,406,020 and ThCh$ 71,070,399 as of December 31, 2017).

Exchange rate sensitivity analysis

The effect of foreign currency translation differences recognized in the Consolidated Statement of Income for the year ended as of December 31, 2018, related to assets and liabilities denominated in foreign currency, was a gain of ThCh$ 3,299,657 (loss of ThCh$ 2,563,019 in 2017 and a gain of ThCh$ 456,995 in 2016). Considering exposure as of December 31, 2018 and assuming a 10% increase in the exchange rate, and keeping constant all other variables such as interest rates constant, it is estimated that the effect on the Company’s net income would be a net income after taxes of ThCh$ 99,589 (a loss of ThCh$ 76,478 in 2017 and gain of ThCh$ 289,448 in 2016) associated of the owners of the controller.

Considering that approximately 7% of the Company’s sales revenue comes from export sales carried out in Chile (7% in 2017 and 8% in 2016), in currencies other than Chilean Peso, and that approximately 61% (62% in 2017 and  63% in 2016) of the Company’s direct costs are in or indexed to the US Dollar and assuming that the functional currencies will appreciate (depreciate) by 10% in respect to the US Dollar, and keeping all other variables constant, the hypothetical effect on the

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Company’s income would be a loss after taxes of ThCh$ 22,116,350 (ThCh$ 18,772,323 in 2017 and ThCh$ 13,908,457 in 2016).

The Company can also be affected by changes in the Exchange rate of the countries where its foreign subsidiaries operate, since income is converted to Chilean Pesos at the average Exchange rate of each month. The operating income of foreign subsidiaries as of December 31, 2018 was net income of ThCh$ 56,533,194 (ThCh$ 46,395,490 in 2017 and ThCh$ 23,057,091 in 2016). Therefore, a depreciation (appreciation) of 10% in the exchange rate of the Argentine Peso, the Uruguayan Peso, the Paraguayan Guarani and the Bolivian peso against the Chilean Peso, would result in a loss (income) before taxes of ThCh$ 5,653,319 (ThCh$ 4,639,549 in 2017 and ThCh$ 2,305,709 in 2016).

The net investment in foreign subsidiaries, associates and joint ventures as of December 31, 2018, amounted to ThCh$ 247,679,930, ThCh$ 958,474 and ThCh$ 121,448,016, respectively (ThCh$ 133,134,842, ThCh$ 7,406,020 and ThCh$ 71,070,399 in 2017). Assuming a 10% increase or decrease in the Argentine Peso, Uruguayan Peso, Paraguayan Guarani, Bolivian Peso and Colombian Peso against the Chilean Peso, and maintaining all other variables constant, the increase (decrease) would hypothetically result in Net income (loss) of ThCh$ 37,008,642 (ThCh$ 21,161,126 in 2017 and ThCh$ 17,869,963 in 2016) recorded as a credit (charge) to equity.

The Company does not hedge risks associated to currency conversion of the financial statements of its subsidiaries that have a different functional currency, whose effects are recorded in equity.

Interest rate risk

Interest rate risk mainly originates from the Company’s financing sources. The main exposure is related variable interest rate obligations indexed to the London Inter Bank Offer Rate (“LIBOR”) and the Buenos Aires Deposits of Large Amounts Rate (“BADLAR”)

As of December 31, 2018, the Company had a total ThCh$ 8,576,258 in variable interest debt (ThCh$ 6,560,842 in 2017). Consequently, as of December 31, 2018, the company’s financing structure is made up of (without considering the effects of cross currency swaps approximately 3% (3% in 2017) debt with variable interest rate, and 97% (97% in 2017) in debt with fixed interest rates.

To manage interest rate risk, the Company has a policy which seeks to reduce the volatility of its finance cost, and maintain and ideal percentage of its debt in fixed rate instruments. The financial position is mainly set by the use of short-term and long-term, as well as derivate instruments such as cross currency interest rate swaps and cross interest rate swaps.

As of December 31, 2018, after considering the effect of interest rates and currency swaps, approximately 99.8% (99% in 2017) of the Company’s debt is at fixed interest rates.

The terms and conditions of the Company’s obligations as of December 31, 2018, including Exchange rates, interest rates, maturities and effective interest rates, are detailed in Note 21 – Other financial liabilities.

Interest rate sensitivity analysis

The total financial cost recognized in the Consolidated Statement of Income for the twelve months ended as of December 31, 2018, related to short and long-term debt amounted to ThCh$ 23,560,662 (ThCh$ 24,166,313 in 2017 and ThCh$ 20,307,238 in 2016). Assuming a reasonably possible increase of 100 bps in variable interest rates and maintaining all other variables constant, the increase would hypothetically result in a loss before taxes of ThCh$ 5,059 (ThCh$ 17,176 in 2017 and ThCh$ 34,228 in 2016).

Inflation risk

The Company maintains a series of agreements indexed to Unidades de Fomento (UF) with third parties, as well as UF indexed financial debt which means the Company is exposed to fluctuations in the UF, generating an increase in the value of those agreements and liabilities if the UF increases due to inflation. This risk is partially mitigated by the Company’s policy of keeping net sales per unit in UF constant as long as the market conditions allow it, and taking cross currency swaps if the if the market conditions are favorable to the Company.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Inflation in Argentina has shown significant increases since the beginning of 2018. The cumulative inflation rate of three years, calculated using different combinations of consumer price indices, has exceeded 100% for several months, and it’s still increasing. The cumulative three-year inflation calculated using the general price index has already exceeded 100%. Therefore, as prescribed by IAS 29, Argentina was declared a hyperinflationary economy as of July 1, 2018.

Inflation sensitivity analysis

Income from indexation units recognized in the Consolidated Statement of Income for the twelve-months ended as of December 31, 2018, related to UF indexed short and long-term debt, is a gain of ThCh$ 742,041 (a loss of ThCh$ 110,539 in 2017 and a loss of ThCh$ 2,246,846 in 2016). Assuming a reasonably possible 3% increase (decrease) in the Unidad de Fomento and keeping all other variables such as interest rates constant, the aforementioned increase (decrease) would hypothetically result in a loss (income) of ThCh$ 3,380,752 (ThCh$ 1,419,965 in 2017 and ThCh$ 3,062,661 in 2016) in the Consolidated Statement of Income.

Raw material Price risk

The main exposure to raw materials Price variation is related to barley, malt, and cans used in the production of beer, concentrates, sugar and plastic containers used in the production of soft drinks and bulk wine and grapes for the manufacturing of wine and spirits.

Barley, malt and cans

In Chile, the Company obtains its malt supply from both local producers and the international market. Long-term supply agreements are entered into with local producers where the barley price is set annually according to market prices, which are used to determine the price of malt according to the agreements. The purchase commitments made expose the Company to raw materials price fluctuation risk. During 2018, the Company in Chile did not acquire barley (0 tons in 2017) and 73,498 tons of malts (68,000 tons in 2017). CCU Argentina acquires malt mainly from local producers. These raw materials represent approximately 5% (6% in 2017 and 7% in 2016) of the direct cost of the Chile Operating segment.

As of December 31, 2018, in the Chile Operation segment, the cost of cans represented approximately 12% of direct costs (12% in 2017 and 15% in 2016). In the International Business Operating segment, the cost of cans represented approximately 38% of direct raw materials costs as of December 31, 2018 (33% in 2017 and 34% in 2016).

Concentrates, Sugar and plastic containers

The main raw materials used in the production of non-alcoholic beverages are concentrated, which are mainly acquired from licenses, sugar and plastic resin for the manufacturing of plastic bottles and containers. The Company is exposed to price fluctuation risks involving these raw materials, which jointly represent approximately 27% (29% in 2017 and 30% in 2016) of the direct cost of the Chile Operating segment. The Company does not engage in hedging raw materials purchases.

Grapes and wine

The main raw materials used by subsidiary Viña San Pedro Tarapacá S.A. for wine production are grapes harvested from its own vineyards and grapes and wine acquires from third parties through long-term and spot contracts. In the last 12 months, approximately 26% (22% in 2017) of VSPT’s total wine supply came from its own vineyards. Regarding our export market, and considering our focus on this market, approximately 41% (34% in 2017) of our wine supply for export came from our own vineyards.

The remaining 74% (78% in 2017) supply was purchased from third parties through long-term and spot contracts. In the last 12 months, the subsidiary VSPT acquired 63% (69% in 2017) of the necessary grapes and wine from third parties through spot contracts. Additionally, the long-term transactions were 11% (9% in 2017) of the total supply.

We should consider that as of December 31, 2018, wine represents 64% (61% in 2017 and 56% in 2016) of the total direct cost of the Wine Operating segment, and supplies purchased from third parties represented 38% (42% in 2017).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Raw material Price sensitivity analysis

Total direct costs in the Consolidated Statement of Income for the twelve months ended as of December 31, 2018, amounted to ThCh$ 650,386,343 (ThCh$ 586,223,676 in 2017 and ThCh$ 540,692,964 in 2016). Assuming a reasonably possible 8% increase (decrease) in the direct cost of each Operating segment and keeping all other variables such as exchange rates constant, the aforesaid increase (decrease) would hypothetically result into a loss (income) before taxes of ThCh$ 30,150,723 (ThCh$ 28,604,884 in 2017 and ThCh$ 28,075,829 in 2016) for the Chile Operating segment, ThCh$ 13,545,233 (ThCh$ 10,404,929 in 2017 and ThCh$ 8,089,082 in 2016) for the International Business Operating segment and ThCh$ 8,734,204 (ThCh$ 8,215,317 in 2017 and ThCh$ 7,222,786 in 2016) for the Wine operating segment.

Credit risk

The credit risk which the Company is exposed to originates from: a) trade accounts receivable from retail customers, whole sale distributors and supermarket chains in the domestic market; b) accounts receivable from exports; and c) financial instruments maintained with Banks and financial institutions, such as demand deposits, mutual fund investments, instrument acquired under resale commitments and derivatives.

Domestic market

The credit risk related to trade accounts receivable from domestic markets is managed by the Credit and Collections Management Department, and is monitored by the Credit Committee of each business unit. The domestic market mainly refers to accounts receivables in Chile and represents 63% of total trade accounts receivable (66% in 2017 and 55% in 2016). The Company has a wide base of customers that are subject to the policies, procedures and controls established by the Company. Credit limits are established for all customers on the basis of an internal rating and their payment behavior. Outstanding trade accounts receivable are regularly monitored. In addition, the Company purchases credit insurance that covers 90% of individually significant accounts receivable balances, coverage that as of December 31, 2018, is equivalent to 84% (88% in 2017) of total accounts receivable.

Overdue, but not impaired, trade accounts receivables represent customers that are less than 22 days overdue (30 in 2017).

As of December 31, 2018, the Company has approximately 1,294 customers (1,205 customers in 2017) with more than Ch$ 10 million in debt each, which altogether represent approximately 86% (85% in 2017) of total trade accounts receivable. There are 261 customers (240 customers in 2017) with balances in excess of Ch$ 50 million each, representing approximately 75% (74% in 2017) of the total accounts receivable. The 90% (94% in 2017) of those accounts receivable are covered by credit insurance.

The Company sells its products through retail customers, wholesale distributors and supermarket chains, with a credit worthiness of 99% (99% in 2017).

As of December 31, 2018, the Company has no significant guarantees from its customers.

The Company believes that no additional credit risk provisions other than the individual and collective provisions determined as of December 31, 2018, that amount to ThCh$ 6,059,201 (ThCh$ 4,154,752 in 2017) are needed since a large percentage of these are covered by insurance.

Exports market

The credit risk related to accounts receivable from exports is managed by the Head of Credit and Collections at VSPT and is monitored by VSPT Administration and Finance Management. VSPT’s export trade accounts receivable represent 12% of total trade accounts receivable (12% in 2017). VSPT has a wide base of customers, in more than eighty countries, which are subject to the policies, procedures and controls established by VSPT. In addition, VSPT acquires credit insurance to cover 99.5% (99.7% in 2017) of individually significant accounts receivable; and as of December 31, 2018 more than 90% (90% in 2017) of total accounts receivable are covered. Pending payments of trade accounts receivable are regularly monitored. Apart from the credit insurance, having diversified sales in different countries decreases the credit risk.

As of December 31, 2018, there were 58 customers (63 customers in 2017) with more than ThCh$ 65,000 of debt each, which represent 92% (91% in 2017) of VSPT´s total export market accounts receivable.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

With regards to VSPT’s export customers, overdue, but no impaired, trade accounts receivables are customers that are less than 28 days overdue (20 days average in 2017).

The Company believes that no credit risk provisions are necessary other than the individual and collective provisions determined as of December 31, 2018. See analysis of accounts receivable aging and losses due to impairment of accounts receivables (Note 10 – Trade and other receivables).

Financial investments and derivatives

Financial investments correspond to time deposits, which are financial instruments acquired with repurchase agreements at fixed interest rate, maturing in less than three months placed in financial institutions in Chile, so there are not exposed to significant market risk. Derivatives are measured at fair value and traded only in the Chilean market. As of 2018, the amendment to IFRS 9, which requires changes to the valuation of derivative financial instruments considering the counterparty risk (CVA and DVA), is applied.

Tax risk

Our businesses are taxed with different duties, particularly with excise taxes on the consumption of alcoholic and non-alcoholic beverages. An increase in the rate of these or any other tax could negatively affect our sales and profitability.

Liquidity risk

The Company manages liquidity risk at a consolidated level. Cash flows from operating activities are the main source of liquidity. Additionally, the Company has the ability to issue debt and equity instruments in the capitals market based on our needs.

In order to manage short-term liquidity, the Company considers projected cash flows for a twelve-month moving period and maintains cash and cash equivalents available to meet its obligations.

Based on current operating performance and its liquidity position, the Company estimates that cash flows from operation activities and available cash will be sufficient to finance working capital, capital investments, interest payments, dividend payment and debt payment requirement for the next 12-months period and in the foreseeable future.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

The Company’s financial liabilities expiring as of December 31, 2018 and 2017, based on non-discounted contractual cash flows are summarized as follows:

As of December 31, 2018	Book value (*)	Contractual flows maturities
		0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities no derivatives
Bank borrowings	113,360,982	4,171,430	38,017,422	20,574,967	59,839,650	3,381,796	125,985,265
Bond payable	139,362,478	2,349,873	4,855,854	18,896,434	18,053,262	167,691,118	211,846,541
Financial leases obligations	17,912,134	241,724	725,183	1,911,683	1,909,956	23,078,634	27,867,180
Deposits for return of bottles and containers	13,967,995	-	13,967,995	-	-	-	13,967,995
Sub-Total	284,603,589	6,763,027	57,566,454	41,383,084	79,802,868	194,151,548	379,666,981
Derivative financial liabilities
Derivative financial instruments	4,997,124	4,997,124	-	-	-	-	4,997,124
Derivative hedge liabilities	1,351,530	639,032	620,516	424,299	-	-	1,683,847
Sub-Total	6,348,654	5,636,156	620,516	424,299	-	-	6,680,971
Total	290,952,243	12,399,183	58,186,970	41,807,383	79,802,868	194,151,548	386,347,952

As of December 31, 2017	Book value (*)	Contractual flows maturities
		0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities no derivatives
Bank borrowings	98,510,577	5,159,746	22,871,796	23,799,505	60,322,863	-	112,153,910
Bond payable	72,782,747	1,127,076	4,523,346	18,137,303	19,380,469	48,315,616	91,483,810
Financial leases obligations	17,814,875	354,543	1,034,396	2,552,580	2,551,761	27,644,377	34,137,657
Deposits for return of bottles and containers	13,228,328	-	13,228,328	-	-	-	13,228,328
Sub-Total	202,336,527	6,641,365	41,657,866	44,489,388	82,255,093	75,959,993	251,003,705
Derivative financial liabilities
Derivative financial instruments	10,416,675	10,416,675	-	-	-	-	10,416,675
Derivative hedge liabilities	1,840,188	698,685	1,142,524	-	-	-	1,841,209
Sub-Total	12,256,863	11,115,360	1,142,524	-	-	-	12,257,884
Total	214,593,390	17,756,725	42,800,390	44,489,388	82,255,093	75,959,993	263,261,589

(*) View current and non-current book value in Note 7 – Financial Instruments.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Note 6 Financial Information as per operating segments

The Company has defined three Operating segments, essentially defined with respect to its revenues in the geographic areas of commercial activity: 1. Chile, 2. International business and 3.Wine.

These Operating segments mentioned are consistent with the way the Company is managed and how results are reported by CCU. These segments reflect separate operating results which are regularly reviewed by the chief operating decision maker in order to make decisions about the resources to be allocated to the segment and assess its performance.

Operating segment	Products and services
Chile	Beers, non-alcoholic beverages, spirits and SSU.
International Business	Beers, cider, non-alcoholic beverages and spirits in Argentina, Uruguay, Paraguay and Bolivia.
Wines	Wines, mainly in export markets to more 80 countries.

Corporate revenues and expenses are presented separately within the Other, in addition in the other presents the elimination of transactions between segments.

The Company does not have any customers representing more than 10% of consolidated revenues.

The detail of the segments is presented in the following tables:

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

a)     Information as per operating segments for the years ended  December 31, 2018 and 2017:

	Chile		International Business		Wines		Others		Total
	2018	2017	2018 (4)	2017	2018	2017	2018 (4)	2017	2018 (5)	2017
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sales revenue external customers	1,080,974,052	1,020,763,055	473,972,819	457,178,413	201,305,759	200,455,713	-	-	1,756,252,630	1,678,397,181
Other income	15,754,493	14,667,777	9,404,839	2,740,533	4,190,594	3,105,064	(2,320,219)	(549,761)	27,029,707	19,963,613
Sales revenue between segments	12,845,646	11,688,658	548,184	398,100	1,022,378	893,005	(14,416,208)	(12,979,763)	-	-
Net sales	1,109,574,191	1,047,119,490	483,925,842	460,317,046	206,518,731	204,453,782	(16,736,427)	(13,529,524)	1,783,282,337	1,698,360,794
Change %	6.0	-	5.1	-	1.0	-	-	-	5.0	-
Cost of sales	(501,255,744)	(483,604,499)	(230,068,601)	(190,387,412)	(133,271,578)	(126,244,373)	4,584,531	1,497,629	(860,011,392)	(798,738,655)
% of Net sales	45.2	46.2	47.5	41.4	64.5	61.7	-	-	48.2	47.0
Gross margin	608,318,447	563,514,991	253,857,241	269,929,634	73,247,153	78,209,409	(12,151,896)	(12,031,895)	923,270,945	899,622,139
% of Net sales	54.8	53.8	52.5	58.6	35.5	38.3	-	-	51.8	53.0
MSD&A (1)	(407,242,869)	(383,169,121)	(210,591,361)	(225,341,789)	(52,408,689)	(53,941,735)	(11,332,903)	(6,330,835)	(681,575,822)	(668,783,480)
% of Net sales	36.7	36.6	43.5	49.0	25.4	26.4	-	-	38.2	39.4
Other operating income (expenses)	1,586,173	2,438,416	223,078,626	678,153	1,828,938	251,765	532,889	687,209	227,026,626	4,055,543
Adjusted operating result (2)	202,661,751	182,784,286	266,344,506	45,265,998	22,667,402	24,519,439	(22,951,910)	(17,675,521)	468,721,749	234,894,202
Change %	10.9	-	488.4	-	(7.6)	-	-	-	99.5	-
% of Net sales	18.3	17.5	55.0	9.8	11.0	12.0	-	-	26.3	13.8
Net financial expense	-	-	-	-	-	-	-	-	(7,766,206)	(19,115,361)
Equity and income of associates and joint ventures	-	-	-	-	-	-	-	-	(10,815,520)	(8,914,097)
Foreign currency exchange differences	-	-	-	-	-	-	-	-	3,299,657	(2,563,019)
Results as per adjustment units	-	-	-	-	-	-	-	-	742,041	(110,539)
Other gains (losses)	-	-	-	-	-	-	-	-	4,029,627	(7,716,791)
Income before taxes									458,211,348	196,474,395
Tax income (expense)									(136,126,817)	(48,365,976)
Net income for year									322,084,531	148,108,419
Non-controlling interests									15,193,739	18,501,066
Net income attributable to equity holders of the parent									306,890,792	129,607,353
Depreciation and amortization	63,148,804	64,807,818	19,798,708	15,568,301	7,935,006	7,505,440	2,406,676	4,317,945	93,289,194	92,199,504
ORBDA (3)	265,810,555	247,592,104	286,143,214	60,834,299	30,602,408	32,024,879	(20,545,234)	(13,357,576)	562,010,943	327,093,706
Change %	7.4	-	370.4	-	(4.4)	-	-	-	71.8	-
% of Net sales	24.0	23.6	59.1	13.2	14.8	15.7	-	-	31.5	19.3

(1)   MSD&A included Marketing, Selling, Distribution and Administrative expenses.

(2)   Adjusted operating result (for management purposes we have defined as Net income before other gains (losses), net financial expense, equity and income of joint venture, foreign currency exchange differences, result as per adjustment units and income taxes).

(3)   ORBDA (for management purpose we have defined as Adjusted Operating Result before Depreciation and Amortization).

(4)   The net impact, related to early termination of Budweiser license,  on International Business Operating segment earnings was a one-time gain of ThCh$ 211,228,960 in ORBDA and a loss in Other for an amount of ThCh$ 2,386,517.

(5)   The net impact, related to early termination of Budweiser license (See Note 1 – General information, letter C), on CCU’s consolidated earnings was a one-time gain of ThCh$ 208,842,443 in ORBDA and ThCh$ 157,358,973 in Net income attributable to equity holder of the parent.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

b)     Information as per operating segments for the years ended December 31, 2017 and 2016:

	Chile		International Business		Wines		Others		Total
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sales revenue external customers	1,020,763,055	973,220,715	457,178,413	366,778,056	200,455,713	195,322,270	-	-	1,678,397,181	1,535,321,041
Other income	14,667,777	15,630,481	2,740,533	2,783,615	3,105,064	5,851,015	(549,761)	(688,444)	19,963,613	23,576,667
Sales revenue between segments	11,688,658	8,524,493	398,100	546,972	893,005	228,767	(12,979,763)	(9,300,232)	-	-
Net sales	1,047,119,490	997,375,689	460,317,046	370,108,643	204,453,782	201,402,052	(13,529,524)	(9,988,676)	1,698,360,794	1,558,897,708
Change %	5.0	-	24.4	-	1.5	-	-	-	8.9	-
Cost of sales	(483,604,499)	(471,151,686)	(190,387,412)	(157,485,547)	(126,244,373)	(112,938,261)	1,497,629	(244,422)	(798,738,655)	(741,819,916)
% of Net sales	46.2	47.2	41.4	42.6	61.7	56.1	-	-	47.0	47.6
Gross margin	563,514,991	526,224,003	269,929,634	212,623,096	78,209,409	88,463,791	(12,031,895)	(10,233,098)	899,622,139	817,077,792
% of Net sales	53.8	52.8	58.6	57.4	38.3	43.9	-	-	53.0	52.4
MSD&A (1)	(383,169,121)	(373,407,847)	(225,341,789)	(191,413,501)	(53,941,735)	(52,007,092)	(6,330,835)	(2,714,311)	(668,783,480)	(619,542,751)
% of Net sales	36.6	37.4	49.0	51.7	26.4	25.8	-	-	39.4	39.7
Other operating income (expenses)	2,438,416	1,734,871	678,153	(394,820)	251,765	732,689	687,209	1,043,939	4,055,543	3,116,679
Adjusted operating result (2)	182,784,286	154,551,027	45,265,998	20,814,775	24,519,439	37,189,388	(17,675,521)	(11,903,470)	234,894,202	200,651,720
Change %	18.3	-	117.5	-	(34.1)	-	-	-	17.1	-
% of Net sales	17.5	15.5	9.8	5.6	12.0	18.5	-	-	13.8	12.9
Net financial expense	-	-	-	-	-	-	-	-	(19,115,361)	(14,627,170)
Equity and income of associates and joint ventures	-	-	-	-	-	-	-	-	(8,914,097)	(5,560,522)
Foreign currency exchange differences	-	-	-	-	-	-	-	-	(2,563,019)	456,995
Results as per adjustment units	-	-	-	-	-	-	-	-	(110,539)	(2,246,846)
Other gains (losses)	-	-	-	-	-	-	-	-	(7,716,791)	(8,345,907)
Income before taxes									196,474,395	170,328,270
Tax income (expense)									(48,365,976)	(30,246,383)
Net income for year									148,108,419	140,081,887
Non-controlling interests									18,501,066	21,624,399
Net income attributable to equity holders of the parent									129,607,353	118,457,488
Depreciation and amortization	64,807,818	61,736,849	15,568,301	11,928,705	7,505,440	7,078,872	4,317,945	2,783,619	92,199,504	83,528,045
ORBDA (3)	247,592,104	216,287,876	60,834,299	32,743,480	32,024,879	44,268,260	(13,357,576)	(9,119,851)	327,093,706	284,179,765
Change %	14.5	-	85.8	-	(27.7)	-	-	-	15.1	-
% of Net sales	23.6	21.7	13.2	8.8	15.7	22.0	-	-	19.3	18.2

(1)   MSD&A included Marketing, Selling, Distribution and Administrative expenses.

(2)   Adjusted operating result (for management purposes we have defined as Net income before other gains (losses), net financial expense, equity and income of joint venture, foreign currency exchange differences, result as per adjustment units and income taxes).

(3)   ORBDA (for management purpose we have defined as Adjusted Operating Result before Depreciation and Amortization).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Sales information by geographic location

Net sales per geographical location	For the years ended as of December 31,
	2018	2017	2016
	ThCh$	ThCh$	ThCh$
Chile (1)	1,289,513,013	1,226,668,091	1,176,972,109
Argentina (2)	421,607,095	413,466,737	329,585,488
Uruguay	17,708,773	16,402,136	15,204,331
Paraguay	43,565,171	41,823,830	37,135,780
Bolivia (3)	10,888,285	-	-
Foreign countries	493,769,324	471,692,703	381,925,599
Total	1,783,282,337	1,698,360,794	1,558,897,708

(1)   Includes net sales correspond to Corporate Support Unit and eliminations between geographical locations. Additionally, includes net sales made in Chile of the Wines Operating segment.

(2)   Includes net sales made by the subisiaries Finca La Celia S.A. and Los Huemules SRL., registered under the Wines Operating segment and Chile Operating segment, respectively.

(3)   See Note 15 – Business combinations, letter a).

Sales information by customer

	For the years ended as of December 31,
Net Sales	2018	2017	2016
	ThCh$	ThCh$	ThCh$
Domestic sales	1,664,613,889	1,572,617,473	1,429,152,068
Exports sales	118,668,448	125,743,321	129,745,640
Total	1,783,282,337	1,698,360,794	1,558,897,708

Sales information by product category

Sales information by product category	For the years ended as of December 31,
	2018	2017	2016
	ThCh$	ThCh$	ThCh$
Alcoholic business	1,206,506,503	1,158,451,078	1,041,923,724
Non-alcoholic business	549,746,127	519,946,103	493,397,317
Others (1)	27,029,707	19,963,613	23,576,667
Total	1,783,282,337	1,698,360,794	1,558,897,708

(1)   Others consist mainly of sales of by-products and packaging including bottles, pallets, and glasses.

 Depreciation and amortization as per operating segments

Depreciation and amortization	For the years ended as of December 31,
	2018	2017	2016
	ThCh$	ThCh$	ThCh$
Chile operating segment	63,148,804	64,807,818	61,736,849
International Business operating segment	19,798,708	15,568,301	11,928,705
Wines operating segment	7,935,006	7,505,440	7,078,872
Others (1)	2,406,676	4,317,945	2,783,619
Total	93,289,194	92,199,504	83,528,045

(1)   Includes depreciation and amortization corresponding to the Corporate Support Units.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Cash flows Operating Segments

Cash flows Operating Segments	For the years ended as of December 31,
	2018	2017	2016
	ThCh$	ThCh$	ThCh$
Cash flows from (used in ) Operating activities	429,313,131	262,161,431	190,014,348
Chile operating segment	157,294,023	161,413,504	152,862,350
International business operating segment	228,740,495	58,773,027	13,065,093
Wines operating segment	14,340,011	16,167,068	32,949,789
Others (1)	28,938,602	25,807,832	(8,862,884)

Cash flows from (used in ) Investing Activities	(199,002,101)	(173,614,379)	(155,007,390)
Chile operating segment	(98,325,850)	(78,746,298)	(57,119,431)
International business operating segment	(35,475,310)	(32,312,751)	(40,032,866)
Wines operating segment	(16,749,301)	(10,870,574)	(13,499,538)
Others (1) (*)	(48,451,640)	(51,684,756)	(44,355,555)

Cash flows from (used in ) Financing Activities	(52,963,862)	(53,001,198)	(95,059,905)
Chile operating segment	(78,048,783)	(65,996,567)	(90,636,820)
International business operating segment	(100,573,425)	(8,217,846)	18,820,789
Wines operating segment	3,741,241	(15,171,642)	(18,841,106)
Others (1)	121,917,105	36,384,857	(4,402,768)

(1)   Others includes Corporate Support Units, due to cash flows are managed by CCU.

(*)  Includes contribution to joint ventures. See Note 8 - Cash and cash equivalents.

Capital expenditures as per operating segments

Capital expenditures (property, plant and equipment and software additions)	For the years ended as of December 31,
	2018	2017	2016
	ThCh$	ThCh$	ThCh$
Chile operating segment	78,887,075	80,866,369	53,809,780
International Business operating segment	32,756,828	32,312,751	39,592,739
Wines operating segment	16,961,638	10,948,212	14,767,858
Others (1)	2,834,881	1,638,148	20,713,048
Total	131,440,422	125,765,480	128,883,425

(1)   Others includes the capital investments corresponding to the Corporate Support Units.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Assets as per operating segments

Assets as per Operating segment	As of December 31, 2018	As of December 31, 2017
	ThCh$	ThCh$
Chile operating segment	1,183,145,732	1,045,791,551
International Business operating segment	463,913,523	274,766,962
Wines operating segment	341,959,321	315,298,950
Others (1)	416,846,340	340,371,624
Total	2,405,864,916	1,976,229,087

(1)    Includes assets corresponding to the Corporate Support Units.

Assets per geographic location

Assets per geographical location	As of December 31, 2018	As of December 31, 2017
	ThCh$	ThCh$
Chile (1)	1,924,196,897	1,689,394,491
Argentina (2)	373,091,516	213,714,384
Uruguay	26,925,415	25,015,615
Paraguay	53,126,091	48,104,597
Bolivia (3)	28,524,997	-
Total	2,405,864,916	1,976,229,087

(1)   Includes the assets corresponding to the Corporate Support Units and eliminations between geographic location and investments in associates and joint ventures. Additionally, includes part of Wines Operating segment and excludes its argentine subsidiary Finca La Celia S.A.

(2)   Includes the assets of the subisiaries Finca La Celia S.A. and Los Huemules SRL., registered under the Wines Operating segment and Chile Operating segment, respectively.

(3)   See Note 15 – Business combinations, letter a).

Liabilities as per operating segments

Liabilities as per Operating segment	As of December 31, 2018	As of December 31, 2017
	ThCh$	ThCh$
Chile operating segment	457,517,605	388,121,093
International Business operating segment	172,893,966	119,351,344
Wines operating segment	112,427,830	95,094,080
Others (1)	273,909,572	146,833,962
Total	1,016,748,973	749,400,479

(1)   Others includes liabilities corresponding to the Corporate Support Units.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Operating Segment’s additional information

The Consolidated Statement of Income classified according to the Company’s operations management is as follows:

CONSOLIDATED STATEMENT OF INCOME	Notes	For the years ended December 31,
		2018 (*)	2017	2016
		ThCh$	ThCh$	ThCh$
Sales revenue external customers		1,756,252,630	1,678,397,181	1,535,321,041
Other income		27,029,707	19,963,613	23,576,667
Net sales		1,783,282,337	1,698,360,794	1,558,897,708
Change %		5.0	8.9	-
Cost of sales		(860,011,392)	(798,738,655)	(741,819,916)
% of Net sales		48.2	47.0	47.6
Gross margin		923,270,945	899,622,139	817,077,792
% of Net sales		51.8	53.0	52.4
MSD&A (1)		(681,575,822)	(668,783,480)	(619,542,751)
% of Net sales		38.2	39.4	39.7
Other operating income (expenses)		227,026,626	4,055,543	3,116,679
Adjusted operating result (2)		468,721,749	234,894,202	200,651,720
Change %		99.5	17.1	-
% of Net sales		26.3	13.8	12.9
Net financial expense	32	(7,766,206)	(19,115,361)	(14,627,170)
Equity and income of associates and joint ventures	16	(10,815,520)	(8,914,097)	(5,560,522)
Foreign currency exchange differences	32	3,299,657	(2,563,019)	456,995
Results as per adjustment units	32	742,041	(110,539)	(2,246,846)
Other gains (losses)	31	4,029,627	(7,716,791)	(8,345,907)
Income before taxes		458,211,348	196,474,395	170,328,270
Tax income (expense)	24	(136,126,817)	(48,365,976)	(30,246,383)
Net income for year		322,084,531	148,108,419	140,081,887
Non-controlling interests	28	15,193,739	18,501,066	21,624,399
Net income attributable to equity holders of the parent		306,890,792	129,607,353	118,457,488
Depreciation and amortization	29	93,289,194	92,199,504	83,528,045
ORBDA (3)		562,010,943	327,093,706	284,179,765
Change %		71.8	15.1	-
% of Net sales		31.5	19.3	18.2

(*)   The net impact, related to early termination of Budweiser license (See Note 1 – General information, letter C), on CCU’s consolidated earnings was a one-time gain of ThCh$ 208,842,443 in ORBDA and ThCh$ 157,358,973 in Net income attributable to equity holder of the parent.

See definition of (1), (2) and (3) in information as per Operating segment under this Note.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

The following is a reconciliation of our Net income, the main comparable IFRS measure to Adjusted Operating Result for the years ended December 31, 2018, 2017 and 2016:

	For the years ended December 31,
	2018 (*)	2017	2016
	ThCh$	ThCh$	ThCh$
Net income of year	322.084.531	148,108,419	140,081,887
Add (Subtract):
Other gains (losses)	(4.029.627)	7,716,791	8,345,907
Finance income	(15.794.456)	(5,050,952)	(5,680,068)
Finance costs	23.560.662	24,166,313	20,307,238
Share of net loss of joint ventures and associates accounted for using the equity method	10.815.520	8,914,097	5,560,522
Foreign currency exchange differences	(3.299.657)	2,563,019	(456,995)
Result as per adjustment units	(742.041)	110,539	2,246,846
Tax income (expense)	136.126.817	48,365,976	30,246,383
Adjusted operating result	468.721.749	234,894,202	200,651,720
Depreciation and amortization	93.289.194	92,199,504	83,528,045
ORBDA	562.010.943	327,093,706	284,179,765

 (*)  The net impact, related to early termination of Budweiser license (See Note 1 – General information, letter C), on CCU’s consolidated earnings was a one-time gain of ThCh$ 208,842,443 in ORBDA and ThCh$ 157,358,973 in Net income attributable to equity holder of the parent.

The following is a reconciliation of the consolidated amounts presented for MSD&A with the comparable amounts presented on the face of our consolidated statement of income:

	For the years ended December 31.
	2018	2017	2016
	ThCh$	ThCh$	ThCh$
Consolidated statement of income
Distribution costs	(314,391,183)	(290,227,129)	(270,835,822)
Administrative expenses	(152,376,458)	(142,514,649)	(155,322,295)
Other expenses by function	(216,236,609)	(238,704,061)	(195,412,109)
Other expenses included in ´Other expenses by function´	1,428,428	2,662,359	2,027,475
Total MSD&A	(681,575,822)	(668,783,480)	(619,542,751)

Segment information by joint ventures and associates

The Administration of the Company review the financial situation and result of the all of their joint ventures and associated that is described in Note 16 – Investments accounted for using equity method.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Note 7 Financial Instruments

Financial instruments categories

The carrying amounts of each financial instrument category as of each year-end are detailed as follows:

	As of December 31, 2018		As of December 31, 2017
	Current	Non current	Current	Non current
	ThCh$	ThCh$	ThCh$	ThCh$
Derivative financial instruments	11,522,482	-	3,158,391	-
Market securities and investments in other companies	11,010,433	-	7,565,805	-
Derivative hedge assets	212,554	3,325,079	-	1,918,191
Total other financial assets	22,745,469	3,325,079	10,724,196	1,918,191
Accounts receivable - trade and other receivable (net)	320,702,339	3,363,123	286,213,598	3,974,395
Accounts receivable from related parties	3,048,841	190,865	5,810,764	258,471
Total accounts receivables	323,751,180	3,553,988	292,024,362	4,232,866
Sub-Total financial assets	346,496,649	6,879,067	302,748,558	6,151,057
Cash and cash equivalents	319,014,050	-	170,044,602	-
Total financial assets	665,510,699	6,879,067	472,793,160	6,151,057
Bank borrowings	38,160,178	75,200,804	24,623,746	73,886,831
Bonds payable	4,081,175	135,281,303	3,306,135	69,476,612
Financial leases obligations	365,972	17,546,162	176,586	17,638,289
Deposits for return of bottles and containers	13,967,995	-	13,228,328	-
Total financial liabilities measured at amortized cost	56,575,320	228,028,269	41,334,795	161,001,732
Derivative financial instruments	4,997,124	-	10,416,675	-
Derivative hedge liabilities	1,194,502	157,028	1,840,188	-
Total financial derivative liabilities	6,191,626	157,028	12,256,863	-
Total other financial liabilities (*)	62,766,946	228,185,297	53,591,658	161,001,732
Account payable- trade and other payable	303,380,168	12,413	281,681,553	541,783
Accounts payable to related parties	6,936,910	-	10,069,043	-
Total commercial obligations and other accounts payable	310,317,078	12,413	291,750,596	541,783
Total financial liabilities	373,084,024	228,197,710	345,342,254	161,543,515

(*) See Note 21 - Other financial liabilities.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Fair value of Financial instruments

The following tables show fair values, based on financial instrument categories, compared to the carrying amount included in the Consolidated Statements of Financial Position:

a)   Financial assets and liabilities are detailed as follows:

	As of December 31, 2018		As of December 31, 2017
	Book Value	Fair Value	Book Value	Fair Value
	ThCh$	ThCh$	ThCh$	ThCh$
Derivative financial instruments	11,522,482	11,522,482	3,158,391	3,158,391
Market securities and investments in other companies	11,010,433	11,010,433	7,565,805	7,565,805
Derivative hedge assets	3,537,633	3,537,633	1,918,191	1,918,191
Total other financial assets	26,070,548	26,070,548	12,642,387	12,642,387
Accounts receivable - trade and other receivable (net)	324,065,462	324,065,462	290,187,993	290,187,993
Accounts receivable from related parties	3,239,706	3,239,706	6,069,235	6,069,235
Total accounts receivables	327,305,168	327,305,168	296,257,228	296,257,228
Sub-Total financial assets	353,375,716	353,375,716	308,899,615	308,899,615
Cash and cash equivalents	319,014,050	319,014,050	170,044,602	170,044,602
Total financial assets	672,389,766	672,389,766	478,944,217	478,944,217
Bank borrowings	113,360,982	117,211,707	98,510,577	102,062,465
Bonds payable	139,362,478	187,276,391	72,782,747	79,559,896
Financial leases obligations	17,912,134	24,278,897	17,814,875	29,314,234
Deposits for return of bottles and containers	13,967,995	13,967,995	13,228,328	13,228,328
Total financial liabilities measured at amortized cost	284,603,589	342,734,990	202,336,527	224,164,923
Derivative financial instruments	4,997,124	4,997,124	10,416,675	10,416,675
Derivative hedge liabilities	1,351,530	1,351,530	1,840,188	1,840,188
Total financial derivative liabilities	6,348,654	6,348,654	12,256,863	12,256,863
Total other financial liabilities (*)	290,952,243	349,083,644	214,593,390	236,421,786
Account payable- trade and other payable	303,392,581	303,392,581	282,223,336	282,223,336
Accounts payable to related parties	6,936,910	6,936,910	10,069,043	10,069,043
Total commercial obligations and other accounts payable	310,329,491	310,329,491	292,292,379	292,292,379
Total financial liabilities	601,281,734	659,413,135	506,885,769	528,714,165

(*) See Note 21 - Other financial liabilities.

The carrying amount of current accounts receivable, cash and cash equivalents and other financial assets and liabilities approximate their fair value due to their short-term nature, and in the case of accounts receivable, due to the fact that any collection loss is already reflected in the impairment loss provision.

The fair value of non-derivative financial assets and liabilities that are not quoted in active markets are estimated through the use of discounted cash flows calculated on market variables observed as of the date of the financial statements. The fair value of derivative instruments is estimated through the discount of future cash flows, determined according to information observed in the market or to variables and prices obtained from third parties.

The fair value of bank borrowings and Bonds payable has hierarchy level 2 of fair value.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

b)   Financial instruments by category:

As of December 31, 2018	Fair value with changes in income	Financial assets measured at amortized cost	Hedge derivatives	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets
Derivative financial instruments	11,522,482	-	-	11,522,482
Marketable securities and investments in other companies	11,010,433	-	-	11,010,433
Derivative hedge assets	-	-	3,537,633	3,537,633
Total other financial assets	22,532,915	-	3,537,633	26,070,548
Cash and cash equivalents	-	319,014,050	-	319,014,050
Trade and other receivable (net)	-	324,065,462	-	324,065,462
Accounts receivable from related parties	-	3,239,706	-	3,239,706
Total financial assets	22,532,915	646,319,218	3,537,633	672,389,766

As of December 31, 2018	Fair value with changes in income	Hedge derivatives	Financial liabilities measured at amortized cost	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial liabilities
Bank borrowings	-	-	113,360,982	113,360,982
Bonds payable	-	-	139,362,478	139,362,478
Financial leases obligations	-	-	17,912,134	17,912,134
Deposits for return of bottles and containers	-	-	13,967,995	13,967,995
Derivative financial instruments	4,997,124	-	-	4,997,124
Derivative hedge liabilities	-	1,351,530	-	1,351,530
Total other financial liabilities	4,997,124	1,351,530	284,603,589	290,952,243
Account payable- trade and other payable	-	-	303,392,581	303,392,581
Accounts payable to related parties	-	-	6,936,910	6,936,910
Total financial liabilities	4,997,124	1,351,530	594,933,080	601,281,734

As of December 31, 2017	Fair value with changes in income	Financial assets measured at amortized cost	Hedge derivatives	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets
Derivative financial instruments	3,158,391	-	-	3,158,391
Marketable securities and investments in other companies	7,565,805	-	-	7,565,805
Derivative hedge assets	-	-	1,918,191	1,918,191
Total other financial assets	10,724,196	-	1,918,191	12,642,387
Cash and cash equivalents	-	170,044,602	-	170,044,602
Trade and other receivable (net)	-	290,187,993	-	290,187,993
Accounts receivable from related parties	-	6,069,235	-	6,069,235
Total financial assets	10,724,196	466,301,830	1,918,191	478,944,217

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

As of December 31, 2017	Fair value with changes in income	Hedge derivatives	Financial liabilities measured at amortized cost	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial liabilities
Bank borrowings	-	-	98,510,577	98,510,577
Bonds payable	-	-	72,782,747	72,782,747
Financial leases obligations	-	-	17,814,875	17,814,875
Deposits for return of bottles and containers	-	-	13,228,328	13,228,328
Derivative financial instruments	10,416,675	-	-	10,416,675
Derivative hedge liabilities	-	1,840,188	-	1,840,188
Total other financial liabilities	10,416,675	1,840,188	202,336,527	214,593,390
Account payable- trade and other payable	-	-	282,223,336	282,223,336
Accounts payable to related parties	-	-	10,069,043	10,069,043
Total financial liabilities	10,416,675	1,840,188	494,628,906	506,885,769

Derivative Instruments

The detail of maturities, number of derivative agreements, contracted nominal amounts, fair values and the classification of such derivative instruments by type of agreement at the closing of each year are detailed as follows:

	As of December 31, 2018				As of December 31, 2017
	Number agreegments	Nominal amounts thousand	Asset	Liability	Number agreegments	Nominal amounts thousand	Asset	Liability
			ThCh$	ThCh$			ThCh$	ThCh$
Cross currency interest rate swaps CLP/USD	1	2,000	3,325,079	1,194,502	1	2,000	1,918,191	1,484,538
Less than a year		-	-	1,194,502	-	-	-	1,484,538
Between 1 and 5 years		2,000	3,325,079	-		2,000	1,918,191	-
Cross currency interest rate swaps USD/EURO	1	11,600	212,554	157,028	1	7,872	-	355,650
Less than a year		-	212,554	-		7,872	-	355,650
Between 1 and 5 years		11,600	-	157,028		-	-	-
Total	2		3,537,633	1,351,530	2		1,918,191	1,840,188
Forwards USD	32	269,371	11,264,711	3,832,634	27	245,641	3,095,825	9,722,619
Less than a year		269,371	11,264,711	3,832,634		245,641	3,095,825	9,722,619
Forwards Euro	10	79,326	225,815	1,153,302	14	65,598	44,474	694,056
Less than a year		79,326	225,815	1,153,302		65,598	44,474	694,056
Forwards CAD	3	2,650	28,381	3,986	3	1,750	15,530	-
Less than a year		2,650	28,381	3,986		1,750	15,530	-
Forwards GBP	4	1,030	3,575	7,202	2	480	2,562	-
Less than a year		1,030	3,575	7,202		480	2,562	-
Total	49		11,522,482	4,997,124	46		3,158,391	10,416,675
Total instruments	51		15,060,115	6,348,654	48		5,076,582	12,256,863

These derivative agreements have been entered into as a hedge of exchange rate risk exposure. In the case of forwards, the Company does not comply with the formal requirements for hedging designation; consequently their effects are recorded in Income, in Other gains (losses).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

In the case of Cross Currency Interest Rate Swaps and the Cross Interest Rate Swaps, these qualify as cash flow hedges of the cash flows related to loans from Banco de Chile and Scotiabank Chile. See additional disclosures in Note 21 – Other financial liabilities.

As of December 31, 2018
Entity	Nature of risks covered	Rights		Obligations		Fair value of net asset (liabilities)	Maturity
		Currency	Amount	Currency	Amount	Amount
			ThCh$		ThCh$	ThCh$
Scotiabank Chile	Flow interest rate and exchange rate on bank bonds	USD	8,256,869	EUR	8,201,343	55,526	06-18-2021
Banco de Chile	Flow interest rate on bank bonds	UF	60,388,039	CLP	58,257,462	2,130,577	09-15-2021

As of December 31, 2017
Entity	Nature of risks covered	Rights		Obligations		Fair value of net asset (liabilities)	Maturity
		Currency	Amount	Currency	Amount	Amount
			ThCh$		ThCh$	ThCh$
Scotiabank Chile	Flow interest rate and exchange rate on bank bonds	USD	4,860,845	EUR	5,216,495	(355,650)	06-18-2018
Banco de Chile	Flow interest rate on bank bonds	UF	60,640,827	CLP	60,207,174	433,653	09-15-2021

The Consolidated Statement of Other Comprehensive Income includes under the caption cash flow hedge, for the years ended December 31, 2018, a credit before income taxes of ThCh$  63,008 (ThCh$  5,661 and ThCh$  84,962, in 2017 and  2016, respectively), related to the fair value of Cross Currency Interest Swap and Cross Interest Rate Swap derivatives instruments.

Fair value hierarchies

The financial instruments recorded at fair value in the Statement of Financial Position are classified as follows, depending on the method used to obtain their fair values:

Level 1	Fair values obtained through direct reference to quoted market prices, without any adjustment.
Level 2	Fair values obtained through the use of valuation models accepted in the market and based on prices other than those of Level 1, which may be directly or indirectly observed as of the measurement date (adjusted prices).
Level 3	Fair values obtained through internally developed models or methodologies that use information which may not be observed or which is illiquid.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

The fair value of financial instruments recorded at fair value in the Consolidated Financial Statements, is detailed as follows:

As of December 31, 2018	Recorded fair value	Fair value hierarchy
		level 1	level 2	level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Derivative financial instruments	11,522,482	-	11,522,482	-
Market securities and investments in other companies	11,010,433	11,010,433	-	-
Derivative hedge assets	3,537,633	-	3,537,633	-
Total other financial assets	26,070,548	11,010,433	15,060,115	-
Derivative financial instruments	4,997,124	-	4,997,124	-
Derivative hedge liabilities	1,351,530	-	1,351,530	-
Total financial derivative liabilities	6,348,654	-	6,348,654	-

As of December 31, 2017	Recorded fair value	Fair value hierarchy
		level 1	level 2	level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Derivative financial instruments	3,158,391	-	3,158,391	-
Market securities and investments in other companies	7,565,805	7,565,805	-	-
Derivative hedge assets	1,918,191	-	1,918,191	-
Total other financial assets	12,642,387	7,565,805	5,076,582	-
Derivative financial instruments	10,416,675	-	10,416,675	-
Derivative hedge liabilities	1,840,188	-	1,840,188	-
Total financial derivative liabilities	12,256,863	-	12,256,863	-

During the year ended as of December 31, 2018, the Company has not made any significant instrument transfers between levels 1 and 2.

Credit quality of financial assets

The Company uses two credit assessment systems for its clients: a) Clients with loan insurance are assessed according to the external risk criteria (trade reports, non-compliance and protested documents that are available in the local market), payment capability and equity situation required by the insurance company to grant a loan coverage; b) All other the clients are assessed through an ABC risk model, which considers internal risk (non-compliance and protested documents), external risk (trade reports, non-compliance and protested documents that  are available in the local market) and payment capacity and equity situation. The uncollectible rate during the last two years has not been significant.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Note 8  Cash and cash equivalents

Cash and cash equivalent balances are detailed as follows:

	As of December 31, 2018	As of December 31, 2017	As of December 31, 2016
	ThCh$	ThCh$	ThCh$
Cash on hand	221,071	97,228	106,203
Bank balances	64,085,358	45,389,589	41,519,788
Cash	64,306,429	45,486,817	41,625,991
Time deposits	46,723,278	4,804,224	14,955,778
Securities purchased under resale agreements	196,319,058	102,695,758	75,447,904
Investments in mutual funds	10,194,222	16,586,749	24,772
Short term investments classified as cash equivalents	206,513,280	119,282,507	75,472,676
Cash equivalents	253,236,558	124,086,731	90,428,454
Overnight deposits	1,471,063	471,054	1,978,738
Total other cash and cash equivalents	1,471,063	471,054	1,978,738
Total	319,014,050	170,044,602	134,033,183

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

The composition of cash and cash equivalents by currency as of December 31, 2018, is detailed as follows:

	Chilean Peso	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Paraguayan Guarani	Bolivian	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash on hand	77,940	5,290	-	5,477	-	-	132,364	-	221,071
Bank balances	39,692,222	17,550,277	954,640	1,039,825	548,975	2,495,748	1,127,401	676,270	64,085,358
Cash	39,770,162	17,555,567	954,640	1,045,302	548,975	2,495,748	1,259,765	676,270	64,306,429
Time deposits	24,755,756	-	-	21,967,522	-	-	-	-	46,723,278
Securities purchased under resale agreements	196,319,058	-	-	-	-	-	-	-	196,319,058
Investments in mutual funds	-	-	-	10,194,222	-	-	-	-	10,194,222
Short term investments classified as cash equivalents	196,319,058	-	-	10,194,222	-	-	-	-	206,513,280
Cash equivalents	221,074,814	-	-	32,161,744	-	-	-	-	253,236,558
Overnight deposits	-	1,471,063	-	-	-	-	-	-	1,471,063
Total other cash and cash equivalents	-	1,471,063	-	-	-	-	-	-	1,471,063
Total	260,844,976	19,026,630	954,640	33,207,046	548,975	2,495,748	1,259,765	676,270	319,014,050

The composition of cash and cash equivalents by currency as of December 31, 2017, is detailed as follows:

	Chilean Peso	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Paraguayan Guarani	Bolivian	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash on hand	75,623	16,154	-	5,451	-	-	-	-	97,228
Bank balances	30,110,816	4,691,411	182,966	1,391,103	718,348	7,758,211	-	536,734	45,389,589
Cash	30,186,439	4,707,565	182,966	1,396,554	718,348	7,758,211	-	536,734	45,486,817
Time deposits	4,804,224	-	-	-	-	-	-	-	4,804,224
Securities purchased under resale agreements	102,695,758	-	-	-	-	-	-	-	102,695,758
Investments in mutual funds	-	-	-	16,586,749	-	-	-	-	16,586,749
Short term investments classified as cash equivalents	102,695,758	-	-	16,586,749	-	-	-	-	119,282,507
Cash equivalents	107,499,982	-	-	16,586,749	-	-	-	-	124,086,731
Overnight deposits	-	471,054	-	-	-	-	-	-	471,054
Total other cash and cash equivalents	-	471,054	-	-	-	-	-	-	471,054
Total	137,686,421	5,178,619	182,966	17,983,303	718,348	7,758,211	-	536,734	170,044,602

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

The composition of cash and cash equivalents by currency as of December 31, 2016, is detailed as follows:

	Chilean Peso	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Paraguayan Guarani	Bolivian	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash on hand	100,921	788	-	4,494	-	-	-	-	106,203
Bank balances	27,164,330	6,479,095	786,887	2,158,115	1,136,783	3,291,550	-	503,028	41,519,788
Cash	27,265,251	6,479,883	786,887	2,162,609	1,136,783	3,291,550	-	503,028	41,625,991
Time deposits	14,754,416	-	-	201,362	-	-	-	-	14,955,778
Securities purchased under resale agreements	75,447,904	-	-	-	-	-	-	-	75,447,904
Investments in mutual funds	-	-	-	24,772	-	-	-	-	24,772
Short term investments classified as cash equivalents	75,447,904	-	-	24,772	-	-	-	-	75,472,676
Cash equivalents	90,202,320	-	-	226,134	-	-	-	-	90,428,454
Overnight deposits	-	1,978,738	-	-	-	-	-	-	1,978,738
Total other cash and cash equivalents	-	1,978,738	-	-	-	-	-	-	1,978,738
Total	117,467,571	8,458,621	786,887	2,388,743	1,136,783	3,291,550	-	503,028	134,033,183

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

The composition of time deposits is detailed as follows:

As of December 31, 2018:

Financial entity	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
				ThCh$
Banco de Chile	12-21-2018	01-30-2019	USD	486,812	3.50
Banco de Chile	12-24-2018	01-09-2019	CLP	1,250,613	0.21
Banco de Chile	12-26-2018	01-25-2019	USD	139,017	3.25
Banco de Chile	12-27-2018	01-25-2019	USD	62,548	2.75
Banco Francés - Argentina	12-07-2018	03-07-2019	ARS	5,921,330	0.53
Banco Francés - Argentina	12-12-2018	03-12-2019	ARS	5,110,766	0.50
Banco HSBC - Argentina	12-12-2018	03-12-2019	ARS	4,921,479	0.50
Banco Itaú - Argentina	11-07-2018	01-07-2019	ARS	6,013,947	0.58
Banco Santander - Chile	12-18-2018	01-10-2019	CLP	2,803,033	0.25
Banco Santander - Chile	12-19-2018	01-10-2019	CLP	10,010,400	0.26
Banco Santander - Chile	12-27-2018	01-24-2019	CLP	10,003,333	0.25
Total				46,723,278

As of December 31, 2017:

Financial entity	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
				ThCh$
Banco Consorcio - Chile	12-20-2017	01-03-2018	CLP	4,804,224	0.24
Total				4,804,224

As of December 31, 2016:

Financial entity	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
				ThCh$
Banco Santander - Chile	12-27-2016	01-05-2017	CLP	1,250,550	0.33
Banco Santander - Chile	12-28-2016	01-10-2017	CLP	2,400,792	0.33
Banco Santander - Chile	12-29-2016	01-25-2017	CLP	5,701,292	0.34
Banco Santander - Chile	12-28-2016	01-26-2017	CLP	5,401,782	0.33
Banco Francés - Argentina	12-12-2016	01-11-2017	ARS	201,362	1.60
Total				14,955,778

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

The composition of Securities purchased under resale agreements is detailed as follows:

As of December 31, 2018:

Financial entity	Underlying Asset (Time Deposit) (*)	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
					ThCh$
BanChile Corredores de Bolsa S.A.	Banco del Estado de Chile	12-17-2018	01-04-2019	CLP	6,807,616	0.24
BanChile Corredores de Bolsa S.A.	Scotiabank Chile	12-20-2018	01-10-2019	CLP	3,552,994	0.23
BanChile Corredores de Bolsa S.A.	Scotiabank Chile	12-21-2018	01-10-2019	CLP	1,196,505	0.23
BanChile Corredores de Bolsa S.A.	Banco BICE - Chile	12-21-2018	01-10-2019	CLP	1,997,067	0.23
BanChile Corredores de Bolsa S.A.	Banco Security - Chile	12-21-2018	01-10-2019	CLP	709,418	0.23
BanChile Corredores de Bolsa S.A.	Banco de Chile	12-21-2018	01-10-2019	CLP	296,155	0.23
BanChile Corredores de Bolsa S.A.	Banco Security - Chile	12-21-2018	01-10-2019	CLP	184,213	0.23
BanChile Corredores de Bolsa S.A.	Scotiabank Chile	12-21-2018	01-16-2019	CLP	283,475	0.23
BanChile Corredores de Bolsa S.A.	Banco Security - Chile	12-21-2018	01-16-2019	CLP	91,813	0.23
BanChile Corredores de Bolsa S.A.	Banco de Chile	12-26-2018	01-15-2019	CLP	10,004,000	0.24
BanChile Corredores de Bolsa S.A.	Banco de Crédito e Inversiones - Chile	12-26-2018	01-10-2019	CLP	300,885	0.24
BanChile Corredores de Bolsa S.A.	Banco del Estado de Chile	12-26-2018	01-10-2019	CLP	1,100,440	0.24
BanChile Corredores de Bolsa S.A.	Banco del Estado de Chile	12-26-2018	01-10-2019	CLP	490,196	0.24
BanChile Corredores de Bolsa S.A.	Banco de Chile	12-26-2018	01-10-2019	CLP	5,001,235	0.24
BanChile Corredores de Bolsa S.A.	Scotiabank Chile	12-28-2018	01-15-2019	CLP	3,500,840	0.24
BanChile Corredores de Bolsa S.A.	Scotiabank Chile	12-28-2018	01-15-2019	CLP	1,500,360	0.24
BancoEstado Corredores de Bolsa S.A.	Banco de Chile	12-13-2018	01-14-2019	CLP	4,105,904	0.24
BancoEstado Corredores de Bolsa S.A.	Banco de Chile	12-14-2018	01-02-2019	CLP	1,094,729	0.24
BancoEstado Corredores de Bolsa S.A.	Banco del Estado de Chile	12-14-2018	01-02-2019	CLP	7,009,520	0.24
BancoEstado Corredores de Bolsa S.A.	Banco de Crédito e Inversiones - Chile	12-14-2018	01-02-2019	CLP	1,911,598	0.24
BancoEstado Corredores de Bolsa S.A.	Banco Santander - Chile	12-14-2018	01-02-2019	CLP	415,536	0.24
BancoEstado Corredores de Bolsa S.A.	Banco Security - Chile	12-14-2018	01-02-2019	CLP	5,690,513	0.24
BancoEstado Corredores de Bolsa S.A.	Banco Santander - Chile	12-14-2018	01-30-2019	CLP	250,340	0.24
BancoEstado Corredores de Bolsa S.A.	Banco Security - Chile	12-20-2018	01-30-2019	CLP	500,440	0.24
BancoEstado Corredores de Bolsa S.A.	Scotiabank Chile	12-24-2018	01-10-2019	CLP	199,653	0.24
BancoEstado Corredores de Bolsa S.A.	Banco de Crédito e Inversiones - Chile	12-24-2018	01-10-2019	CLP	950,991	0.24
BancoEstado Corredores de Bolsa S.A.	Banco de Chile	12-26-2018	01-30-2019	CLP	2,634,725	0.24
BancoEstado Corredores de Bolsa S.A.	Banco del Estado de Chile	12-26-2018	01-30-2019	CLP	6,702,680	0.24
BancoEstado Corredores de Bolsa S.A.	Scotiabank Chile	12-26-2018	01-30-2019	CLP	4,829,042	0.24
BancoEstado Corredores de Bolsa S.A.	Banco de Crédito e Inversiones - Chile	12-26-2018	01-30-2019	CLP	8,848,606	0.24
BancoEstado Corredores de Bolsa S.A.	Banco Santander - Chile	12-26-2018	01-30-2019	CLP	6,560,550	0.24
BancoEstado Corredores de Bolsa S.A.	Banco Itaú Corpbanca - Chile	12-26-2018	01-30-2019	CLP	1,650,525	0.24
BancoEstado Corredores de Bolsa S.A.	Banco Security - Chile	12-26-2018	01-30-2019	CLP	4,881,954	0.24
BancoEstado Corredores de Bolsa S.A.	Banco Consorcio	12-26-2018	01-30-2019	CLP	3,427,727	0.24
BancoEstado Corredores de Bolsa S.A.	Banco de Chile	12-27-2018	01-15-2019	CLP	3,279,009	0.25
BancoEstado Corredores de Bolsa S.A.	Banco del Estado de Chile	12-27-2018	01-15-2019	CLP	472,241	0.25
BancoEstado Corredores de Bolsa S.A.	Banco de Chile	12-27-2018	01-10-2019	CLP	600,200	0.25
BancoEstado Corredores de Bolsa S.A.	Banco de Crédito e Inversiones - Chile	12-27-2018	01-15-2019	CLP	3,001,000	0.25
BBVA Corredores de Bolsa Ltda.	Banco del Estado de Chile	11-30-2018	01-04-2019	CLP	3,899,730	0.26
BBVA Corredores de Bolsa Ltda.	Banco Itaú Corpbanca - Chile	11-30-2018	01-04-2019	CLP	2,216,658	0.26
BBVA Corredores de Bolsa Ltda.	Banco del Estado de Chile	12-13-2018	01-02-2019	CLP	2,859,342	0.25
BBVA Corredores de Bolsa Ltda.	Banco del Estado de Chile	12-13-2018	01-30-2019	CLP	270,405	0.25
BBVA Corredores de Bolsa Ltda.	Banco de Crédito e Inversiones - Chile	12-13-2018	01-16-2019	CLP	233,620	0.25
BBVA Corredores de Bolsa Ltda.	Banco Security - Chile	12-13-2018	01-16-2019	CLP	1,969,680	0.25
BBVA Corredores de Bolsa Ltda.	Banco de Chile	12-13-2018	01-02-2019	CLP	3,550,258	0.25
BBVA Corredores de Bolsa Ltda.	Banco Santander - Chile	12-17-2018	01-02-2019	CLP	2,876,187	0.25
BBVA Corredores de Bolsa Ltda.	Banco Itaú Corpbanca - Chile	12-17-2018	01-02-2019	CLP	7,880,787	0.25
BBVA Corredores de Bolsa Ltda.	Scotiabank Chile	12-17-2018	01-16-2019	CLP	1,474,627	0.25
BBVA Corredores de Bolsa Ltda.	Banco de Crédito e Inversiones - Chile	12-17-2018	01-16-2019	CLP	1,550,072	0.25
BBVA Corredores de Bolsa Ltda.	Banco Itaú Corpbanca - Chile	12-17-2018	01-16-2019	CLP	1,230,260	0.25
BBVA Corredores de Bolsa Ltda.	Banco de Crédito e Inversiones - Chile	12-17-2018	01-02-2019	CLP	4,911,284	0.25
BBVA Corredores de Bolsa Ltda.	Banco de Chile	12-19-2018	01-10-2019	CLP	6,881,358	0.26
BBVA Corredores de Bolsa Ltda.	Banco del Estado de Chile	12-19-2018	01-10-2019	CLP	7,941,664	0.26
BBVA Corredores de Bolsa Ltda.	Scotiabank Chile	12-19-2018	01-10-2019	CLP	3,822,988	0.26
BBVA Corredores de Bolsa Ltda.	Banco Santander - Chile	12-19-2018	01-10-2019	CLP	4,451,265	0.26
BBVA Corredores de Bolsa Ltda.	Banco Itaú Corpbanca - Chile	12-19-2018	01-10-2019	CLP	1,963,352	0.26
BBVA Corredores de Bolsa Ltda.	Banco Itaú Corpbanca - Chile	12-19-2018	01-10-2019	CLP	185,620	0.26
BBVA Corredores de Bolsa Ltda.	Banco Security - Chile	12-19-2018	01-10-2019	CLP	1,967,453	0.26
BBVA Corredores de Bolsa Ltda.	Banco Security - Chile	12-19-2018	01-10-2019	CLP	895,503	0.26
BBVA Corredores de Bolsa Ltda.	Banco de Crédito e Inversiones - Chile	12-24-2018	01-10-2019	CLP	4,802,350	0.26
BBVA Corredores de Bolsa Ltda.	Banco Santander - Chile	12-24-2018	01-10-2019	CLP	2,602,140	0.26
BBVA Corredores de Bolsa Ltda.	Banco de Crédito e Inversiones - Chile	12-24-2018	01-10-2019	CLP	2,501,517	0.26
BBVA Corredores de Bolsa Ltda.	Banco de Chile	12-24-2018	01-09-2019	CLP	900,546	0.26
BBVA Corredores de Bolsa Ltda.	Banco de Crédito e Inversiones - Chile	12-27-2018	01-30-2019	CLP	1,190,413	0.26
BBVA Corredores de Bolsa Ltda.	Banco de Crédito e Inversiones - Chile	12-27-2018	01-10-2019	CLP	3,801,316	0.26
BBVA Corredores de Bolsa Ltda.	Scotiabank Chile	12-27-2018	01-15-2019	CLP	9,453,276	0.26
BBVA Corredores de Bolsa Ltda.	Banco Itaú Corpbanca - Chile	12-27-2018	01-09-2019	CLP	2,000,692	0.26
Total					196,319,058

(*) All financial instruments acquired under resale agreements, correspond to time deposits and are subject to a fixed interest rate.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

As of December 31, 2017:

Financial entity	Underlying Asset (Time Deposit) (*)	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
					ThCh$
BanChile Corredores de Bolsa S.A.	Scotiabank Chile	12-12-2017	01-05-2018	CLP	369,413	0.24
BanChile Corredores de Bolsa S.A.	Banco del Estado de Chile	12-14-2017	01-05-2018	CLP	144,116	0.24
BanChile Corredores de Bolsa S.A.	Scotiabank Chile	12-14-2017	01-05-2018	CLP	6,006,912	0.24
BanChile Corredores de Bolsa S.A.	Banco de Crédito e Inversiones - Chile	12-14-2017	01-05-2018	CLP	196,591	0.24
BanChile Corredores de Bolsa S.A.	Banco Itaú Corpbanca - Chile	12-14-2017	01-05-2018	CLP	970,704	0.24
BanChile Corredores de Bolsa S.A.	Banco Security - Chile	12-14-2017	01-05-2018	CLP	3,796,772	0.24
BanChile Corredores de Bolsa S.A.	Banco de Chile	12-22-2017	01-05-2018	CLP	3,672,751	0.25
BanChile Corredores de Bolsa S.A.	Banco de Crédito e Inversiones - Chile	12-26-2017	01-05-2018	CLP	2,910,394	0.24
BanChile Corredores de Bolsa S.A.	Banco Itaú Corpbanca - Chile	12-26-2017	01-05-2018	CLP	1,591,406	0.24
BanChile Corredores de Bolsa S.A.	Banco Security - Chile	12-12-2017	01-05-2018	CLP	2,935,603	0.24
BanChile Corredores de Bolsa S.A.	Banco del Estado de Chile	12-22-2017	01-05-2018	CLP	2,631,974	0.25
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-28-2017	01-04-2018	CLP	80,020	0.25
BancoEstado S.A. Corredores de Bolsa	Banco de Crédito e Inversiones - Chile	12-22-2017	01-03-2018	CLP	5,003,750	0.25
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-28-2017	01-05-2018	CLP	2,750,688	0.25
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-28-2017	01-05-2018	CLP	3,000,750	0.25
BancoEstado S.A. Corredores de Bolsa	Scotiabank Chile	12-28-2017	01-05-2018	CLP	5,001,250	0.25
BancoEstado S.A. Corredores de Bolsa	Banco de Crédito e Inversiones - Chile	12-28-2017	01-05-2018	CLP	4,001,000	0.25
BancoEstado S.A. Corredores de Bolsa	Banco Security - Chile	12-28-2017	01-05-2018	CLP	1,000,250	0.25
BancoEstado S.A. Corredores de Bolsa	Scotiabank Azul - Chile	12-28-2017	01-05-2018	CLP	1,000,250	0.25
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-28-2017	01-10-2018	CLP	4,251,063	0.25
BancoEstado S.A. Corredores de Bolsa	Scotiabank Chile	12-29-2017	01-10-2018	CLP	3,238,217	0.25
BancoEstado S.A. Corredores de Bolsa	Banco Itaú Corpbanca - Chile	12-29-2017	01-10-2018	CLP	2,000,333	0.25
BancoEstado S.A. Corredores de Bolsa	Banco Security - Chile	12-29-2017	01-10-2018	CLP	1,938,656	0.25
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-28-2017	01-30-2018	CLP	1,250,313	0.25
BancoEstado S.A. Corredores de Bolsa	Scotiabank Chile	12-29-2017	01-10-2018	CLP	340,057	0.25
BancoEstado S.A. Corredores de Bolsa	Scotiabank Chile	12-22-2017	01-10-2018	CLP	2,628,752	0.25
BancoEstado S.A. Corredores de Bolsa	Banco Santander - Chile	12-22-2017	01-10-2018	CLP	1,974,698	0.25
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-28-2017	01-15-2018	CLP	3,800,950	0.25
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-28-2017	01-04-2018	CLP	950,238	0.25
BancoEstado S.A. Corredores de Bolsa	Banco Santander - Chile	12-22-2017	01-10-2018	CLP	1,000,750	0.25
BancoEstado S.A. Corredores de Bolsa	Banco Internacional - Chile	12-28-2017	01-10-2018	CLP	944,884	0.25
BancoEstado S.A. Corredores de Bolsa	Banco BICE - Chile	12-28-2017	01-10-2018	CLP	2,000,500	0.25
BancoEstado S.A. Corredores de Bolsa	Banco Santander - Chile	12-28-2017	01-10-2018	CLP	8,475,346	0.25
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-28-2017	01-04-2018	CLP	225,056	0.25
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-28-2017	01-30-2018	CLP	8,102,025	0.25
BancoEstado S.A. Corredores de Bolsa	Banco de Crédito e Inversiones - Chile	12-29-2017	01-10-2018	CLP	2,524,410	0.25
BancoEstado S.A. Corredores de Bolsa	Banco Itaú Corpbanca - Chile	12-28-2017	01-10-2018	CLP	3,833,082	0.25
BBVA Corredores de Bolsa Ltda.	Scotiabank Azul - Chile	12-27-2017	01-08-2018	CLP	1,700,567	0.25
BBVA Corredores de Bolsa Ltda.	Scotiabank Azul - Chile	12-18-2017	01-18-2018	CLP	290,289	0.23
BBVA Corredores de Bolsa Ltda.	Scotiabank Chile	12-28-2017	01-30-2018	CLP	1,455,543	0.23
BBVA Corredores de Bolsa Ltda.	Scotiabank Azul - Chile	12-28-2017	01-30-2018	CLP	2,425,349	0.23
Valores Security S.A. Corredores de Bolsa	Banco Security - Chile	12-27-2017	01-10-2018	CLP	280,086	0.23
Total					102,695,758

(*) All financial instruments acquired under resale agreements, correspond to time deposits and are subject to a fixed interest rate.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

As of December 31, 2016:

Financial entity	Underlying Asset (Time Deposit) (*)	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
					ThCh$
BanChile Corredores de Bolsa S.A.	Banco de Chile	12-28-2016	01-04-2017	CLP	3,531,124	0.32
BanChile Corredores de Bolsa S.A.	Banco del Estado de Chile	12-28-2016	01-04-2017	CLP	3,602,675	0.32
BanChile Corredores de Bolsa S.A.	Scotiabank Chile	12-28-2016	01-04-2017	CLP	2,044,419	0.32
BanChile Corredores de Bolsa S.A.	Banco Santander - Chile	12-28-2016	01-04-2017	CLP	674,935	0.32
BanChile Corredores de Bolsa S.A.	Banco de Chile	12-28-2016	01-06-2017	CLP	1,679,525	0.32
BanChile Corredores de Bolsa S.A.	Banco del Estado de Chile	12-28-2016	01-06-2017	CLP	1,205,429	0.32
BanChile Corredores de Bolsa S.A.	Scotiabank Chile	12-28-2016	01-06-2017	CLP	1,116,326	0.32
BanChile Corredores de Bolsa S.A.	Banco de Chile	12-28-2016	01-16-2017	CLP	872,178	0.32
BanChile Corredores de Bolsa S.A.	Banco del Estado de Chile	12-28-2016	01-16-2017	CLP	435,612	0.32
BanChile Corredores de Bolsa S.A.	Scotiabank Chile	12-28-2016	01-16-2017	CLP	1,865,909	0.32
BanChile Corredores de Bolsa S.A.	Banco de Crédito e Inversiones - Chile	12-28-2016	01-16-2017	CLP	1,241,355	0.32
BanChile Corredores de Bolsa S.A.	Banco Santander - Chile	12-28-2016	01-16-2017	CLP	261,444	0.32
BanChile Corredores de Bolsa S.A.	Banco de Chile	12-29-2016	01-06-2017	CLP	1,427,025	0.31
BanChile Corredores de Bolsa S.A.	Banco del Estado de Chile	12-29-2016	01-06-2017	CLP	1,725,807	0.31
BanChile Corredores de Bolsa S.A.	Scotiabank Chile	12-29-2016	01-06-2017	CLP	5,799,890	0.31
BanChile Corredores de Bolsa S.A.	Banco de Crédito e Inversiones - Chile	12-29-2016	01-06-2017	CLP	1,549,449	0.31
BancoEstado S.A. Corredores de Bolsa	Banco de Crédito e Inversiones - Chile	12-27-2016	01-03-2017	CLP	925,383	0.31
BancoEstado S.A. Corredores de Bolsa	Scotiabank Chile	12-29-2016	01-06-2017	CLP	3,916,539	0.33
BancoEstado S.A. Corredores de Bolsa	Banco Itaú Corpbanca - Chile	12-29-2016	01-06-2017	CLP	6,085,662	0.33
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-29-2016	01-10-2017	CLP	2,400,528	0.33
BancoEstado S.A. Corredores de Bolsa	Banco de Crédito e Inversiones - Chile	12-29-2016	01-10-2017	CLP	6,019,097	0.33
BancoEstado S.A. Corredores de Bolsa	BBVA Chile	12-29-2016	01-10-2017	CLP	3,933,092	0.33
BancoEstado S.A. Corredores de Bolsa	BBVA Chile	12-29-2016	01-10-2017	CLP	1,350,297	0.33
BancoEstado S.A. Corredores de Bolsa	Banco BICE - Chile	12-29-2016	01-05-2017	CLP	105,017	0.33
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-29-2016	01-10-2017	CLP	500,110	0.33
BancoEstado S.A. Corredores de Bolsa	Banco Santander - Chile	12-29-2016	01-10-2017	CLP	3,500,770	0.33
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-29-2016	01-16-2017	CLP	4,000,880	0.33
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-29-2016	01-20-2017	CLP	1,917,467	0.33
BancoEstado S.A. Corredores de Bolsa	BBVA Chile	12-29-2016	01-20-2017	CLP	82,974	0.33
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-29-2016	01-03-2017	CLP	250,055	0.33
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-29-2016	01-05-2017	CLP	6,101,342	0.33
BancoEstado S.A. Corredores de Bolsa	BBVA Chile	12-29-2016	01-05-2017	CLP	725,160	0.33
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-30-2016	01-10-2017	CLP	1,600,149	0.28
BancoEstado S.A. Corredores de Bolsa	Banco Itaú Corpbanca - Chile	12-30-2016	01-10-2017	CLP	3,000,280	0.28
Total					75,447,904

(*) All financial instruments acquired under resale agreements, correspond to time deposits and are subject to a fixed interest rate.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Payments for business acquisitions are detailed as follows:

	For the years ended as of December 31,
	2018	2017	2016
	ThCh$	ThCh$	ThCh$
Total disbursement per business acquisition
Other cash payment to acquire interests in joint ventures (1)	59,505,559	49,312,890	27,043,481
Cash flow used for control of subsidiaries or other business (2)	49,222,782	7,800,000	19,111,686
Cash flow used in the purchase of non-controling interests (3)	-	1,149,689	2,174,370
Payment for changes in ownership interests in subidiaries (4)	5,819,495	-	641,489
Total	114,547,836	58,262,579	48,971,026

(1)  Corresponds to payments of commited capital made between 2016 to 2018 in Central Cervecera de Colombia S.A.S. and the acquisition in 2017 of 50% of Zona Franca Central Cervecera S.A.S. (see Note 16 – Investments accounted using equity method). Additionally, in 2016, includes the amount paid in proportion to the creation of the company Promarca Internacional SpA. (See Note 1 – General information, letter E)).

(2)  In 2018, through its subsidiary CCU Inversiones S.A. correspond to the acquisition of 15.79% of VSPT (see Note 1 – General information, letter D)). In 2017, corresponds to the acquisition of 2.5% of interet in VSPT, through its subsidiary CCU Inversiones S.A. (see Note 1 – General information, letter D)). In 2016, corresponds to the acquisition of an additional interest in Manantial S.A., through its subsidiaries Aguas CCU-Nestlé Chile S.A. and Embotelladoras Chilenas Unidas S.A. (see Note 1 – General information, letter D)).

(3)  In 2017, mainly corresponds to the payment of 40% of the acquisitions of Americas Distilling Investment LLC. In 2016, corresponds to capital contributions in Bebidas Bolivianas BBO S.A.

(4)  Corresponds to the payment to obtain control of Bebidas Bolivianas BBO S.A. and Cervecera Guayacán SpA. (See Note 15 – Business combinations, letter a) and b)). Additionally in 2016 includes the payment for ownership on Sajonia Brewing Company S.R.L. of Paraguay (see Note 15 – Business combinations, letter c)).

Note 9  Other non-financial assets

The Company maintained the following other non-financial assets:

	As of December 31, 2018		As of December 31, 2017
	Current	Non current	Current	Non current
	ThCh$	ThCh$	ThCh$	ThCh$
Insurances paid	3,565,768	-	3,348,593	-
Advertising	7,976,638	3,173,523	7,383,730	3,632,423
Advances to suppliers	4,695,341	-	3,643,691	-
Prepaid expenses	1,685,096	1,705,693	583,165	755,703
Total advances	17,922,843	4,879,216	14,959,179	4,388,126
Guarantees paid	62,316	106,571	59,452	242,535
Consumables	393,234	-	446,565	-
Dividends receivable	423,994	-	353,150	-
Other	59,027	21,363	15,879	14,166
Total other assets	938,571	127,934	875,046	256,701
Total	18,861,414	5,007,150	15,834,225	4,644,827

Nature of each non-financial asset:

a)   Insurances paid: Annual payments for insurances policies are included, which are capitalized and then amortized according the term of the contract.

b)   Advertising: Corresponds to advertising and promotion contracts related to customers and advertising service providers, that promote our brands which are capitalized and then amortized according the term of the contract.

c)   Advances to suppliers: Payments made to suppliers mainly for assets constructions and purchases of property, plants and equipments.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

d)   Prepaid expenses: Services paid in advance that give entitlement to benefits usually for a period of 12 months, they are reflected against result as they are accrued.

e)   Guarantees paid: It is the initial payment for the lease of goods required by the lessor to ensure compliance with the conditions stipulated in the contract.

f)    Materials to be consumed: Under this item are mainly included security supplies, clothing or supplies to be used in administrative offices, such as: eyeglasses, gloves, masks, aprons, etc.

g)   Dividends receivable: Dividends receivable from associates and joint ventures.

Note 10  Trade and other receivables

The trade and other receivables are detailed as follows:

	As of December 31, 2018		As of December 31, 2017
	Current	Non current	Current	Non current
	ThCh$	ThCh$	ThCh$	ThCh$
Chile operating segment	162,477,091	-	159,465,654	-
International business operating segment	76,166,145	-	62,587,204	-
Wines operating segment	51,478,501	-	40,284,490	-
Total commercial debtors	290,121,737	-	262,337,348	-
Impairment loss estimate	(6,059,201)	-	(4,154,752)	-
Total commercial debtors - net	284,062,536	-	258,182,596	-
Others accounts receivables (1)	36,639,803	3,363,123	28,031,002	3,974,395
Total other accounts receivable	36,639,803	3,363,123	28,031,002	3,974,395
Total	320,702,339	3,363,123	286,213,598	3,974,395

(1)   As of December 31, 2018, this item mainly includes ThCh$ 1,392,650 in current and ThCh$ 1,240,461 (ThCh$ 2,411,833 in 2017) in non-current related to the account receivable from the sale of the 49% that subsidiary CPCh had in Compañía Pisquera Bauzá S.A. (see Note 14 – Non-current assets of disposal groups classifield as held for sale).

The Company’s accounts receivable are denominated in the following currencies:

	As of December 31, 2018	As of December 31, 2017
	ThCh$	ThCh$
Chilean Peso	191,979,443	183,948,334
Argentine Peso	67,553,470	55,526,379
US Dollar	34,113,849	27,810,990
Euro	10,152,559	9,326,882
Unidad de Fomento	2,678,592	2,590,736
Uruguayan Pesos	5,128,068	4,372,909
Paraguayan Guarani	8,774,244	5,495,532
Bolivian	1,340,388	-
Others currencies	2,344,849	1,116,231
Total	324,065,462	290,187,993

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

The detail of the accounts receivable maturities as of December 31, 2018, is detailed as follows:

	Total	Current balance	Overdue balances
			0 a 3 months	3 a 6 months	6 a 12 months	More than 12 months
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile operating segment	162,477,091	152,644,412	5,928,791	1,085,806	844,101	1,973,981
International business operating segment	76,166,145	63,419,349	9,546,370	1,092,229	701,571	1,406,626
Wines operating segment	51,478,501	44,304,213	6,248,007	272,721	305,811	347,749
Total commercial debtors	290,121,737	260,367,974	21,723,168	2,450,756	1,851,483	3,728,356
Impairment loss estimate	(6,059,201)	(148,214)	(542,195)	(600,433)	(1,407,848)	(3,360,511)
Total commercial debtors - net	284,062,536	260,219,760	21,180,973	1,850,323	443,635	367,845
Others accounts receivables	36,639,803	36,056,454	321,767	162,295	99,233	54
Total other accounts receivable	36,639,803	36,056,454	321,767	162,295	99,233	54
Total current	320,702,339	296,276,214	21,502,740	2,012,618	542,868	367,899
Others accounts receivables	3,363,123	3,363,123	-	-	-	-
Total non-current	3,363,123	3,363,123	-	-	-	-

The detail of the accounts receivable maturities as of December 31, 2017, is detailed as follows:

	Total	Current balance	Overdue balances
			0 a 3 months	3 a 6 months	6 a 12 months	More than 12 months
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile operating segment	159,465,654	150,256,296	4,960,461	1,037,876	1,358,009	1,853,012
International business operating segment	62,587,204	56,180,536	4,978,409	595,173	318,551	514,535
Wines operating segment	40,284,490	36,270,918	3,347,465	219,135	224,487	222,485
Total commercial debtors	262,337,348	242,707,750	13,286,335	1,852,184	1,901,047	2,590,032
Impairment loss estimate	(4,154,752)	-	(421,560)	(695,114)	(1,001,699)	(2,036,379)
Total commercial debtors - net	258,182,596	242,707,750	12,864,775	1,157,070	899,348	553,653
Others accounts receivables	28,031,002	27,768,858	97,052	165,092	-	-
Total other accounts receivable	28,031,002	27,768,858	97,052	165,092	-	-
Total current	286,213,598	270,476,608	12,961,827	1,322,162	899,348	553,653
Others accounts receivables	3,974,395	3,974,395	-	-	-	-
Total non-current	3,974,395	3,974,395	-	-	-	-

The Company markets its products through wholesale customers, retail and supermarket chains. As of December 31, 2018, the accounts receivable from the three most important supermarket chains in Chile and Argentina represent 27.3% (28.1% in 2017) of the total accounts receivable.

As indicated in the Risk management note (See Note 5 – Risk administration), for Credit Risk purposes, the Company acquires credit insurance policies to cover approximately 90% and 99% of the significant accounts receivable balances domestic and export, respectively, of the total of the account receivables. Regarding amounts aged more than 6 months and for which no allowances have been constituted, they correspond mainly to amounts already covered by the credit insurance policies. In addition, there are amounts overdue within ranges for which, in accordance with current policies are only partially impaired for, based on a case by case analysis.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

The general criteria for the determination of the provision for impairment has been established in the framework of IFRS 9, which requires analysing the behavior of the client portfolio in the long term in order to generate an expected credit loss index by tranches based on the age of the portfolio. This analysis delivered the following results for the Company:

	Current balance	Overdue balances
		0 a 3 months	3 a 6 months	6 a 12 months	More than 12 months
% Impairment loss estimate by stretch	0.10	4.30	32.60	100.00	100.00

The percentage of impairment determined for the portfolio in each court may differ from the direct application of the previously presented parameters because these percentages are applied to the uncovered portfolio of credit insurance that the Company takes. Past due balances over 6 months and for which no estimates have been made for impairment losses, correspond mainly to items protected by credit insurance. Additionally, there are expired amounts in this stretch, which according to the policy, partial losses due to impairment are estimated based on an individual case-by-case analysis.

For the above mentioned, management estimates that it does not require establishing allowances for further impairment, in addition to those already constituted based on an aging analysis of these balances.

The write-offs of our doubtful clients are once all pre-trial and judicial, efforts have been made and exhausted all means of payment, with the proper demonstration of the insolvency of customers. This process of write off normally takes more than 1 year.

The movement of the impairment losses provision for accounts receivable is as follows:

	As of December 31, 2018	As of December 31, 2017
	ThCh$	ThCh$
Balance at the beginning of year	(4,154,752)	(3,837,914)
First application effect IFRS 9	(192,377)	-
Initial balance restated	(4,347,129)	(3,837,914)
Impairment estimate for accounts receivable	(1,697,861)	(1,948,264)
Uncollectible accounts	527,545	634,256
Add back of unused provisions	448,056	832,704
Estimates resulting from business combinations (1)	(1,354,559)	-
Effect of translation into presentation currency	364,747	164,466
Total	(6,059,201)	(4,154,752)

(1)   See Note 15 – Business Combinations.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Note 11 Accounts and transactions with related parties

Transactions between the Company and its subsidiaries occur in the normal course of operations and have been eliminated during the consolidation process.

The amounts indicated as transactions in the following table relate to trade operations with related parties, which are under similar terms than what a third party would get respect to price and payment conditions. There are no uncollectible estimates decreasing accounts receivable or guarantees provided to related parties.

Conditions of the balances and transaccions with related parties:

(1)	Business operations agreed upon Chilean peso with a payment condition usually up to 30 days.

(2)	Business operations agreed upon in foreign currencies and with a payment condition up to 30 days. Balances are presented at the closing exchange rate.

(3)

An agreement between the subsidiary Compañía Pisquera de Chile S.A. with Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda. due to differences resulting from the contributions made by the latter. It establishes a 3% annual interest over capital, with annual payments to be made in eight instalments of UF 1,124 each. Beginning February 28, 2007 and UF 9,995 bullet payment at the last contribution date. In accordance with the contract, Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda. renewed the contract for a period of nine years with maturing in the year 2023. Consequently, the UF 9,995 will be paid in nine equal and successive instalments of UF 1,200 each and a final payment of UF 2,050, beginning on February 28, 2015.

(4)

An agreement of grape supply between the subsidiary Compañía Pisquera de Chile S.A. and Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda. These contracts stipulate a 3% annual interest on the capital, with a term of eight years, and annual payments to expire on the following dates: May 31, 2018, May 31, 2019 and May 31, 2020.

(5)	Business operations agreed upon in Chilean Pesos that will accrue a TAB interest rate to 30 days plus a spread of 0.78% annual.

The transaction table includes the main transactions made with related parties.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

The detail of the accounts receivable and payable from related parties as of December 31, 2018 and 2017, are detailed as follows:

Accounts receivable from related parties

Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31, 2018	As of December 31, 2017
							ThCh$	ThCh$
6,062,786-K	Andrónico Luksic Craig	Chile	(1)	Chairman of CCU	Sales of products	CLP	-	1,207
6,372,368-1	Jean Paul Luksic	Chile	(1)	Director of company related to the controller	Sales of products	CLP	-	464
14,534,777-7	Hubert Porte	Chile	(1)	Director of company related to the controller	Sales of products	CLP	-	2,095
76,029,109-9	Inversiones Chile Chico Ltda.	Chile	(1)	Related to the controller's shareholder	Services provided	CLP	2,959	2,253
76,035,409-0	Cervecera Guayacán SpA.	Chile	(1)	Associate of subsidiary (until July 2018)	Sales of products	CLP	-	80,298
76,079,669-7	Minera Antucoya	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	161	355
76,111,872-2	Inversiones Tv Medios Ltda.	Chile	(1)	Related to the controller	Sales of products	CLP	33	-
76,115,132-0	Canal 13 SpA.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	51	-
76,178,803-5	Viña Tabalí S.A.	Chile	(1)	Related to the controller's shareholder	Services provided	CLP	51,667	40,965
76,178,803-5	Viña Tabalí S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	153	-
76,363,269-5	Inversiones Alabama Ltda.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	738	-
76,380,217-5	Hapag-Lloyd Chile SpA.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	141	-
76,481,675-7	Cervecería Szot SpA.	Chile	(1)	Associate of subsidiary	Services provided	CLP	2,869	-
76,481,675-7	Cervecería Szot SpA.	Chile	(1)	Associate of subsidiary	Sales of products	CLP	23,090	15,009
76,481,675-7	Cervecería Szot SpA.	Chile	(1)	Associate of subsidiary	Remittanse send	CLP	495	-
76,481,675-7	Cervecería Szot SpA.	Chile	(5)	Associate of subsidiary	Loan	CLP	50,000	-
76,486,051-9	Inversiones Río Elqui SpA.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	24,029	-
76,727,040-2	Minera Centinela	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	608	781
76,806,870-4	Transacciones e Inv. Arizona S.A.	Chile	(1)	Related to the controller	Sales of products	CLP	11	-
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Related to non-controlling subsidiary	Sales of products	CLP	101,664	245,385
77,755,610-K	Comercial Patagona Ltda.	Chile	(1)	Subsidiary of joint venture	Sales of products	CLP	1,222,832	667,195
78,105,460-7	Alimentos Nutrabien S.A.	Chile	(1)	Subsidiary of joint venture (until november 2018)	Sales of products	CLP	-	151
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	(1)	Shareholder of joint operation	Services provided	CLP	751,805	2,997,036
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	(1)	Shareholder of joint operation	Sales of products	CLP	-	402,666
81,148,200-5	Ferrocarril de Antofagasta a Bolivia S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	5,070	3,457
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(1)	Shareholder of subsidiary	Advance purchase	CLP	14,393	14,393
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(4)	Shareholder of subsidiary	Supply contract	UF	47,082	77,929
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(3)	Shareholder of subsidiary	Loan	UF	32,149	31,191
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(1)	Shareholder of subsidiary	Sales of products	CLP	1,478	-
90,081,000-8	Compañía Chilena de Fósforos S.A.	Chile	(1)	Shareholder of subsidiary (until January 2018)	Sales of products	CLP	-	2,893
90,160,000-7	Compañía Sud Americana de Vapores S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	1,264	165
91,021,000-9	Invexans S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	33	3,713
91,705,000-7	Quiñenco S.A.	Chile	(1)	Controller's Shareholder	Sales of products	CLP	3,929	2,759
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	4,384	4,341
92,048,000-4	SAAM S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	149	83
93,920,000-2	Antofagasta Minerals S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	3,167	2,640
94,625,000-7	Inversiones Enex S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	195,720	234,880
96,427,000-7	Inversiones y Rentas S.A.	Chile	(1)	Controller	Services provided	CLP	3,465	3,465
96,536,010-7	Inversiones Consolidadas Ltda.	Chile	(1)	Related to the controller	Sales of products	CLP	853	121
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	3,545	514
96,591,040-9	Empresas Carozzi S.A.	Chile	(1)	Shareholder of joint operation	Sales of products	CLP	-	76,635
96,645,790-2	Socofin S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	2,395
96,767,630-6	Banchile Administradora General de Fondos S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	315	67
96,790,240-3	Minera Los Pelambres	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	300	659
96,819,020-2	Agrícola El Cerrito S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	11	-
96,847,140-6	Inmobiliaria Norte Verde S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	33	-
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Services provided	CLP	139,647	74,387
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Remittanse send	CLP	2,923	-
96,922,250-7	Agrícola Valle Nuevo S.A.	Chile	(1)	Related to the controller	Sales of products	CLP	33	-
97,004,000-5	Banco de Chile	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	44,604	62,816
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Remittanse send	CLP	20,035	4,334
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Services provided	CLP	269,946	685,412
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Sales of products	CLP	11,071	16,654
96,951,040-5	Inversiones Rosario S.A.	Chile	(1)	Related to the controller	Sales of products	CLP	22	-
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	(2)	Associate (until July 2018)	Sales of products	USD	-	30,791
0-E	Central Cervecera de Colombia S.A.S.	Colombia	(2)	Joint venture	Sales of products	USD	9,480	9,248
0-E	Gráfica Editorial Intersudamericana S.A.	Paraguay	(2)	Related to the subsidiary's shareholder	Sales of products	PYG	-	220
0-E	Palermo S.A.	Paraguay	(2)	Related to the subsidiary's shareholder	Sales of products	PYG	-	8,247
0-E	Paraguay Soccer S.A.	Paraguay	(2)	Related to the subsidiary's shareholder	Sales of products	PYG	-	85
0-E	QSR S.A.	Paraguay	(2)	Related to the subsidiary's shareholder	Sales of products	PYG	434	410
Total							3,048,841	5,810,764

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Non Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31, 2018	As of December 31, 2017
							ThCh$	ThCh$
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(3)	Shareholder of subsidiary	Loan	UF	143,783	166,928
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(4)	Shareholder of subsidiary	Supply contract	UF	47,082	91,543
Total							190,865	258,471

Accounts payable to related parties

Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31, 2018	As of December 31, 2017
							ThCh$	ThCh$
76,115,132-0	Canal 13 SpA.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	277,515	196,805
76,380,217-5	Hapag-Lloyd Chile SpA.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	32,646	54,194
76,481,675-7	Cervecería Szot SpA.	Chile	(1)	Associate of subsidiary	Purchase of products	CLP	2,199	17,288
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Related to non-controlling subsidiary	Services received	CLP	8,704	13,733
77,755,610-K	Comercial Patagona Ltda.	Chile	(1)	Subsidiary of joint venture	Services received	CLP	92,129	106,671
78,053,790-6	Servipag Ltda.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	4,218	-
78,105,460-7	Alimentos Nutrabien S.A.	Chile	(1)	Subsidiary of joint venture (until november 2018)	Purchase of products	CLP	-	543
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	(1)	Shareholder of joint operation	Purchase of products	CLP	1,160,168	958,293
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(1)	Shareholder of subsidiary	Purchase of products	CLP	417	37,433
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	(1)	Related to the controller's shareholder	Purchase of products	CLP	44,239	139,373
92,048,000-4	SAAM S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	-	123
94,058,000-5	Servicios Aeroportuarios Aerosan S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	1,711	2,025
96,591,040-9	Empresas Carozzi S.A.	Chile	(1)	Shareholder of joint operation	Purchase of products	CLP	736,974	1,595,771
94,625,000-7	Inversiones Enex S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	76	76
96,689,310-9	Transbank S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	5,868	3,462
96,798,520-1	Saam Extraportuarios S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	17,201	1,971
96,810,030-0	Radiodifusión SpA.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	41,170	55,244
96,908,970-K	San Antonio Terminal Internacional S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	15,724	7,541
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Remittanse received	CLP	7,869	-
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Purchase of products	CLP	1,204,662	1,152,343
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Royalty	CLP	109,091	-
96,953,410-K	Artikos Chile S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	-	137
97,004,000-5	Banco de Chile	Chile	(1)	Related to the controller's shareholder	Services received	CLP	1,244	22,730
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Remittanse received	CLP	46,708	-
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Purchase of products	CLP	19,920	17,406
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Consignation sales	CLP	211,985	233,565
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	(2)	Associate (until July 2018)	Services received	USD	-	44,451
0-E	Ecor Ltda.	Bolivia	(2)	Related to the subsidiary's shareholder	Services received	BOB	11,879	-
0-E	Central Cervecera de Colombia S.A.S.	Colombia	(2)	Joint venture	Services received	USD	24,449	14,199
0-E	Nestlé Waters Marketing & Distribution	France	(2)	Related to the subsidiary's shareholder	Purchase of products	Euros	12,256	-
0-E	Amstel Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	License and technical assistance	Euros	120,726	66,583
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Purchase of products	USD	1,044,963	1,241,991
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	License and technical assistance	Euros	1,486,100	1,349,472
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Royalty	USD	12,879	2,586,380
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Services received	USD	1,025	1,025
0-E	Banco Amambay S.A.	Paraguay	(2)	Related to the subsidiary's shareholder	Services received	PYG	-	148
0-E	Banco BASA S.A.	Paraguay	(2)	Related to the subsidiary's shareholder	Services received	PYG	18	-
0-E	Emprendimientos Hoteleros S.A.E.C.A	Paraguay	(2)	Related to the subsidiary's shareholder	Services received	PYG	11,249	8,481
0-E	Gráfica y Editorial Intersuda S.A.	Paraguay	(2)	Related to the subsidiary's shareholder	Purchase of products	PYG	-	448
0-E	Watt's Alimentos S.A.	Paraguay	(2)	Related joint venture shareholder	Purchase of products	USD	106,531	92,566
0-E	Societé des Produits Nestlé S.A.	Switzerland	(2)	Related to the subsidiary's shareholder	Royalty	CHF	62,397	46,572
Total							6,936,910	10,069,043

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Most significant transactions and effects on results:

As of December 31, 2018 and 2017 the most significant transactions with related parties that are not subsidiaries of the Company and their effect on the Consolidated Statement of Income are detailed as follows:

Tax ID	Company	Country of origin	Relationship	Transaction	2018		2017
					Amounts	(Charges)/Credits (Effect on Income)	Amounts	(Charges)/Credits (Effect on Income)
					ThCh$	ThCh$	ThCh$	ThCh$
76,079,669-7	Minera Antucoya	Chile	Related to the controller's shareholder	Sales of products	2,045	1,636	1,501	1,200
76,178,803-5	Viña Tabali S.A.	Chile	Related to the controller's shareholder	Services provided	90,214	90,214	85,931	85,931
76,115,132-0	Canal 13 SpA.	Chile	Related to the controller's shareholder	Advertising	2,641,844	(2,641,844)	2,064,067	(2,064,067)
76,313,970-0	Inversiones Irsa Ltda.	Chile	Related to the controller	Dividends paid	4,522,295	-	4,457,428	-
76,481,675-7	Cervecería Szot SpA.	Chile	Associate of subsidiary	Capital contribution	-	-	52,771	-
76,553,712-6	Heliservicios S.A.	Chile	Related to the controller	Services received	-	-	17,760	(17,760)
76,727,040-2	Minera Centinela	Chile	Related to the controller's shareholder	Sales of products	7,246	5,797	5,085	4,068
77,051,330-8	Cervecería Kunstmann Ltda	Chile	Related to non-controlling subsidiary	Services received	113,507	(113,507)	152,578	(152,578)
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Sales of products	773,056	589,466	640,590	484,283
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint venture	Sales of products	5,777,863	3,466,718	4,807,422	2,884,453
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint venture	Services received	405,845	(405,845)	355,279	(355,279)
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of subsidiary	Purchase of products	12,726,958	-	11,062,488	-
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of subsidiary	Services provided	2,756,584	2,756,584	3,154,653	3,154,653
79,985,340-K	Cervecera Valdivia S.A.	Chile	Shareholder of subsidiary	Dividends paid	990,073	-	818,433	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Loan	26,483	5,826	25,204	6,467
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Purchase of grape	5,358,014	-	4,855,607	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Dividends paid	768,325	-	637,313	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Sales of products	3,731	2,985	4,727	3,782
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Supply contract	73,994	4,750	70,839	6,604
90,703,000-8	Nestlé Chile S.A.	Chile	Shareholder of subsidiary	Dividends paid	3,922,143	-	4,158,228	-
91,705,000-7	Quiñenco S.A.	Chile	Controller's Shareholder	Sales of products	20,362	16,290	15,941	12,753
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	Related to the controller's shareholder	Services received	277,482	(277,482)	298,865	(298,865)
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	Related to the controller's shareholder	Purchase of products	227,106	(227,106)	260,177	(260,177)
93,920,000-2	Antofagasta Minerals S.A.	Chile	Related to the controller's shareholder	Sales of products	34,966	27,973	33,441	26,753
94,625,000-7	Inversiones Enex S.A.	Chile	Related to the controller's shareholder	Sales of products	1,474,819	1,179,855	1,445,395	1,156,316
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Office lease	9,106	9,106	9,622	9,622
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Dividends paid	35,137,554	-	34,633,542	-
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investments	1,231,060,000	-	645,420,000	-
96,571,220-8	Banchile Corredora de Bolsa S.A.	Chile	Related to the controller's shareholder	Investment Rescue	1,220,115,263	1,225,263	654,640,312	720,312
96,591,040-9	Empresas Carozzi S.A	Chile	Related joint venture	Sales of products	35,820	28,656	91,198	72,958
96,657,690-7	Inversiones Punta Brava S.A.	Chile	Related to the controller's shareholder	Sales of products	1,095	876	1,150	920
96,657,690-7	Inversiones Punta Brava S.A.	Chile	Related to the controller's shareholder	Services received	87,394	(87,394)	83,946	(83,946)
96,689,310-9	Transbank S.A.	Chile	Related to the controller's shareholder	Commission	167,149	(167,149)	131,269	(131,269)
96,798,520-1	SAAM Extraportuario S.A	Chile	Related to the controller's shareholder	Services received	83,711	(83,711)	55,148	(55,148)
96,810,030-0	Radiodifusión SpA.	Chile	Related to the controller's shareholder	Services provided	470,325	(470,325)	391,598	(391,598)
96,919,980-7	Cervecería Austral S.A.	Chille	Joint venture	Dividends received	372,088	-	245,068	-
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Sales of products	-	-	413,117	183,835
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Purchase of products	10,055,050	-	8,481,780	-
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Services provided	279,607	279,607	253,473	253,473
96,919,980-7	Cerveceria Austral S.A.	Chile	Joint venture	Royalty	329,276	(329,276)	333,356	(333,356)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Interests	165,325	(165,325)	369,097	(369,097)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Transportation of securities	368,839	(368,839)	359,579	(359,579)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Derivatives	42,723,097	6,622,290	63,548,208	5,500,174
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Sales of products	247,781	198,225	219,821	175,857
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Investments	323,366,723	-	2,146,826	-
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Investment Rescue	321,199,617	334,173	2,155,817	3,596
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Remittanse send	-	-	717,900	-
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Services provided	444,677	444,677	731,310	731,310
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Purchase of products	11,590	(11,590)	15,329	(15,329)
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Consignation sales	3,029,169	-	2,804,870	-
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	Associate (until july 2018)	Sales of products	194,516	73,916	425,664	161,752
0-E	Central Cervecera de Colombia S.A.S.	Colombia	Joint venture	Capital contribution	-	-	28,232,532	-
0-E	Zona Franca Central Cervecera S.A.S.	Colombia	Joint venture	Capital contribution	59,505,559	-	21,080,358	-
0-E	Americas Distilling Investments	United States	Associate of subsidiary	Capital contribution	-	-	1,043,720	-
0-E	Amstel Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	License and technical assistance	247,395	(247,395)	211,740	(211,740)
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Purchase of products	432,639	-	306,553	-
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	License and technical assistance	9,609,913	(9,609,913)	11,051,487	(11,051,487)
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Services received	73,733	(73,733)	166,677	(166,677)
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Sales of products	-	-	846,179	634,634
0-E	Societé des Produits Nestlé S.A.	Switzerland	Related to the subsidiary's shareholder	Royalty	543,331	(543,331)	520,363	(520,363)

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

As of December 31, 2017 and 2016 the most significant transactions with related parties that are not subsidiaries of the Company and their effect on the Consolidated Statement of Income are detailed as follows:

Tax ID	Company	Country of origin	Relationship	Transaction	2017		2016
					Amounts	(Charges)/Credits (Effect on Income)	Amounts	(Charges)/Credits (Effect on Income)
					ThCh$	ThCh$	ThCh$	ThCh$
76,079,669-7	Minera Antucoya	Chile	Related to the controller's shareholder	Sales of products	1,501	1,200	-	-
76,115,132-0	Canal 13 SpA.	Chile	Related to the controller's shareholder	Advertising	2,064,067	(2,064,067)	3,427,941	(3,427,941)
76,178,803-5	Viña Tabalí S.A.	Chile	Related to the controller's shareholder	Services provided	85,931	85,931	52,470	52,470
76,313,970-0	Inversiones Irsa Ltda.	Chile	Related to the controller	Dividends paid	4,457,428	-	4,132,618	-
76,481,675-7	Cervecería Szot SpA.	Chile	Associate of subsidiary	Capital contribution	52,771	-	-	-
76,553,712-6	Heliservicios S.A.	Chile	Related to the controller	Services received	17,760	(17,760)	-	-
76,727,040-2	Minera Centinela	Chile	Related to the controller's shareholder	Sales of products	5,085	4,068	-	-
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Services received	152,578	(152,578)	83,220	(83,220)
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Sales of products	640,590	484,283	522,566	418,052
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint venture	Sales of products	4,807,422	2,884,453	4,259,983	1,746,594
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint venture	Services received	355,279	(355,279)	329,258	(329,258)
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of subsidiary	Services provided	3,154,653	3,154,653	3,234,158	3,234,158
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of subsidiary	Purchase of products	11,062,488	-	10,083,606	-
78,780,780-1	Operaciones y Servicios Enex Ltda.	Chile	Related to the controller's shareholder	Sales of products	-	-	224,387	183,997
79,985,340-K	Cervecera Valdivia S.A.	Chile	Shareholder of subsidiary	Dividends paid	818,433	-	633,668	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Dividends paid	637,313	-	599,123	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Loan	25,204	6,467	23,844	7,017
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Purchase of grape	4,855,607	-	4,255,971	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Supply contract	70,839	6,604	67,267	8,321
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Sales of products	4,727	3,782	-	-
90,081,000-8	Compañía Chilena de Fósforos S.A.	Chile	Shareholder of subsidiary	Dividends paid	979,637	-	1,273,753	-
90,703,000-8	Nestlé Chile S.A.	Chile	Shareholder of subsidiary	Dividends paid	4,158,228	-	3,530,565	-
91,705,000-7	Quiñenco S.A.	Chile	Controller's Shareholder	Sales of products	15,941	12,753	13,984	11,186
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	Related to the controller's shareholder	Services received	298,865	(298,865)	339,457	(339,457)
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	Related to the controller's shareholder	Purchase of products	260,177	(260,177)	100,146	(100,146)
93,920,000-2	Antofagasta Minerals S.A.	Chile	Related to the controller's shareholder	Sales of products	33,441	26,753	35,532	28,069
94,625,000-7	Inversiones Enex S.A.	Chile	Related to the controller's shareholder	Sales of products	1,445,395	1,156,316	1,161,918	906,296
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Office lease	9,622	9,622	11,463	11,463
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Dividends paid	34,633,542	-	32,109,822	-
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investments	645,420,000	-	61,400,000	-
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investment Rescue	654,640,312	720,312	170,500,000	402,369
96,591,040-9	Empresas Carozzi S.A.	Chile	Shareholder of joint operation	Sales of products	91,198	72,958	311,666	249,322
96,657,690-7	Inversiones Punta Brava S.A.	Chile	Related to the controller's shareholder	Sales of products	1,150	920	-	-
96,657,690-7	Inversiones Punta Brava S.A.	Chile	Related to the controller's shareholder	Services received	83,946	(83,946)	-	-
96,689,310-9	Transbank S.A.	Chile	Related to the controller's shareholder	Commission	131,269	(131,269)	104,193	(104,193)
96,798,520-1	SAAM Extraportuario S.A.	Chile	Related to the controller's shareholder	Services received	55,148	(55,148)	77,521	(77,521)
96,810,030-0	Radiodifusión SpA.	Chile	Related to the controller's shareholder	Services provided	391,598	(391,598)	380,129	(380,129)
96,919,980-7	Cervecería Austral S.A.	Chille	Joint venture	Dividends received	245,068	-	-	-
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Royalty	-	-	429,517	(429,517)
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Purchase of products	8,481,780	-	5,438,419	-
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Sales of products	413,117	183,835	62,444	27,788
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Services provided	253,473	253,473	234,327	234,327
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Royalty	333,356	(333,356)	-	-
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Derivatives	63,548,208	5,500,174	35,318,178	2,006,627
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Interests	369,097	(369,097)	529,138	(529,138)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Investments	2,146,826	-	61,400,000	-
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Financial income	-	-	247,101	247,101
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Leasing paid	-	-	87,457	2,266
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Transportation of securities	359,579	(359,579)	282,267	(282,267)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Sales of products	219,821	175,857	87,772	48,800
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Leasing paid	-	-	87,457	2,266
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Investment Rescue	2,155,817	3,596	247,101	247,101
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Remittanse send	717,900	-	750,000	-
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Services provided	731,310	731,310	1,553,943	1,553,943
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Purchase of products	15,329	(15,329)	17,773	(17,773)
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Consignation sales	2,804,870	-	5,115,078	-
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Sales of products	-	-	5,973	2,745
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	Associate	Contribution of capital	-	-	2,174,370	-
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	Associate	Sales of products	425,664	161,752	396,076	150,509
0-E	Central Cervecera de Colombia S.A.S.	Colombia	Joint venture	Capital contribution	28,232,532	-	22,943,861	-
0-E	Zona Franca Central Cervecera S.A.S.	Colombia	Subsidiary of joint venture	Capital contribution	21,080,358	-	-	-
0-E	Americas Distilling Investments LLC	United States	Associate of subsidiary	Capital contribution	1,043,720	-	-	-
0-E	Amstel Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	License and technical assistance	211,740	(211,740)	165,995	(165,995)
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Purchase of products	306,553	-	-	-
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	License and technical assistance	11,051,487	(11,051,487)	9,445,557	(9,445,557)
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Sales of products	846,179	634,634	161,220	120,915
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Services received	166,677	(166,677)	82,475	(82,475)
0-E	Societé des Produits Nestlé S.A.	Switzerland	Related to the subsidiary's shareholder	Royalty	520,363	(520,363)	432,535	(432,535)

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Remuneration of the Management key employees

The Company is managed by a Board of Directors comprised of 9 members, each of whom is in office for a 3-year term and may be re-elected.

The Board was appointed at the Ordinary Shareholders´ Meeting held on April 13, 2016, being elected Messrs. Andrónico Luksic Craig, Francisco Pérez Mackenna, Pablo Granifo Lavín, Rodrigo Hinzpeter Kirberg, Marc Busain, Carlos Molina Solís, Didier Debrosse, José Miguel Barros van Hövell tot Westerflier and Vittorio Corbo Lioi, the latter independent according to article 50 bis of Law Nº18,046. The Chairman and the Vice Chairman, as well as the members of the Audit Committee were appointed at the Board of Directors´ meeting held on April 13, 2016. At the same meeting, and according to article 50 bis of Law N° 18,046, the independent Director Mr. Vittorio Corbo Lioi appointed the other members of the Directors Committee, which is composed of Directors Messrs. Pérez, Molina and Corbo. Additionally, Messrs. Corbo and Molina were appointed as members of the Audit Committee, both meeting the independence criteria under the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002 and the New York Stock Exchange Rules. The Board of Directors also resolved that Directors Messrs. Pérez and Barros shall participate in the Audit Committee´s meetings as observers.

At the Board meeting held on May 9, 2018, and due to the resignation of the directors Messrs. Marc Busain and Didier Debrosse, both effective as of May 1, 2018, the Board of Directors appointed Messrs. Hemmo Parson and Rory Cullinan in these vacancies, until the next Ordinary Shareholders' Meeting, pursuant to article 32 of Law N ° 18,046. In addition, in said meeting, Mr. Carlos Molina was designated as Vice Chairman of the Board of Directors, in lieu of Mr. Marc Busain.

The Ordinary Shareholders´ Meeting held on April 11, 2018 resolved to maintain the remuneration of Directors of Compañía Cervecerías Unidas S.A. previously agreed at the Ordinary Shareholders´ Meeting held on April 12, 2017, which consists of a gross monthly fee for attendance to Board Meetings of UF 100 per Director, and UF 200 for the Chairman, independent of the number of meetings held within such period, plus an amount equivalent to 3% of the distributed dividends, for the whole Board, at a rate of one-ninth for each Director and in proportion to the time each one served as such during the year 2018. If the distributed dividends exceed 50% of the net profits, the Board of Directors’ variable remuneration shall be calculated over a maximum 50% of such profits.

Additionally, those Directors that are members of the Directors Committee receive a gross remuneration of UF 34 for each meeting they attend, plus the amount that, as the percentage of the dividends, is required to complete one third of the total remuneration a Director is entitled to pursuant to article 50 bis of Law Nº 18,046 and Regulation N° 1956 of the CMF. Directors that are members and observers of the Audit Committee receive a gross monthly remuneration of UF 25.

According to the above, as of December 31, 2018, the Directors received ThCh$ 3,263,451 (ThCh$ 3,146,516 in 2017 and ThCh$ 3,215,759 in 2016) in meeting attendance fees and dividend participation. In addition, ThCh$ 217,514 (ThCh$ 224,813 in 2017 and ThCh$ 212,665 in 2016) were paid as meeting attendance fees and dividend participation to the Senior Management of the Parent Company.

As of December 31, 2018, the remuneration corresponding to the key personal was ThCh$ 7,308,365 (ThCh$ 6,449,061 in 2017 and ThCh$ 7,565,658 in 2016). The Company grants annual discretionary and variable bonuses to the top key employees, which are not subject to an agreement and are decided on the basis of the compliance with individual and corporate goals and depending on the year results.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Note 12 Inventories

The inventories balances are detailed as follows:

	As of December 31, 2018	As of December 31, 2017
	ThCh$	ThCh$
Finished products	83,843,751	74,897,803
In process products	3,109,463	2,861,150
Raw material	127,732,091	114,911,632
In transit raw material	8,488,881	5,236,825
Materials and products	6,206,087	5,618,614
Realizable net value estimate and obsolescence	(1,318,036)	(1,538,133)
Total	228,062,237	201,987,891

The Company wrote off a total of ThCh$ 3,296,095, ThCh$ 2,981,075 and ThCh$ 2,012,748 against net realizable value and obsolescence for the years ended as of December 31, 2018, 2017 and 2016, respectively.

Additionally, the Company presents an estimate for inventory impairment which includes amounts related to low turnover, technical obsolescence and/or products recalled from the market.

The movement of net realizable value and obsolescence estimate is detailed as follows:

	As of December 31, 2018	As of December 31, 2017
	ThCh$	ThCh$
Initial balance	(1,538,133)	(2,337,354)
Inventories write-down estimation	(3,081,986)	(2,268,199)
Estimates resulting from business combinations (1)	(101,244)	-
Inventories recognised as an expense	3,296,095	2,981,075
Business combinations effect	107,232	86,345
Total	(1,318,036)	(1,538,133)

(1)   See Note 15 – Business Combinations.

As of December 31, 2018 and 2017, the Company does not have any inventory pledged as guarantee for financial obligations.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Note 13 Biological assets

The Company recorded under Current biological assets the agricultural activities (grapes) derived from production of plantations that will be destined to be an input to the following process of the wine production.

The costs associated to the agricultural activities (grapes) are accumulated to the harvest date.

The valuation of current biological assets is described in Note 2 - Summary of significant accounting policies, 2.10.

The movement of current biological assets is detailed as follows:

ThCh$
As of January 1 2017
Historic cost	7,948,379
Book Value	7,948,379

As of December 31, 2017
Acquisitions	18,440,177
Decreases due to harvesting	(18,230,868)
Changes	209,309
Book Value	8,157,688

As of December 31, 2017
Historic cost	8,157,688
Book Value	8,157,688

As of December 31, 2018
Acquisitions	20,871,261
Decreases due to harvesting	(20,634,418)
Other increases (decreases) (1)	95,342
Changes	332,185
Book Value	8,489,873

As of December 31, 2018
Historic cost	8,489,873
Book Value	8,489,873

(1) Mainly corresponds to the financial effect of the application IAS 29 “Financial reporting in hyperinflationary economies”. See Note 4 - Accounting changes, letter b).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Note 14 Non-current assets of disposal groups classified as held for sale

a)      International Business Operating segment

-

During September 2015, the Board of subsidiary Saenz Briones S.A. authorized the sale of property located in Luján de Cuyo city, Provincia de Mendoza, Argentina. At the date of issuance of these Financial Statements that property is the same condition.

b)      Wine Operating segment

-

During the last quarter of 2009, the Board of Tamarí S.A. (merged with Finca la Celia S.A. as of April 1, 2011) authorized the sale of fixed assets which includes the winery with facilities for processing and storage of wines as well as of acres that surround it and the guest house. This decision is based primarily on the advantage of consolidating the operations of processing and packaging of wines from the Wine Group subsidiaries VSPT facilities in Finca La Celia, generating significant synergies for the Group.

-

During 2010, the Company hired a specialist broker for such assets. Subsequently, on December 13, 2011, a sales reservation contract was signed for all of the assets. At the date of issuance of these Financial Statements this transaction is current.

-

During November 2015, the Board of subsidiary Viña Valles de Chile S.A. (legal and continuing successor of Viña Misiones de Rengo S.A.) authorized the sale of certain fixed assets located in Rengo city, Provincia de Cachapoal, Sexta Región. At the date of issuance of these Financial Statements this transaction is current.At the date of issuance of these Financial Statements this transaction is available for sale through a real estate broker specializing in this type of asset.

c)      Chile Operating segment

-

On January 7, 2016, the shareholders of Compañía Pisquera Bauzá S.A. signed an agreement in which Compañía Pisquera de Chile S.A. (“CPCh”) (subsidiary of Compañía Cervecerías Unidas S.A.) sold its interest of 49% to Agroproductos Bauzá S.A. The price of the transaction was an amount of UF 150,000 (equivalent to ThCh$ 3,844,364 on December 31, 2015).

-	In January 2016, the first payment was received for an amount of UF 20,000 (equivalents to ThCh$ 512,596 on January 8, 2016).

-

The account receivable balance as of December 31, 2017 is an amount of UF 90.000, plus its interest, bouth accounted as a non-current receivable (equivalents to ThCh$ 2,411,832). This amount will be paid in annual payments maturing in 2020. It is important to mention the payment with maturating in 2018 by UF 20.000 was paid in advance during May 2017 (equivalent to ThCh$ 578,958).

-	Previously, in October 2015, CPCh’s Board agreed to instruct the Management to obtain an agreement with Agroproductos Bauzá based on the terms which were reflected in the before mentioned transaction.

As described in Note 2 - Summary of significant accounting policies, 2.18, non-current assets of disposal groups classified as held for sale have been recorded at the lower of carrying amount and fair value less cost to sale.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Assets held for sale are detailed as follows:

Non-current assets of disposal groups classified as held for sale	As of December 31, 2018	As of December 31, 2017
	ThCh$	ThCh$
Land	1,894,078	1,786,879
Contructions	718,203	473,975
Machinerys	168,326	44,857
Total	2,780,607	2,305,711

Note 15 Business Combinations

a)  Bebidas Bolivianas BBO S.A.

      On May 7, 2014, the Company acquired 34% of the stock rights of Bebidas Bolivianas BBO S.A. a Bolivian closed stock company that produces soft drinks and beers in three factories located in the cities of Santa Cruz de la Sierra and Nuestra Señora de la Paz. The amount of this transaction was US$ 24.303.000, equivalents to ThCh$ 13,776,885. On December 9, 2015, the Company paid an increased of capital for an amount of US$ 2,720,000, equivalents to ThCh$ 1,921,245. On June 8, 2016 and November 17, 2016, the Company paid an increased of capital for an amount of US$ 2,221,696, equivalents to ThCh$ 1,510,420 and US$ 1,019,970, equivalents to ThCh$ 663,951, respectively. This transaction did not change the percentage of participation because both partners concurred with the same capital contributions.

      Subsequently, on August 9, 2018, the Company acquired an additional 17% of the shares of BBO for an amount of US$ 8,500,000, equivalents to ThCh$ 5,457,935, remaining with a 51% stake in BBO.

The Company has determinated the fair values of assets and liabilities for this business combination (see Note 1 – General information, letter D).

On September 20, 2018, the Company paid committed capital of US$ 1,530,029 (equivalent to ThCh$ 1,044,688) in BBO, since that both partners concurred with the same capital contributions, the percentages of participation were maintained.

b)  Cervecera Guayacán SpA.

On August 31, 2018, the subsidiary Cervecería Kunstmann S.A. (CK) acquired an additional 30.0004% of the stock rights of Cervecera Guayacán SpA., for an amount of ThCh$ 361,560, equivalent to 39,232 shares and the subscription and payment of ThCh$ 470,711, equivalent to 49,038 shares. As a consequence above mentioned CKhas the 50.0004% stake in Cervecera Guayacán SpA.

The Company has determinated the fair values of assets and liabilities for this business combination (see Note 1 – General information, letter D).

c)  Sajonia Brewing Company S.R.L.

On March 31, 2016, subsidiary Bebidas del Paraguay S.A. acquired 51% of the stock rights of Sajona Brewing Company S.R.L (Paraguayan company). The purpose of this company is the production and marketing of Sajonia brand beer. The amount of this transaction was ThCh$ 641,489 (equivalents to US$ 1,000,000).

The Company has determinated the fair values of assets and liabilities for this business combination (see Note 1 – General information, letter D).

It is expected that the acquisition of this company allows transforming the brand into a reference in the segment of craft beer, increasing its productive capability and distribution network, forming part of the brands portfolio of BBO and BdP. According with the above mentioned, BdP begins to participate in the production of beer, with its own brand and with great growth prospects.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

As of December 31, 2018, the Company has no other business combinations.

Note 16 Investments accounted for using equity method

Joint ventures and Associates

As of December 31, 2018 and 2017, the Company recorded investments qualifying as joint venture and associates.

The share value of investments in joint ventures and associates are detailed as follows:

	Percentage of participation	As of December 31, 2018	As of December 31, 2017
	%	ThCh$	ThCh$
Cervecería Austral S.A.	50,00	7,327,949	6,126,384
Foods Compañía de Alimentos CCU S.A.	50,00	12,012,276	5,792,242
Central Cervecera de Colombia S.A.S.	50,00	40,681,482	50,374,322
Zona Franca Central Cervecera S.A.S.	50,00	80,766,534	20,696,077
Total joint ventures		140,788,241	82,989,025
Bebidas Bolivianas BBO S.A. (1)	34,00	-	14,641,870
Other companies (2)		1,229,540	1,639,385
Total associates		1,229,540	16,281,255
Total		142,017,781	99,270,280

(1)   See Note 15 – Business combinations, letter a).

(2)   See Note 15 – Business combinations, letter b).

The above mentioned values include goodwill generated in the acquisition of the following joint venture and associate, which are presented net of any impairment loss:

	As of December 31, 2018	As of December 31, 2017
	ThCh$	ThCh$
Cervecería Austral S.A.	1,894,770	1,894,770
Bebidas Bolivianas BBO S.A. (1)	-	8,294,324
Total	1,894,770	10,189,094

(1)   See Note 15 – Business combinations, letter a).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

The result accrued in joint ventures and associates are detailed as follows:

	For the years ended as of December 31,
	2018	2017	2016
	ThCh$	ThCh$	ThCh$
Cervecería Austral S.A.	1,638,811	952,235	754,326
Foods Compañía de Alimentos CCU S.A.	792,376	165,905	(519,536)
Central Cervecera de Colombia S.A.S.	(11,804,950)	(8,646,651)	(3,969,699)
Zona Franca Central Cervecera S.A.S.	(391,465)	87,583	-
Total joint ventures	(9,765,228)	(7,440,928)	(3,734,909)
Bebidas Bolivianas BBO S.A. (1)	(921,812)	(1,459,916)	(1,805,548)
Other companies (2)	(128,480)	(13,253)	(20,065)
Total associates	(1,050,292)	(1,473,169)	(1,825,613)
Total	(10,815,520)	(8,914,097)	(5,560,522)

(1)   See Note 15 – Business combinations, letter a).

(2)   See Note 15 – Business combinations, letter b).

Changes in investments in joint ventures and associates are detailed as follows:

	As of December 31, 2018	As of December 31, 2017
	ThCh$	ThCh$
Balance at the beginning of year	99,270,280	64,404,946
Other payments to acquire interests in joint ventures	59,505,559	49,312,890
Cash flows used to purchase non-controlling interests	-	1,149,689
Participation in the joint ventures and associates (loss)	(10,815,520)	(8,914,097)
Dividends received	(423,994)	(353,150)
Business combinations (1)	(14,144,241)	-
Others	8,625,697	(6,329,998)
Total	142,017,781	99,270,280

(1)   See Note 15 – Business combinations, letter a) and b).

Significant matters regarding investments accounted for using the equity method are detailed as follows:

(1) Cervecería Austral S.A.

A closed stock company that operates as a beer manufacturing facility in the southern end of Chile, which is the southernmost brewery in the world.

(2) Foods Compañía de Alimentos CCU S.A. (Foods),

Foods, is a closed stock company that participated in the business of snacks and foods in Chile. At the end of 2015, Foods sold the Calaf and Natur brands to Empresas Carozzi S.A. In addition Foods was the main shareholder of Alimentos Nutrabien S.A. and owned the Nutra Bien brand. On December 17, 2018, Foods and subsidiary CCU Inversiones S.A. sold 100% of the shares of Alimentos Nutrabien S.A. to Ideal S.A.

(3) Central Cervecera de Colombia S.A.S. and Zona Franca Central Cervecera S.A.S.

On November 10, 2014, CCU, directly and through its subsidiaries CCU Inversiones II Limitada, and Grupo Postobón have established a joint arrangements through a company named Central Cervecera de Colombia S.A.S. (the "Company"), in which CCU and Grupo Postobón participate as equal shareholders. The purpose of this Company is the beer and non-alcoholic drinks production, marketing and distribution based on malt (Products).

Subsequently, on August 16, 2017, CCU, through its subsidiary CCU Inversiones ll Limitada, acquired 50% of the shares of of a company incorporated in Colombia called Zona Franca Central Cervecera S.A.S. (ZF CC), which relates to a joint agreements and that qualifies as a joint operations, in which CCU and Grupo Postobon participate as equal shareholders. The amount of this transaction was US$ 10,204, equivalents to ThCh$ 6,432. The purpose of ZF CC is acting exclusively as industrial user of one or more free zones, providing tolling services to CCC, and this latter company will produce, market and distribute Products.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

For the purposes above, previous associations involves the construction of a beer production plant, with an annual total capacity of 3,000,000 hectoliters.

The Parties will also invest in CCC and ZF CC an approximate amount of US$ 200,000,000 in equal parts, following a gradual investment plan agreed by the parties.

As of December 31, 2018 and 2017, the total amount contributed to CCC and ZF CC was US$ 236,857,949 (equivalents to ThCh$ 153,149,320) and US$ 144,740,179 (equivalents to ThCh$ 93,643,761).

The Company does not have any contingent liabilities related to joint ventures and associates as December 31, 2018.

As of December 31, 2018, 2017 and 2016, the significant items of the financial statements of 100% of joint ventures and associates are summarized as follows:

	Joint ventures	Joint ventures	Associates
	As of December 31, 2018	As of December 31, 2017
	ThCh$	ThCh$	ThCh$
Assets and Liabilities
Current assets	206,761,242	49,960,930	5,540,894
Non-current assets	246,997,507	150,837,264	26,609,731
Current liabilities	172,143,127	35,339,239	4,444,262
Non-current liabilities	2,893,856	1,994,220	9,037,112

	Joint ventures	Joint ventures	Associates	Joint ventures	Associates
	For the years ended as of December 31,
	2018	2017		2016
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Income Statement (Summarized)
Net sales	70,296,729	57,417,288	19,760,918	63,926,397	19,733,853
Operating result	(21,173,985)	(18,606,383)	(4,086,973)	(11,913,526)	(4,159,093)
Net income for year	(19,886,274)	(14,352,788)	(4,462,733)	(7,287,727)	(4,712,596)
Other comprehensive income	(24,720,721)	(27,052,015)	(5,761,515)	(3,451,487)	(7,965,214)
Depreciation and amortization	(2,656,715)	(2,618,567)	(2,818,923)	(2,104,820)	(2,698,849)

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Note 17  Intangible assets other than goodwill

The intangible assets movement are detailed as follows:

	Trademarks	Software programs	Water rights	Distribution rights	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2017
Historic cost	65,160,928	28,364,765	2,091,059	763,017	96,379,769
Accumulated amortization	-	(18,072,174)	-	(373,440)	(18,445,614)
Book Value	65,160,928	10,292,591	2,091,059	389,577	77,934,155

As of December 31, 2017
Additions	-	3,498,499	158,968	-	3,657,467
Divestitures (cost)	(226)	(103,675)	-	-	(103,901)
Divestitures (amortization)	-	103,675	-	-	103,675
Amortization of year	-	(2,873,115)	-	(173,294)	(3,046,409)
Conversion effect	(1,355,703)	(260,268)	-	(103,287)	(1,719,258)
Effect of conversion (amortization)	-	167,026	-	39,725	206,751
Changes	(1,355,929)	532,142	158,968	(236,856)	(901,675)
Book Value	63,804,999	10,824,733	2,250,027	152,721	77,032,480

As of December 31, 2017
Historic cost	63,804,999	31,499,321	2,250,027	659,730	98,214,077
Accumulated amortization	-	(20,674,588)	-	(507,009)	(21,181,597)
Book Value	63,804,999	10,824,733	2,250,027	152,721	77,032,480

As of December 31, 2018
Additions (1)	16,647,981	3,431,842	784,900	-	20,864,723
Additions for business combinations (cost) (2)	7,168,245	67,119	-	-	7,235,364
Divestitures (cost)	-	-	(92,415)	-	(92,415)
Amortization of year	-	(2,999,205)	-	(39,751)	(3,038,956)
Conversion effect	(1,251,533)	(164,197)	-	(44,251)	(1,459,981)
Effect of conversion (amortization)	-	(212,119)	-	(23,841)	(235,960)
Others increase (decreased) (3)	18,117,445	323,268	-	218,174	18,658,887
Changes	40,682,138	446,708	692,485	110,331	41,931,662
Book Value	104,487,137	11,271,441	2,942,512	263,052	118,964,142

As of December 31, 2018
Historic cost	104,487,137	35,157,353	2,942,512	833,653	143,420,655
Accumulated amortization	-	(23,885,912)	-	(570,601)	(24,456,513)
Book Value	104,487,137	11,271,441	2,942,512	263,052	118,964,142

(1) Corresponds mainly to the brands mentioned in Note 1 – General information, letter C).

(2) See Note 15 – Business combinations.

(3) Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies”. See Note 4 - Accounting changes, letter b).

There are no restrictions or pledges on intangible assets.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

The cash generating unit associates to the trademarks are detailed as follows:

Segment	Cash Generating Unit	As of December 31, 2018	As of December 31, 2017
	(CGU)	ThCh$	ThCh$
Chile	Embotelladoras Chilenas Unidas S.A.	31,659,575	31,476,163
	Manantial S.A.	1,166,000	1,166,000
	Compañía Pisquera de Chile S.A.	1,363,782	1,363,782
	Cervecería Kunstmann S.A. (3)	1,091,223	286,518
	Sub-Total	35,280,580	34,292,463
International Business	CCU Argentina S.A. and subsidiaries (1)	36,807,884	3,735,289
	Marzurel S.A., Coralina S.A. and Milotur S.A.	2,651,576	2,639,301
	Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A.	3,558,832	3,356,895
	Bebidas Bolivianas BBO S.A. (2)	6,363,540	-
	Sub-Total	49,381,832	9,731,485
Wines	Viña San Pedro Tarapacá S.A.	19,824,725	19,781,051
	Sub-Total	19,824,725	19,781,051
Total		104,487,137	63,804,999

(1)   See Note 1 – General Information, letter C).

(2)   See Note 15 – Business combinations, letter a).

(3)   See Note 15 – Business combinations, letter b).

Management has not found any evidence of impairment of intangible assets. The same methodology described in Note 18 - Goodwill, has been used for trademarks with indefinite useful lives.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Note 18 Goodwill

The goodwill movements is detailed as follows:

Goodwill
ThCh$
As of January 1, 2017
Historic cost	96,926,551
Book Value	96,926,551

As of December 31, 2017
Conversion effect	(2,309,077)
Changes	(2,309,077)
Book Value	94,617,474

As of December 31, 2017
Historic cost	94,617,474
Book Value	94,617,474

As of December 31, 2018
Additions for business combinations (1)	10,832,577
Other increases (decreases) (2)	21,881,066
Conversion effect	(4,286,216)
Changes	28,427,427
Book Value	123,044,901

As of December 31, 2018
Historic cost	123,044,901
Book Value	123,044,901

(1) See Note 15 – Business combinations.

(2) Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies”. See Note 4 - Accounting changes, letter b).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Goodwill on investments acquired in business combinations is assigned as of the acquisition date to the Cash Generating Units (CGU), or group of CGUs that it is expected will benefit from the business combination synergies. The carrying amount of goodwill of the investments assigned to the CGUs within the Company’s segments is detailed as follows:

Segment	Cash Generating Unit	As of December 31, 2018	As of December 31, 2017
	(CGU)	ThCh$	ThCh$
Chile	Embotelladoras Chilenas Unidas S.A.	25,257,686	25,257,686
	Manantial S.A.	8,879,245	8,879,245
	Compañía Pisquera de Chile S.A.	9,808,550	9,808,550
	Los Huemules S.R.L.	8,679	47,443
	Cervecería Kunstmann S.A. (1)	456,007	-
	Sub-Total	44,410,167	43,992,924
International Business	CCU Argentina S.A. and subsidiaries	24,863,266	5,355,254
	Marzurel S.A., Coralina S.A. and Milotur S.A.	4,839,916	6,956,760
	Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A.	5,236,732	5,896,392
	Bebidas Bolivianas BBO S.A. (2)	11,278,676	-
	Sub-Total	46,218,590	18,208,406
Wines	Viña San Pedro Tarapacá S.A.	32,416,144	32,416,144
	Sub-Total	32,416,144	32,416,144
Total		123,044,901	94,617,474

(1)   See Note 15 – Business combinations, letter b).

(2)   See Note 15 – Business combinations, letter a).

Goodwill assigned to the CGU is subject to impairment tests annually or with a higher frequency in case there are indications that any of the CGU could experience impairment. The recoverable amount of each CGU is determined as the higher of value in use or fair value less costs to sell. To determine the value in use, the Company has used cash flow projections over a 5-year span, based on the budgets and projections reviewed by Management for the same term and with an average grown-rate of 3%. The rates used to discount the projected cash flows reflect the market assessment of the specific risks related to the corresponding CGU. The pre-tax discount rates used range from a 8.99% to 13.28%. Given the materiality of the amounts involved, it was not considered relevant to describe additional information in this Note. A reasonable change in assumptions would not result in an impairment to goodwill.

As December 31, 2018, the Company has not identified any evidence of impairment of goodwill.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Note 19 Property, plant and equipment

Property, plant and equipment movements are detailed as follows:

	Land, buildings and contruction	Machinery and equipment	Bottles and containers	Other Equipment	Assets under contruction	Furniture, accesories and vehicles	Assets under finance lease	Under production vines	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2017
Historic cost	584,830,357	453,735,402	196,174,306	129,190,151	114,775,040	70,251,593	13,926,785	29,436,746	1,592,320,380
Accumulated depreciation	(162,399,793)	(259,578,488)	(115,697,641)	(86,460,883)	-	(48,764,711)	(1,351,211)	(13,962,931)	(688,215,658)
Book Value	422,430,564	194,156,914	80,476,665	42,729,268	114,775,040	21,486,882	12,575,574	15,473,815	904,104,722

As of December 31, 2017
Additions	-	-	-	-	118,850,131	-	-	-	118,850,131
Transfers	29,368,004	43,963,753	20,642,995	18,784,331	(124,150,216)	10,802,816	-	588,317	-
Conversion effect historic cost	(4,642,067)	(10,260,721)	(10,182,025)	(3,613,420)	(720,676)	(379,481)	(1,605)	(100,852)	(29,900,847)
Write off (cost)	(144,577)	(681,120)	(2,192,467)	(2,301,087)	-	(778,317)	-	-	(6,097,568)
Write off (depreciation)	122,890	609,546	1,942,571	2,241,388	-	613,585	-	-	5,529,980
Capitalized interests	-	-	-	-	1,042,045	-	-	-	1,042,045
Depreciation	(16,782,519)	(28,140,337)	(23,072,705)	(13,920,736)	-	(6,262,416)	(43,108)	(1,002,696)	(89,224,517)
Conversion effect depreciation	609,002	4,833,334	6,522,113	3,733,259	-	92,238	519	54,154	15,844,619
Others increase (decreased)	(101,686)	1,048,526	18,981	7,257	(1,189,435)	(35,064)	(138,391)	59,875	(329,937)
Divestitures (depreciation)	(434,512)	(322,483)	(45,081,934)	(27,295)	-	(614,206)	-	(521,685)	(47,002,115)
Divestitures (depreciation)	326,742	322,483	43,718,122	26,267	-	363,484	-	339,817	45,096,915
Changes	8,321,277	11,372,981	(7,684,349)	4,929,964	(6,168,151)	3,802,639	(182,585)	(583,070)	13,808,706
Book Value	430,751,841	205,529,895	72,792,316	47,659,232	108,606,889	25,289,521	12,392,989	14,890,745	917,913,428

As of December 31, 2017
Historic cost	608,854,028	485,770,049	159,541,057	142,280,575	108,606,889	79,120,713	13,816,109	29,367,600	1,627,357,020
Accumulated depreciation	(178,102,187)	(280,240,154)	(86,748,741)	(94,621,343)	-	(53,831,192)	(1,423,120)	(14,476,855)	(709,443,592)
Book Value	430,751,841	205,529,895	72,792,316	47,659,232	108,606,889	25,289,521	12,392,989	14,890,745	917,913,428

As of December 31, 2018
Additions	-	-	-	-	123,230,196	-	-	-	123,230,196
Additions of historic cost by business combination	12,734,666	7,481,173	4,940,095	3,656,444	99,432	824,392	-	-	29,736,202
Additions of acumulated depreciation by business combination	(762,783)	(7,432,623)	(2,384,378)	(2,509,968)	-	(752,521)	-	-	(13,842,273)
Transfers	39,838,515	45,234,574	26,616,253	16,798,523	(137,622,837)	6,919,683	-	2,215,289	-
Conversion effect historic cost	(5,754,382)	(14,801,093)	(20,321,228)	(6,309,411)	(1,509,220)	(583,483)	(10,977)	(159,909)	(49,449,703)
Write off (cost)	(72,907)	(2,578,367)	(3,449,791)	(13,306,471)	-	(1,797,179)	-	-	(21,204,715)
Write off (depreciation)	5,707	2,397,406	2,541,051	13,063,328	-	1,270,646	-	-	19,278,138
Capitalized interests	-	-	-	-	609,921	-	-	-	609,921
Depreciation	(17,056,082)	(27,288,968)	(23,911,356)	(14,882,856)	-	(6,023,071)	(21,175)	(1,017,002)	(90,200,510)
Conversion effect depreciation	707,133	6,290,990	12,688,447	5,358,799	-	285,779	2,406	92,393	25,425,947
Others increase (decreased) (1)	26,611,361	31,138,091	19,091,618	2,850,058	4,240,542	297,792	(43,183)	673,686	84,859,965
Divestitures (cost)	(2,476,636)	(790,001)	(5,687,343)	(2,573,198)	(226,716)	(4,051,693)	-	(1,206,401)	(17,011,988)
Divestitures (depreciation)	85,208	264,080	4,249,122	2,417,657	-	3,960,623	-	945,333	11,922,023
Changes	53,859,800	39,915,262	14,372,490	4,562,905	(11,178,682)	350,968	(72,929)	1,543,389	103,353,203
Book Value	484,611,641	245,445,157	87,164,806	52,222,137	97,428,207	25,640,489	12,320,060	16,434,134	1,021,266,631

As of December 31, 2018
Historic cost	679,853,030	551,888,633	180,757,354	143,550,263	97,428,207	80,841,052	13,842,797	30,862,740	1,779,024,076
Accumulated depreciation	(195,241,389)	(306,443,476)	(93,592,548)	(91,328,126)	-	(55,200,563)	(1,522,737)	(14,428,606)	(757,757,445)
Book Value	484,611,641	245,445,157	87,164,806	52,222,137	97,428,207	25,640,489	12,320,060	16,434,134	1,021,266,631

(1) Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies”. See Note 4 - Accounting changes, letter b).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

The balance of the land at the end of each year is as follows:

	As of December 31, 2018	As of December 31, 2017
	ThCh$	ThCh$
Land	249,548,928	225,840,815
Total	249,548,928	225,840,815

Capitalized interest as of December 31, 2018, amounted ThCh$ 609,921 (ThCh$ 1,042,045 in 2017), using an annually capitalization rate of 3.71% (4.25% in 2017).

The Company, through its subsidiary Viña San Pedro Tarapacá S.A., has biological assets corresponding to vines that produce grapes. The vines are segmented into those under formation and those under production, and they are grown both on leased and owned land. The grapes harvested from these vines are used in the manufacturing of wine, which is marketed both in the domestic market and abroad.

As of December 31, 2018, the Company maintained approximately 4,917 hectares of which 3,884 are for vines in production stage. Of the total hectares mentioned above, 3,546 correspond to own land and 338 to leased land.

The vines under formation are recorded at historic cost, and only start being depreciated when they are transferred to the production phase, which occurs in the majority of cases in the third year after plantation, when they start producing grapes commercially (in volumes that justify their production-oriented handling and later harvest).

During 2018, the production plant vines yield approximately 52.4 million kilos of grapes (43.9 million kilos of grapes in 2017).

By the nature of business of the Company, in the value of the assets it is not considered to start an allowance for cost of dismantling, removal or restoration.

In relation to the impairment losses of property, plant and equipment, the Managment has not perceived evidence of impairment with respect to these at December 31, 2018.

The depreciation for the year ended as of December 31, 2018 and 2017, recognized in net incomes and other assets is as follows:

	As of December 31, 2018	As of December 31, 2017
	ThCh$	ThCh$
Recognized in net incomes	87,471,320	86,557,532
Recognized in others assets	2,729,190	2,666,985
Total	90,200,510	89,224,517

Assets under finance lease:

The carrying amount of land and buildings relates to finance lease agreements for the Company and its subsidiaries. Such assets will not be owned by the Company until the corresponding purchase options are exercised.

	As of December 31, 2018	As of December 31, 2017
	ThCh$	ThCh$
Land	3,266,096	3,215,075
Buildings	8,985,051	9,101,182
Machinery and equipment	68,913	76,732
Total	12,320,060	12,392,989

In Note 21 – Other financial liabilities, letter B) includes the detail of the lease agreements, and it also reconciles the total amount of the future minimum lease payments and their current value as regards such assets, the purchase options originated at CCU S.A. and Cervecería Kunstmann S.A.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Note 20 Investment Property

Investment property movements are detailed as follows:

	Lands	Buildings	Total
	ThCh$	ThCh$	ThCh$
As of January 1, 2017
Historic cost	4,729,639	2,279,475	7,009,114
Depreciation	-	(755,287)	(755,287)
Book Value	4,729,639	1,524,188	6,253,827

As of December 31, 2017
Additions	-	17,588	17,588
Depreciation	-	(49,909)	(49,909)
Convertion effect (depreciation)	(270,804)	(165,236)	(436,040)
Conversion effect	-	30,893	30,893
Changes	(270,804)	(157,664)	(428,468)
Book Value	4,458,835	1,366,524	5,825,359

As of December 31, 2017
Historic cost	4,458,835	2,131,827	6,590,662
Depreciation	-	(765,303)	(765,303)
Book Value	4,458,835	1,366,524	5,825,359

As of December 31, 2018
Additions	-	3,613	3,613
Depreciation	-	(49,728)	(49,728)
Convertion effect (depreciation)	(429,377)	(269,737)	(699,114)
Conversion effect	-	68,416	68,416
Other increases (decreases) (1)	2,695,795	871,615	3,567,410
Changes	2,266,418	624,179	2,890,597
Book Value	6,725,253	1,990,703	8,715,956

As of December 31, 2018
Historic cost	6,725,253	2,737,318	9,462,571
Depreciation	-	(746,615)	(746,615)
Book Value	6,725,253	1,990,703	8,715,956

(1) Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies”. See Note 4 - Accounting changes, letter b).

Investment property includes twenty land properties, two offices and one apartment, situated in Chile, which are maintained for appreciation purposes, with one land property, two offices and one apartment of them being leased and generating ThCh$ 158,235 revenue during year 2018 (ThCh$ 193,839 in 2017 and ThCh$ 251,545 in 2016). Additionally, there are three land properties in Argentina, which are leased and generated an income for ThCh$ 97,312 for year 2018 (ThCh$ 135,064 in 2017 and ThCh$ 131,389 in 2016). In addition, the expenses associated with such investment properties amounted to ThCh$ 50,874 for the year ended as of December 31, 2018 (ThCh$ 60,452 in 2017 and ThCh$ 71,090 in 2016).

The fair value, of investment property that represent 89% of the carrying amount is ThCh$ 13,332,435.

Management has not detected any evidence of impairment of investment property.

The Company does not maintain any pledge or restriction over investment property items.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Note 21 Other financial liabilities

Debts and financial liabilities classified according to the type of obligation and their classifications in the Consolidated Financial Statements are detailed as follows:

	As of December 31, 2018		As of December 31, 2017
	Current	Non current	Current	Non current
	ThCh$	ThCh$	ThCh$	ThCh$
Bank borrowings (*)	38,160,178	75,200,804	24,623,746	73,886,831
Bonds payable (*)	4,081,175	135,281,303	3,306,135	69,476,612
Financial leases obligations (*)	365,972	17,546,162	176,586	17,638,289
Derivative financial instruments (**)	4,997,124	-	10,416,675	-
Derivative hedge liabilities (**)	1,194,502	157,028	1,840,188	-
Deposits for return of bottles and containers	13,967,995	-	13,228,328	-
Total	62,766,946	228,185,297	53,591,658	161,001,732

(*)  See Note 5 – Risk administration.

(**) See Note 7 – Financial instruments.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

The maturities and interest rates of these obligations are detailed as follows:

Current loan and financial obligation

As of December 31, 2018:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
76,035,409-0	Cervecera Guayacán SpA.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	CLP	1,091	3,578	4,669	Monthly	4.87
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	UF	-	10,535,493	10,535,493	At maturity	2.70
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	USD	-	5,670,991	5,670,991	At maturity	2.90
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	USD	-	10,576,858	10,576,858	At maturity	2.96
91,041,000-8	Viña San Pedro Tarapacá S.A. (1)	Chile	97,018,000-1	Scotiabank Chile	Chile	USD	11,007	-	11,007	At maturity	3.38
91,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	309,108	309,108	At maturity	4.56
99,586,280-8	Compañía Pisquera de Chile S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	326,560	-	326,560	At maturity	4.68
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	UF	10,829	7,300	18,129	Monthly	5.48
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	13,500	40,500	54,000	Monthly	6.00
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	18,868	18,666	37,534	Monthly	5.88
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	22,500	67,500	90,000	Monthly	5.76
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	CLP	9,192	28,382	37,574	Monthly	6.12
96,711,590-8	Manantial S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	28,669	64,826	93,495	Monthly	5.02
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	16,666	50,000	66,666	Monthly	4.44
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	20,833	62,501	83,334	Monthly	4.42
96,711,590-8	Manantial S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	73,030	224,475	297,505	Monthly	4.92
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	41,700	125,100	166,800	Monthly	4.92
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	CLP	39,951	90,476	130,427	Monthly	4.73
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	CLP	37,588	115,166	152,754	Monthly	4.42
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	31,200	93,600	124,800	Monthly	5.16
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	45,100	-	45,100	At maturity	4.92
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	-	2,016,815	2,016,815	At maturity	3.98
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	6,536	-	6,536	At maturity	4.56
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	210,510	647,019	857,529	Monthly	5.02
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	1,026,099	1,026,099	At maturity	3.64
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco de la Nación Argentina	Argentina	ARS	226,995	278,924	505,919	Monthly	32.50
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco Galicia	Argentina	ARS	506,614	545,956	1,052,570	Quarterly	23.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Superville	Argentina	USD	-	210,829	210,829	At maturity	6.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	USD	245,193	-	245,193	At maturity	6.20
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	USD	-	208,701	208,701	At maturity	4.30
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	USD	210,949	-	210,949	At maturity	5.25
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	USD	210,101	-	210,101	At maturity	6.50
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	ARS	388,865	-	388,865	At maturity	49.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco San Juan	Argentina	ARS	-	643,278	643,278	Quarterly	68.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco San Juan	Argentina	ARS	-	136,453	136,453	Quarterly	68.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco San Juan	Argentina	ARS	-	116,959	116,959	Quarterly	68.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco San Juan	Argentina	ARS	-	38,986	38,986	Quarterly	68.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco BBVA	Argentina	ARS	736,905	-	736,905	At maturity	64.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	ARS	238,536	-	238,536	At maturity	66.50
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	38,735	-	38,735	Quarterly	5.00
0-E	Milotur S.A.	Uruguay	0-E	Banco Itaú	Uruguay	UI	110,633	326,783	437,416	Monthly	4.80
Sub-Total							3,878,856	34,281,322	38,160,178
Financial leases obligations
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Supervielle	Argentina	ARS	797	2,391	3,188	Monthly	17.00
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	87,629	267,426	355,055	Monthly	3.95
76,077,848-6	Cervecera Belga de la Patagonia S.A.	Chile	97,015,000-5	Banco Santander	Chile	UF	2,090	5,639	7,729	Monthly	6.27
Sub-Total							90,516	275,456	365,972
(1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement (Note 7 – Financial instruments).

(*) See Note 5 – Risk administration non-discounted contractual cash flows.

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bonds payable
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond H	573 03/23/2009	Chile	UF	665,357	2,486,177	3,151,534	Semiannual	4.25
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond J	898 28/06/2018	Chile	UF	929,641	-	929,641	Semiannual	2.90
Sub-Total							1,594,998	2,486,177	4,081,175

(1)This obligation is hedged by a Cross Currency Interest Rate Swap agreement (Note 7 – Financial instruments).

(*) See Note 5 – Risk administration non-discounted contractual cash flows.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

As of December 31, 2017:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	USD	-	4,961,271	4,961,271	At maturity	1.75
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	UF	58,809	-	58,809	At maturity	2.70
91,041,000-8	Viña San Pedro Tarapacá S.A. (1)	Chile	97,018,000-1	Scotiabank Chile	Chile	USD	4,238	4,839,005	4,843,243	At maturity	2.42
91,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	324,308	324,308	At maturity	4.56
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	UF	17,425	29,507	46,932	Monthly	4.80
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	UF	9,956	30,704	40,660	Monthly	5.48
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	13,500	40,500	54,000	Monthly	6.00
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	12,667	-	12,667	Monthly	7.59
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	19,170	42,000	61,170	Monthly	5.88
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	22,500	67,500	90,000	Monthly	5.76
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	37,500	-	37,500	Monthly	5.40
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	CLP	8,641	26,677	35,318	Monthly	6.12
96,711,590-8	Manantial S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	20,028	61,526	81,554	Monthly	5.02
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	16,667	49,999	66,666	Monthly	4.44
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	20,834	62,500	83,334	Monthly	4.42
96,711,590-8	Manantial S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	69,530	213,527	283,057	Monthly	4.92
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	41,700	125,100	166,800	Monthly	4.92
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	CLP	38,678	86,121	124,799	Monthly	4.73
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	CLP	35,966	110,127	146,093	Monthly	4.42
99,586,280-8	Compañía Pisquera de Chile S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	326,560	-	326,560	At maturity	4.68
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	-	2,021,408	2,021,408	At maturity	5.35
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	16,600	-	16,600	At maturity	4.50
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	6,708	-	6,708	At maturity	4.68
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	200,248	614,849	815,097	Monthly	5.02
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco de la Nación Argentina	Argentina	ARS	300,889	561,283	862,172	Monthly	26.63
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco de la Nación Argentina	Argentina	ARS	80,679	26,371	107,050	Monthly	27.81
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco Galicia	Argentina	ARS	925,670	1,594,645	2,520,315	Quarterly	23.00
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco de la Nación Argentina	Argentina	ARS	3,944	1,975,917	1,979,861	At maturity	20.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Superville	Argentina	USD	-	185,739	185,739	At maturity	2.50
0-E	Finca La Celia S.A.	Argentina	0-E	Santander Río	Argentina	USD	184,728	-	184,728	At maturity	5.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Macro	Argentina	USD	-	185,339	185,339	At maturity	2.70
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Macro	Argentina	USD	-	184,652	184,652	At maturity	2.50
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	USD	185,018	-	185,018	At maturity	2.55
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	USD	-	215,408	215,408	At maturity	3.20
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	ARS	399,014	-	399,014	At maturity	31.77
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	ARS	292,589	-	292,589	At maturity	31.50
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	ARS	250,005	-	250,005	At maturity	31.50
0-E	Finca La Celia S.A.	Argentina	0-E	Banco San Juan	Argentina	ARS	-	67,356	67,356	Quarterly	25.50
0-E	Finca La Celia S.A.	Argentina	0-E	Banco San Juan	Argentina	ARS	-	674,403	674,403	Quarterly	27.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco San Juan	Argentina	ARS	-	66,398	66,398	Quarterly	26.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Comafi	Argentina	ARS	368,143	-	368,143	At maturity	24.50
0-E	Finca La Celia S.A.	Argentina	0-E	BBVA	Argentina	ARS	498,676	-	498,676	At maturity	32.00
0-E	Milotur S.A.	Uruguay	0-E	Banco Itaú	Uruguay	UI	403,857	288,469	692,326	Monthly	6.00
Sub-Total							4,891,137	19,732,609	24,623,746
Financial leases obligations
76,077,848-6	Cervecera Belga de la Patagonia S.A.	Chile	97,015,000-5	Banco Santander	Chile	UF	6,231	-	6,231	Monthly	6.27
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	14,986	47,281	62,267	Monthly	7.07
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	UF	26,989	73,384	100,373	Monthly	4.33
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Supervielle	Argentina	ARS	577	-	577	Monthly	17.50
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Supervielle	Argentina	ARS	419	406	825	Monthly	17.50
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Supervielle	Argentina	ARS	1,561	4,752	6,313	Monthly	17.00
Sub-Total							50,763	125,823	176,586

(1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement (Note 7 – Financial instruments).

(*) See Note 5 – Risk administration non-discounted contractual cash flows.

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bonds payable
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond E	388 10/18/2004	Chile	UF	41,232	2,617,308	2,658,540	Semiannual	4.00
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond H	573 03/23/2009	Chile	UF	647,595	-	647,595	Semiannual	4.25
Sub-Total							688,827	2,617,308	3,306,135

(1)This obligation is hedged by a Cross Currency Interest Rate Swap agreement (Note 7 – Financial instruments).

(*) See Note 5 – Risk administration non-discounted contractual cash flows.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Non-current loan and financial obligation

As of December 31, 2018:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
76,035,409-0	Cervecera Guayacán SpA.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	CLP	10,049	11,077	43,764	64,890	Monthly	4.87
91,041,000-8	Viña San Pedro Tarapacá S.A. (1)	Chile	97,018,000-1	Scotiabank Chile	Chile	USD	8,059,332	-	-	8,059,332	At maturity	3.38
91,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	39,826,440	-	39,826,440	At maturity	4.56
99,586,280-8	Compañía Pisquera de Chile S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	16,000,000	-	16,000,000	At maturity	4.68
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	18,000	-	-	18,000	Monthly	6.00
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	22,500	-	-	22,500	Monthly	5.76
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	CLP	13,048	-	-	13,048	Monthly	6.12
96,711,590-8	Manantial S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	52,210	-	-	52,210	Monthly	5.02
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	27,780	-	-	27,780	Monthly	4.44
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	48,610	-	-	48,610	Monthly	4.42
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	41,300	-	-	41,300	Monthly	4.92
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	CLP	51,671	-	-	51,671	Monthly	4.73
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	CLP	92,344	-	-	92,344	Monthly	4.42
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	114,800	-	-	114,800	Monthly	5.16
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	2,000,000	-	-	2,000,000	At maturity	4.92
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	400,000	-	-	400,000	At maturity	4.56
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	520,654	-	-	520,654	Monthly	5.02
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	1,743,952	1,743,952	3,487,900	6,975,804	Quarterly	5.00
0-E	Milotur S.A.	Uruguay	0-E	Banco Itaú	Uruguay	UI	871,421	-	-	871,421	Monthly	4.80
Sub-Total							14,087,671	57,581,469	3,531,664	75,200,804
Financial leases obligations
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	747,756	801,372	15,995,307	17,544,435	Monthly	3.95
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Supervielle	Argentina	ARS	1,727	-	-	1,727	Monthly	17.00
Sub-Total							749,483	801,372	15,995,307	17,546,162

(1)This obligation is hedged by a Cross Currency Interest Rate Swap agreement (Note 7 – Financial instruments).

(*) See Note 5 – Risk administration non-discounted contractual cash flows.

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bonds payable
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond H	573 03/23/2009	Chile	UF	9,976,415	9,984,905	32,519,081	52,480,401	Semiannual	4.25
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond J	898 06/28/2018	Chile	UF	-	-	82,800,902	82,800,902	Semiannual	2.90
Sub-Total							9,976,415	9,984,905	115,319,983	135,281,303

(1)This obligation is hedged by a Cross Currency Interest Rate Swap agreement (Note 7 – Financial instruments).

(*) See Note 5 – Risk administration non-discounted contractual cash flows.

As of December 31, 2017:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	UF	10,183,293	-	-	10,183,293	At maturity	2.70
91,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	39,750,482	-	39,750,482	At maturity	4.56
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	UF	17,624	-	-	17,624	Monthly	5.48
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	72,000	-	-	72,000	Monthly	6.00
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	32,667	-	-	32,667	Monthly	5.88
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	112,500	-	-	112,500	Monthly	5.76
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	CLP	50,621	-	-	50,621	Monthly	6.12
96,711,590-8	Manantial S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	138,116	-	-	138,116	Monthly	5.02
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	94,445	-	-	94,445	Monthly	4.44
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	131,944	-	-	131,944	Monthly	4.42
96,711,590-8	Manantial S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	297,505	-	-	297,505	Monthly	4.92
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	208,100	-	-	208,100	Monthly	4.92
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	CLP	171,638	-	-	171,638	Monthly	4.73
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	CLP	245,098	-	-	245,098	Monthly	4.42
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	2,000,000	-	-	2,000,000	At maturity	4.50
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	400,000	-	-	400,000	At maturity	4.68
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	1,378,183	-	-	1,378,183	Monthly	5.02
99,586,280-8	Compañía Pisquera de Chile S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	16,000,000	-	16,000,000	At maturity	4.68
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco de la Nación Argentina	Argentina	ARS	748,377	-	-	748,377	Monthly	26.63
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco Galicia	Argentina	ARS	1,854,238	-	-	1,854,238	Quarterly	23.00
Sub-Total							18,136,349	55,750,482	-	73,886,831
Financial leases obligations
76,077,848-6	Cervecera Belga de la Patagonia S.A.	Chile	97,015,000-5	Banco Santander	Chile	UF	-	6,991	-	6,991	Monthly	6.27
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	136,371	156,348	17,329,787	17,622,506	Monthly	7.07
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Supervielle	Argentina	ARS	8,792	-	-	8,792	Monthly	17.00
Sub-Total							145,163	163,339	17,329,787	17,638,289

(*) See Note 5 non-discounted contractual cash flows.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bonds payable
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond E	388 10/18/2004	Chile	UF	5,327,846	5,359,626	5,359,627	16,047,099	Semiannual	4.00
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond H	573 03/23/2009	Chile	UF	7,258,889	9,702,632	36,467,992	53,429,513	Semiannual	4.25
Sub-Total							12,586,735	15,062,258	41,827,619	69,476,612

(1)This obligation is hedged by a Cross Currency Interest Rate Swap agreement (Note 7 – Financial instruments).

(*) See Note 5 – Risk administration non-discounted contractual cash flows.

Details of the fair value of bank borrowings, financial leases obligations and bonds payable are described in Note 7.

The effective interest rates of bond obligations are as follows:

Bonds Serie E	4.51%
Bonds Serie H	4.27%
Bonds Serie J	2.89%

Debts and financial liabilities are stated in several currencies and they accrue fixed and variable interest rates. These obligations classified by currency and interest type (excluding the effect of cross currency interest rate swap agreements) are detailed as follows:

	As of December 31, 2018		As of December 31, 2017
	Fixed Interest Rate	Variable Interest Rate	Fixed Interest Rate	Variable Interest Rate
	ThCh$	ThCh$	ThCh$	ThCh$
US Dollar	17,333,622	8,070,339	6,102,155	4,843,243
Chilean Pesos	65,221,552	-	65,836,938	-
Argentinean Pesos	3,357,467	505,919	8,987,505	1,717,599
Unidades de Fomento	167,823,319	-	100,928,433	-
UI	1,308,837	-	692,326	-
Total	262,059,336	8,576,258	182,547,357	6,560,842

The terms and conditions of the main interest accruing obligations as of December 31, 2018, are detailed as follows:

A)    Bank Borrowings

Banco Estado – Bank Loans

a)

OnJuly 27, 2012, the subsidiary Compañía Pisquera Chile S.A. (CPCh) signed a bank loan with the Banco del Estado de Chile for a total of ThCh$ 16,000,000, for a period of 5 years, with maturity on July 27, 2017.

This loan accrues interest at an annual fixed rate of 6.86% and an effective rate of 7.17%. The Company amortized interest semi-annually, and the capital amortization consists of a single payment at the end of the established term.

On July 27, 2017 this loan was renewed for 5 years, with maturity on July 27, 2022. This loan accrues interest at an annual fixed rate of 4.68%. The Company amortized interest semi-annually, and the capital amortization consists of a single payment at the end of the established term

This obligation is subject to certain reporting obligations in addition to complying with the following financial ratios, which will be measured on the half-yearly financial statements of CPCh:

-

Maintain a Financial Expense Coverage not less than 3, calculated as the relationship between Gross Margin less Marketing costs, Distribution and Administration expenses, plus Other income by function, less Other expenses by function, plus Depreciation and Amortization, divided by Financial costs.

-	Maintain a debt ratio of no more than 3, measured as Total liabilities divided by Equity.

-	Maintain an Equity higher than UF 770,000.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

In addition, this loan obliges CPCh to comply with certain restrictions of affirmative nature, including maintaining insurance, maintaining the ownership of essential assets, and also to comply with certain restrictions, such as not to pledge, mortgage or grant any kind of encumbrance or real right over any fixed asset with an individual accounting value higher than UF 10,000, except under the terms established by the agreement, among other.

      As of December 31, 2018, the Company was in compliance with the financial covenants and specific requirements of this loan.

b)   On April 25, 2012, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 500,000, at a fixed interest rate; maturing on April 25, 2013, the date on which it was renewed, maturing on April 25, 2014.

The subsidiary amortizes interest and capital in a single payment at the end of the established term.

Subsequently this loan was renewed for one year, maturing on April 25, 2014. It was renewed for one year, maturing on April 25, 2015. Subsequently this loan was renewed for one year, maturing on April 27, 2016.

      This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest and capital amortization consists of a single payment at the end of the established term.

      On April 27, 2016, this loan was paid.

c)   On April 25, 2013, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 600,000, at a fixed interest rate; maturing on April 25, 2014.

The subsidiary amortizes interest and capital in a single payment at the end of the established term.

It was renewed for one year, maturing on April 25, 2015. Subsequently this loan was renewed for one year, maturing on April 27, 2016.

This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest and capital amortization consists of a single payment at the end of the established term.

On April 27, 2016, this loan was paid.

d)   On October 15, 2014, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco del Estado de Chile for a total of UF 380,000, maturing on October 15, 2019.

This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest semi-annually and capital amortization consists of a single payment at the end of the established term.

e)   On July 15, 2015, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 4,000,000, at a fixed interest rate maturing on July 14, 2020.

The subsidiary amortizes interest and capital monthly until the end of the established term.

This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest and capital amortization consists of a single payment at the end of the established term.

f)    On May 26, 2016, the subsidiary Aguas CCU-Nestlé Chile S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 5,300,000, at a fixed interest rate, maturing on November 22, 2016.

The subsidiary amortizes interest and capital of a single payment at the end of the established term.

On November 22, 2016, this loan was paid.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

g)   On April 13, 2017, Compañía Cervecerías Unidas S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 40,000,000, at a fixed interest rate, maturing on April 13, 2022.

The Company amortizes interest semi-annually, and the capital amortization consists in a single payment at the end of the established term.

This obligation is subject to certain reporting obligations in addition to complying with the following financial ratios:

a.   Maintain at the end of each semester an indebtedness ratio measured over the consolidated financial statements not higher than 1.5, defined as the ratio of Total Adjusted Liabilities and Total Adjusted Equity. The Total Adjusted Liabilities are defined as Total Consolidated Liabilities less Dividends provisioned, according to policy included in the Statement of Changes in Equity, plus the amount of all guarantees issued by the Company and its subsidiaries that are cautioned by real guarantees, except as noted in the contract. Total Adjusted Equity is defined as Total Equity plus Dividends provisioned account, according to policy included in the Statement of Changes in Equity.

b.   Maintain a Financial Expense Coverage measured at the end of each semester and retroactively for periods of 12 months, not less than 3, calculated as the ratio of Adjusted ORBDA1 and Finance Costs account. Adjusted ORBDA means ORBDA as calculated by the Company in accordance with particular debt instruments in order to measure such instruments’ financial covenants and is defined as: (i) the sum of Gross Margin and Other income by function accounts; (ii) less (absolute numbers) Distribution costs, Administrative expenses and Other expenses by function accounts; and (iii) plus (absolute numbers) Depreciation and Amortization recorded on the Note Nature of the costs and expenses.

c.    Maintain at the end of each semester, assets free of liens for an amount equal to at least 1.2, defined as the ratio of Total Assets free of lien and Finance Debt free of lien. Total Assets free of lien are defined as Total Assets less assets pledged as collateral for cautioned obligations of third parties. Finance Debt free of lien are defined as the sum of Bank loan, Bonds payable and Lease obligations contained under Note Other financial liabilities.

d.   Maintain at the end of each semester a minimum equity of ThCh$ 312,516,750, meaning Equity Attributable to Equity Holders of the Parent plus the Dividends provisioned account, according to policy included in the Statement of Changes in Equity.

e.   To maintain, either directly or indirectly, ownership over more than 50% of the subscribed and paid-up shares and over the voting rights of the following companies: Cervecera CCU Chile Ltda. and Embotelladoras Chilenas Unidas S.A.

f.    Maintain a nominal installed capacity for the production manufacturing of beer and soft drinks, equal or higher altogether than 15.9 million hectolitres a year.

g.   To maintain, either directly or through a subsidiary, ownership of the trademark "CRISTAL", denominative for beer class 32 of the international classifier, and not to transfer its use, except to its subsidiaries.

As of December 31, 2018, the Company was in compliance with the financial covenants required for this loan.

h)   On July 3, 2017, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco del Estado de Chile for a total of US$ 8,000,000, at a fixed interest rate, maturing on July 3, 2018.

The subsidiary amortizes interest monthly, and capital amortization consists in a single payment at the end of the established term.

On July 3, 2018, this loan was paid.

i)    On April 23, 2018, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco del Estado de Chile for a total of US$ 8,000,000, at a fixed interest rate, maturing on April 23, 2019.

The subsidiary amortizes interest and capital amortization consists in a single payment at the end of the established term.

1 ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

F97

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

j)    On April 17, 2018, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 1,000,000, at a fixed interest rate, maturing on April 17, 2019.

The subsidiary amortizes interest and capital amortization consists in a single payment at the end of the established term.

k)   On April 26, 2018, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 3,500,000, at a fixed interest rate, maturing on May 25, 2018.

      On May 25, 2018 the loan was renewed, maturing on July 3, 2018.

The subsidiary amortizes interest and capital amortization consists in a single payment at the end of the established term.

On July 3, 2018, this loan was paid.

Banco de Chile – Bank Loans

a)

On July 11, 2011, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco de Chile for a total of US$ 4,436,100. It accrues interest at a compound floating rate Libor at 180 days plus a fixed margin, maturing on July 11, 2016.

The subsidiary amortizes interest semi-annually, and capital amortization consists of a single payment at the end of the established term.

This debt was changed to Euros and a fixed interest rate through a currency US$-Euro and interest rate swap agreements (Cross Currency Interest Rate Swap). For details of the Company`s hedge strategies see Note 5 – Risk administration and Note 7 – Financial instruments.

On July 11, 2016, this loan was paid.

b)

On July 7, 2011, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco de Chile for a total of US$ 10,000,000. It accrues interest at a compound floating rate Libor at 180 days plus a fixed margin, maturing on July 7, 2016.

The subsidiary amortizes interest semi-annually, and capital amortization consists of a single payment at the end of the established term.

The interest rate risk to which the subsidiary is exposed as result of this loan is mitigated by the use of cross interest rate swap agreements (interest rate fixed). For details of the Company`s hedge strategies see Note 5 – Risk administration andNote 7 – Financial instruments.

On July 7, 2016, this loan was paid.

c)	On July 7, 2016, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco de Chile for a total of ThCh$ 7,271,000, at a fixed interest rate, maturing on July 3, 2017.

The subsidiary amortizes interest and capital consists in a single payment at the end of the established term.

This debt was changed to US$ and a fixed interest rate through a currency CLP-US$ and interest rate swap agreements (Cross Currency Interest Rate Swap). For details of the Company`s hedge strategies see Note 5 – Risk administration andNote 7 – Financial instruments.

On July 3, 2017, this loan was paid.

d)	On April 24, 2014, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco de Chile for a total of ThCh$ 1,000,000, at a fixed interest rate, maturing on April 24, 2015.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

The subsidiary amortizes interest and capital consists in a single payment at the end of the established term.

On April 24, 2015 the loan was renewed for a term of 1 year, maturing on April 21, 2016.

On April 22, 2016, this loan was paid.

e)	On April 20, 2016, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco de Chile for a total of ThCh$ 2,000,000, at a fixed interest rate, maturing on April 20, 2018.

The subsidiary amortizes interest and capital consists in a single payment at the end of the established term.

On April 20, 2018, the loan was renewed, maturing on July 19, 2018.

On July 19, 2018, the loan was renewed, maturing on July 19, 2021.

f)	On August 25, 2016, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco de Chile for a total of ThCh$ 400,000, at a fixed interest rate, maturing on August 24, 2018.

The subsidiary amortizes interest and capital consists in a single payment at the end of the established term.

On August 24, 2018, the loan was renewed, maturing on August 24, 2020.

Scotiabank Chile – Bank Loans

a)  On September 4, 2014, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Scotiabank Chile for a total of US$ 638,674, at a fixed interest rate, maturing on September 4, 2016.

The subsidiary amortizes interest semi-annually and capital amortization consists of a single payment at the end of the established term.

On August 24, 2016, this loan was paid.

b)  On June 17, 2015, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Scotiabank Chile for a total of US$ 7,871,500. It accrues interest at a compound floating rate Libor at 90 days plus a fixed margin, with a term of three years maturing on June 18, 2018.

The subsidiary pays quarterly interest and amortization of capital consists of a single payment at the end of the deadline.

The interest rate risk to which the subsidiary is exposed as result of this loan is mitigated by the use of cross interest rate swap agreements (interest rate fixed). For details of the Company’s hedge strategies see Note 5 – Risk aministration and Note 7 – Financial instruments.

On June 18, 2018, this loan was paid.

c)  On June 18, 2018, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Scotiabank Chile for a total of US$ 11,600,000, It accrues interest at a compound floating rate Libor at 90 days plus a fixed margin, with a term of three years maturing on June 18, 2021.

The subsidiary pays quarterly interest and amortization of capital consists of a single payment at the end of the deadline.

The interest rate risk to which the subsidiary is exposed as result of this loan is mitigated by the use of cross interest rate swap agreements (interest rate fixed). For details of the Company’s hedge strategies see Note 5 – Risk aministration and Note 7 – Financial instruments.

d)  On April 24, 2015, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Scotiabank Chile for a total of ThCh$ 1,000,000, at a fixed interest rate, with a term of one year maturity on April 22, 2016.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

The subsidiary amortizes interest semi-annually and capital amortization consists in a single payment at the end of the established term.

On June 22, 2016, this loan was paid.

e)

On April 20, 2016, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Scotiabank Chile for a total of ThCh$ 2,000,000, at a fixed interest rate, with a term of one year maturity on April 20, 2017.

The subsidiary amortizes interest semi-annually and capital amortization consists in a single payment at the end of the established term.

On April 20, 2017 the loan was renewed for a term of 2 years, maturing on April 20, 2019.

f)

On July 3, 2018, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Scotiabank Chile for a total of US$ 15,000,000, at a fixed interest rate, with a term of three years maturing on July 3, 2019.

The subsidiary amortizes interest and capital in a single payment at the end of the established term.

Scotiabank Azul Chile (Former Banco BBVA Chile) – Bank Loans

a)	On January 29, 2018, Compañía Cervecerías Unidas S.A. signed a bank loan with Scotiabank Azul Chile for a total of ThCh$ 60,000,000, at a fixed interest rate, maturing on May 29, 2018.

The Company amortizes interest monthly and capital consists in a single payment at the end of the established term.

On May 29, 2018, the loan was renewed, maturing on July 27, 2018.

On July 27, 2018, the loan was renewed, maturing on August 24, 2018.

On August 24, 2018, this loan was paid.

b)	On July 3, 2018, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Scotiabank Azul Chile for a total of ThCh$ 4,500,000, at a fixed interest rate, maturing on December 3, 2018.

The Company amortizes interest and capital consists in a single payment at the end of the established term.

On December 3, 2018, this loan was paid.

Banco Consorcio – Bank Loans

a)	On May 17, 2018, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco Consorcio for a total of ThCh$ 6,000,000, at a fixed interest rate, maturing on July 3, 2018.

The Company amortizes interest monthly and capital consists in a single payment at the end of the established term.

On July 3, 2018, this loan was paid.

Banco BBVA Francés S.A. – Bank Loan with Compañía Industrial Cervecera S.A. (CICSA)

a)	On June 18, 2014, the subsidiary CICSA signed a bank loan with BBVA Bank for a total of 90 million argentinean pesos, maturing on November 18, 2017.

This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest and capital amortization quarterly.

On November 18, 2017, this loan was paid.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Banco de la Nación Argentina – Bank Loan with Compañía Industrial Cervecera S.A. (CICSA)

a)   On December 28, 2012, CICSA signed a bank loan for a total of 140 million of argentinean pesos for a period of 7 years, maturing on November 26, 2019, and whose loan is delivered in two stages, where the first was carried out on December 28, 2012, for a total of 56 million argentinean pesos and the second on June 28, 2013, for a total of 84 million of Argentinean pesos.

This loan accrues interest at an annual rate of 15% fixed by first 36 months. Having completed that term, accrues interest at a compound floating rate BADLAR in pesos plus a fixed spread of 400 basis points and to this effect will be taken BADLAR rate published by the Central Bank of the Republic of Argentina, corresponding to five working days prior to the start of the period, subject to the condition that does not exceed the lending rate of portfolio general of Banco de la Nación Argentina, in whose case shall apply this. Interest will be paid monthly.

      The subsidiary amortizes capital in 74 consecutive and equal, once the grace period of 10 months from the date of disbursement.

This loan is guaranteed by CCU S.A., through a Stand By issued by the Banco del Estado de Chile to Banco de la Nación Argentina (seeNote 34 – Contingencies and commitments).

b)   On April 20, 2015, the subsidiary CICSA signed a bank loan for a total of 24 million of argentinean pesos, maturing on April 4, 2018.

      This loan accrues interest at a compound floating rate BADLAR in pesos plus a fixed spread of 500 basis points and subject to the condition that does not exceed the lending rate of portfolio general of Banco de la Nación Argentina, in whose case shall apply this. Interest will be paid monthly.

      The subsidiary amortizes capital in 30 monthly, once the grace period of 6 months from de date of disbursement.

      On April 4, 2018, this loan was paid.

c)  On May 26, 2017, the subsidiary CICSA signed a bank loan for a total of 60 million of argentinean pesos, maturing on May 22, 2018.

This loan accrues a fixed interest at an annual rate of 20%. The subsidiary amortizes monthly interest and and capital amortization consists of a single payment at the end of the established term.

On May 22, 2018, this loan was paid.

Banco de Galicia y Buenos Aires S.A.; Banco Santander Río S.A. – Syndicated Bank Loan with Compañía Industrial Cervecera S.A. (CICSA)

On April 20, 2015, the subsidiary CICSA signed a syndicated bank loan for a total of 150 million argentinean pesos, maturing on April 20, 2018.

On September 15, 2016 the subsidiary signed an addendum to the original contract in order to increase the loan capital to 183.33 million argentinean pesos, modify the interest rate, the maturity and schedule of repayment of capital and dates of payment, being the new maturity on September 15, 2019.

On July 14, 2017, the subsidiary signed a new addendum to the original contract in order to modify the interest rate to fixed interest at an annual nominal rate of 23%. The rest of the conditions remained unchanged.

The proportional participation of banks lenders is as follows:

(a) Banco de Galicia y Buenos Aires S.A., with 91.66 million argentinean pesos of pro rata participation.

(b)  Banco Santander Río, with 91.66 million argentinean pesos of pro rata participation.

This loan accrues interest at an annual rate fixed of 23% whose payment will make monthly. CICSA amortised capital in 24 consecutive and variable monthly installments, once completed the 12-month grace period from the date of signature of the addendum.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

This loan obliges the subsidiary to meet specific requirements and financial covenants related to their Consolidated Financial Statements, which according to agreement of the parties are as follows:

a.   Maintain a capability of repayment measure at the end of each quarter less than or equal to 3, calculated as the financial debt over Adjusted ORBDA2. Adjusted ORBDA means ORBDA as calculated by the Company in accordance with particular debt instruments in order to measure such instruments’ financial covenants and is defined as: Operating result before Interest, Income taxes, Depreciation and Amortization for the period of 12 months immediately prior to the date of calculation.

b.   Maintain a Financial Expense Coverage measured at the end of each quarter and retroactively for periods of 12 months, not less than 2.5, calculated as the ratio of Adjusted ORBDA (as defined in paragraph (a)) and Financial Costs account.

c.   Maintain at the end of each quarter an indebtedness ratio not higher than 1.5, defined as the ratio Financial Liabilities over the Equity  meaning the Equity at the time of calculation, as it arises from their Financial Statements and in accordance with generally accepted accounting principles in the Republic of Argentina.

d.   Maintain at the end of each quarter a minimum Equity of 600 million of argentinean pesos.

As of December 31, 2018, the Company was in compliance with the financial covenants and specific requirements of this loan.

Banco Mercantil Santa Cruz S.A. – Bank loans

a)  On June 26, 2017, the subsidiary Bebidas Bolivianas BBO S.A. signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 68,877,500 Bolivian, at a fixed interest rate, maturing on May 1, 2027.

The subsidiary amortizes quarterly interest and and capital amortization begins on September 10, 2019 in a quarterly basis.

b)  On December 18, 2017, the subsidiary Bebidas Bolivianas BBO S.A. signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 6,860,000 Bolivian, at a fixed interest rate, maturing on December 13, 2018.

      The subsidiary amortizes interest and capital quarterly.

      On September 14, 2018, the loan was paid.

c)  On May 14, 2018, the subsidiary Bebidas Bolivianas BBO S.A. signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 6,860,000 Bolivian, at a fixed interest rate, maturing on May 9, 2019.

The subsidiary amortizes interest and capital quarterly.

On September 27, 2018, the loan was paid.

d)  On June 22, 2018, the subsidiary Bebidas Bolivianas BBO S.A. signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 6,180,400 Bolivian, at a fixed interest rate, maturing on December 13, 2019.

The subsidiary amortizes interest and capital quarterly.

On September 20, 2018, the loan was paid.

2 ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

B)    Financial Lease Obligations

The most significant financial lease agreements are as follows:

CCU S.A.

In December, 2004, the Company sold a piece of land previously classified as investment property. As part of the transaction, the Company leased eleven floors of a building under construction on the mentioned piece of land.

The building was completed during 2007, and on June 28, 2007, the Company entered into a 25-years lease agreement with Compañía de Seguros de Vida Consorcio Nacional de Seguros S.A., for a total amount of UF 688,635.63, with an annual interest rate of 7.07%. The current value of the agreement amounted to ThCh$ 10,403,632 as of December 31, 2007. The agreement also grants CCU the right or option to acquire the assets contained in the agreement (real estate, furniture and facilities) as from month 68 of the lease. The lease rentals committed are according to the conditions prevailing in the market.

In 2004 the Company recognized a ThCh$ 3,108,950 gain for the building portion not leased by the Company, and a ThCh$ 2,276,677 liability deferred through completion of the building, when the Company recorded the transaction as financial lease.

On February 28, 2018, the Company carries out an amendment to the contract with Compañía de Seguros de Vida Consorcio Nacional de Seguros S.A., recording a balance debt of UF 608,375, with 3.95% annual interest and maturity on February 5, 2048.

Subsidiary Finca La Celia S.A.

Type	Institution	Contract Date	Currency type or reset unit	Amount		Number of quotas	Anual Interest (%)
				Contract (Thousands)	Purchase option (UF)
Automotor	Banco Supervielle - Argentina	06-07-2017	ARS	9,963	398	36	17.00

As of December 31, 2018 future payments and the current value of finance lease obligations are detailed as follows:

Lease Minimum Future Payments	As of December 31, 2018
	Gross Amount	Interest	Value
	ThCh$	ThCh$	ThCh$
0 to 3 months	241,724	151,208	90,516
3 months to 1 year	725,183	449,727	275,456
Over 1 year to 3 years	1,911,683	1,162,200	749,483
Over 3 years to 5 years	1,909,956	1,108,584	801,372
Over 5 years	23,078,634	7,083,327	15,995,307
Total	27,867,180	9,955,046	17,912,134

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

C)    Bonds Payable

Series E Bonds – CCU S.A.

On October 18, 2004, under number 388 the Company recorded in the Securities Record the issue of 20-year term public bonds for a total UF 2,000,000 maturing on December 1, 2024. This issue was placed in the local market on December 1, 2004, with a discount amounting to ThCh$ 897,857. This obligation accrues interests at a fixed annual rate of 4.0%, and it amortizes interest and capital semi-annually.

On December 17, 2010, took place the Board of Bondholders Serie E, which decided to modify the issued Contract of those bonds in order to update certain references and adapt it to the new IFRS accounting standards. The amendment of the issued Contract is dated December 21, 2010 and has the repertory No. 35738-2010 in the Notary of Ricardo San Martín Urrejola. Because of these changes, the commitment of the Company is to comply with certain financial ratios that will be calculated only on the Consolidated Financial Statements. These financial ratios and other conditions are as follows:

a.   Maintain at the end of each quarter an indebtedness ratio measured over the consolidated financial statements not higher than 1.5, defined as the ratio of Total Adjusted Liabilities and Total Adjusted Equity. Total Adjusted Liabilities is defined as Total Liabilities less Dividends provisioned, according to policy included in the Statement of Changes in Equity, plus the amount of all guarantees granted by the Issuer or its subsidiaries that are cautioned by real guarantees, except as noted in the contract.  Total Adjusted Equity is defined as Total Equity plus Dividends provisioned, according to policy included in the Statement of Changes in Equity.

b.   Maintain a Financial Expense Coverage measured at the end of each quarter and retroactively for periods of 12 months, not less than 3, calculated as the ratio of Adjusted ORBDA3 and Financial Costs account. Adjusted ORBDA means ORBDA as calculated by the Company in accordance with particular debt instruments in order to measure such instruments’ financial covenants and is defined as: (i) the sum of Gross Margin and Other income by function accounts; (ii) less (absolute numbers) Distribution costs, Administrative expenses and Other expenses by function accounts; and (iii) plus (absolute numbers) Depreciation and Amortization recorded on the Note Nature of the costs and expenses.

c.    Maintain at the end of each quarter, assets free of liens for an amount equal to at least 1.2, defined as the ratio of Total Assets free of lien and Total Adjusted Liabilities free of lien. Is defined as Total Assets free of lien are defined as Total Assets less assets pledged as collateral for cautioned obligations of third parties. Total Adjusted Liabilities free of lien are defined as Total Liabilities less Dividends provisioned according to policy contained in the Statement of Changes in Equity.

d.   Maintain at the end of each quarter a minimum equity of ThCh$ 312,516,750, meaning Equity Attributable to Equity Holders of the Parent plus the Dividends provisioned account, according to policy contained in the Statement of Changes in Equity. This requirement will increase in the amount resulting from each revaluation of property, plant and equipment to be performed by the Issuer.

e.   To maintain, either directly or indirectly, ownership over more than 50% of the subscribed and paid-up shares and over the voting rights of the following companies: Cervecera CCU Chile Limitada, Embotelladoras Chilenas Unidas S.A. and Viña San Pedro Tarapacá S.A., except in the cases and under the terms established in the agreement.

f.    To maintain, either directly or through a subsidiary, ownership of the trademark "CRISTAL", denominative for beer class 32 of the international classifier, and not to transfer its use, except to its subsidiaries.

g.  Not to make investments in facilities issued by related parties, except in the cases and under the terms established in the agreement.

h.   Neither sells nor transfer assets from the issuer and its subsidiaries representing over 25% of the assets total of the consolidated financial statements.

On October 8, 2018, the Company redeemed all of the Series E Bonds, before their scheduled maturity, in accordance with the provisions of: the Fifth Clause No. 10 and other applicable terms of the Issuance Contract; General Standard No. 30 of the CMF; and the Securities Market Law. The bonds were redeemed, according to the value of the Unidad de Fomento on the day of the early redemption, at the value equivalent to the unpaid balance of the capital, plus interest accrued and not

3 ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

paid in the period comprised between the day following the expiration date of the last installment of interest paid and the date set for the redemption, amounting to a total of UF 659,199.6 (equivalent to ThCh$ 18,043,633).

Series H Bonds – CCU S.A.

On March 23, 2009, under number 573, the Company recorded in the Securities Record the issue of bonds Series H for UF 2 million, with 21 years terms. Emission was placed in the local market on April 2, 2009.  The issuance of the Bond H was UF 2 million  with maturity on March 15, 2030, with a discount amounting to ThCh$ 156,952, and accrues interest at an annual fixed rate of 4.25%, with amortizes interest and capital semi-annually.

By deed dated December 27, 2010 issued in the Notary of Ricardo San Martín Urrejola, under repertoires No. 36446-2010, were amended Issue Contract Series H, in order to update certain references and to adapt to the new IFRS accounting rules.

The current issue was subscribed with Banco Santander Chile as representative of the bond holders and as paying bank, and it requires that the Company complies with the following financial covenants on its Consolidated Financial Statements and other specific requirements:

a.

Maintain at the end of each quarter an indebtedness ratio measured over the consolidated financial statements not higher than 1.5, defined as the ratio of Total Adjusted Liabilities and Total Adjusted Equity. The Total Adjusted Liabilities are defined as Total Liabilities less Dividends provisioned, according to policy included in the Statement of Changes in Equity, plus the amount of all guarantees, debts or obligations of third parties not within the liability and outside the Issuer or its subsidiaries that are cautioned by real guarantees granted by the Issuer or its subsidiaries. Total Adjusted Equity is defined as Total Equity plus Dividends provisioned account, according to policy included in the Statement of Changes in Equity.

b.

Maintain a Financial Expense Coverage measured at the end of each quarter and retroactively for periods of 12 months, not less than 3, calculated as the ratio of Adjusted ORBDA[4] and Financial Costs account. Adjusted ORBDA means ORBDA as calculated by the Company in accordance with particular debt instruments in order to measure such instruments’ financial covenants and is defined as: (i) the sum of Gross Margin and Other income by function accounts; (ii) less (absolute numbers) Distribution costs, Administrative expenses and Other expenses by function accounts; and (iii) plus (absolute numbers) Depreciation and Amortization recorded on the Note Nature of the cost and expenses.

c.

Maintain at the end of each quarter, assets free of liens for an amount equal to, at least, 1.2, defined as the ratio of Total Assets free of lien and Financial Debt free of lien. Total Assets free of lien are defined as Total Assets less assets pledged as collateral for cautioned obligations of third parties. Financial Debt free of lien is defined as the sum of lines Bank Loans, Bonds payable and Finance lease obligations contained in Note Other financial liabilities of the Consolidated Financial Statements.

d.

Maintain at the end of each quarter a minimum equity of ThCh$ 312,516,750, meaning Equity Attributable to Equity Holders of the Parent plus the Dividends provisioned account, according to policy included in the Statement of Changes in Equity. This requirement will increase in the amount resulting from each revaluation of property, plant and equipment to be performed by the Issuer.

e.

To maintain, either directly or indirectly, ownership over more than 50% of the subscribed and paid-up shares and over the voting rights of the following companies: Cervecera CCU Chile Limitada and Embotelladoras Chilenas Unidas S.A.

f.

Maintain a nominal installed capacity for the production manufacturing of beer and soft drinks, equal or higher altogether than 15.9 million hectolitres a year, except in the cases and under the terms of the contract.

g.

To maintain, either directly or through a subsidiary, ownership of the trademark "CRISTAL", denominative for beer class 32 of the international classifier, and not to transfer its use, except to its subsidiaries.

h.	Not to make investments in facilities issued by related parties, except in the cases and under the terms established in the agreement.

4 ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

The inflationary risk associated to the interest rate in which this Bond H is exposed, is mitigated by the use of cross interest rate swap agreements (interest rate fixed). For details of the Company’s hedge strategies see Note 5 – Risk administration and Note 7 – Finacial instruments.

As of December 31, 2018, the Company was in compliance with the financial covenants required for this public issue.

Series J Bonds – CCU S.A.

On June 28, 2018, CCU S.A. registered in the Securities Register, under the number 898, the issuance of its Series J Bond, bearer and dematerialized, for a total of UF 3 million with maturity on August 10, 2043. The Series J bonds will accrue on the unpaid capital expressed in Unidades de Fomento, an annual interest of 2.9%, compounded, due, calculated on the basis of equal semesters of 180 days, equivalent to 1.4396% semi-annual. Interest will accrue as of August 10, 2018, will be paid semiannually as of February 10, 2019 and the capital will be paid at the end of the bond term.

The issue was subscribed with Banco BICE as the representative of the bond holders and the payer bank and requires the Company to comply with the following financial indicators with respect to its Interim Consolidated Financial Statements and other specific requirements:

a.

Maintain at the end of each quarter a level of consolidated net financial debt, reflected in each of its quarterly Consolidated Financial Statements, not greater than 1.5 times, defined as the ratio between Net Financial Debt and Total Adjusted Equity. The Net Financial Debt is defined as the difference between / x / the unpaid amount of the "Financial Debt", that is, the sum of the accounts, current and non-current, Bank loans, Obligations with the public and Obligations for financial leases , contained in the Note Other financial liabilities, and / and / the balance of the item Cash and cash equivalents. Total Adjusted Equity, which is defined as the sum of / x / Total Equity and / and / the sum of the accounts Interim Dividends, Dividends provisioned according to policy, as well as all other accounts related to the provision of dividends, contained in the Consolidated Statement of Changes in the Issuer's Equity.

b.

The Issuer must maintain a consolidated financial expense coverage of not less than three times, defined as the ratio between ORBDA and Financial Expenses. ORBDA[5] is the sum of the accounts Gross margin and Other income per function, minus the accounts Distribution expenses, Administrative expenses and Other expenses per function and plus the Depreciation and Amortization line recorded in the Note Costs and Expenses by Nature. Financial Expenses refers to the account of the same name referred to in the Consolidated Statement of Income by Function. The Consolidated Financial Expenses Coverage Ratio will be calculated for the period of twelve consecutive months prior to the date of the corresponding Consolidated Financial Statements, including the closing month of said Consolidated Financial Statements.

c.

Maintain an Adjusted Equity at a consolidated level for an amount of at least equal to ThCh$ 312,516,750. For these purposes, Adjusted Equity corresponds to the sum of / i / the Equity account attributable to the owners of the controlling entity in the Consolidated Statement of Financial Position, and / ii / the sum of the accounts Interim Dividends, Dividends provisioned according to policy, as well as all other accounts relating to the provision of dividends, contained in the Consolidated Statement of Changes in Equity.

d.

Maintain Lien-Free Assets for an amount equal to at least 1.2 times the unpaid amount of the Financial Debt without collateral. For these purposes, the assets and debts will be valued at book value. The following shall be understood: / a / Assets Free of Liens is the difference between / i / the Total Assets account in the Consolidated Statement of Financial Position, and / ii / the assets given as guarantees indicated in the Note on Contingencies and Commitments of the Consolidated Financial Statements; and / b / Financial Debt is defined in the Issuance Contract.

e.

Maintain, directly or indirectly, the ownership of more than fifty percent of the social rights and of the subscribed and paid shares, respectively, of: / a / Cervecera CCU Chile Limitada and / b / Embotelladoras Chilenas Unidas S.A.

f.

Not sell, nor allow the sale of, nor assign the ownership of, nor transfer and / or in any way alienate, either through a transaction or a series of transactions, directly or indirectly, assets of the Company’s property and/or its subsidiaries necessary to maintain in Chile, directly and / or through one or more Subsidiaries, a nominal installed capacity for the production, without distinction of Beers and / or Analcoholic Beverages and / or Nectars and / or Mineral and / or Packaged Waters, hereinafter the "Essential Businesses" ", Equal to and not inferior to, either with respect to one or more of the aforementioned categories or all of them together, 15.9 million hectoliters per year.

5 ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

g.   To maintain, directly or through a Subsidiary, the ownership of the trademark "CRISTAL", brand or word, for beer, in class 32 of the International Classifier of Products and Services for the registration of trademarks.

h.   Not to make investments in instruments issued by "related parties" other than the Company’s Subsidiaries, nor to carry out other operations outside its normal line of business, under conditions different from those established in the contract.

As of December 31, 2018, the Company was in compliance with the financial covenants required for this public issue.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

F) Conciliation of finance obligations of Cash Flows

	As of December 31, 2017	Flows			Accrual of interest	Change in foreing currency and unit per adjustment	Others	As of December 31, 2018
		Payments		Acquisitions
		Capital	Interest
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities
Current
Bank borrowings	24,623,746	(93,311,712)	(7,329,217)	92,806,210	7,751,402	(2,102,985)	15,722,734	38,160,178
Bond payable	3,306,135	(2,737,203)	(2,911,224)	-	3,882,088	90,527	2,450,852	4,081,175
Financial leases obligations	176,586	(1,071,050)	(1,919)	-	675,796	(56,632)	643,191	365,972
Total others financial liabililities current	28,106,467	(97,119,965)	(10,242,360)	92,806,210	12,309,286	(2,069,090)	18,816,777	42,607,325
Non current
Bank borrowings	73,886,831	(207,714)	-	8,703,343	-	396,858	(7,578,514)	75,200,804
Bond payable	69,476,612	(16,408,664)	-	82,498,034	-	2,914,363	(3,199,042)	135,281,303
Financial leases obligations	17,638,289	(6,412)	-	-	-	557,476	(643,191)	17,546,162
Total others financial liabililities non-current	161,001,732	(16,622,790)	-	91,201,377	-	3,868,697	(11,420,747)	228,028,269
Total other financial liabilities	189,108,199	(113,742,755)	(10,242,360)	184,007,587	12,309,286	1,799,607	7,396,030	270,635,594

	As of December 31, 2016	Flows			Accrual of interest	Change in foreing currency and unit per adjustment	Others	As of December 31, 2017
		Payments		Acquisitions
		Capital	Interest
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities
Current
Bank borrowings	39,079,561	(22,241,073)	(7,146,384)	16,927,169	7,492,719	(3,435,455)	(6,052,791)	24,623,746
Bond payable	3,250,023	-	(3,051,269)	-	3,166,139	52,599	(111,357)	3,306,135
Financial leases obligations	215,950	(1,405,266)	(8,422)	-	1,209,294	948	164,082	176,586
Total others financial liabililities current	42,545,534	(23,646,339)	(10,206,075)	16,927,169	11,868,152	(3,381,908)	(6,000,066)	28,106,467
Non current
Bank borrowings	29,606,398	(844,687)	-	40,850,000	(306,747)	(1,470,924)	6,052,791	73,886,831
Bond payable	70,836,716	(2,668,458)	-	-	-	1,196,997	111,357	69,476,612
Financial leases obligations	17,500,919	(8,962)	-	-	-	292,593	(146,261)	17,638,289
Total others financial liabililities non-current	117,944,033	(3,522,107)	-	40,850,000	(306,747)	18,666	6,017,887	161,001,732
Total other financial liabilities	160,489,567	(27,168,446)	(10,206,075)	57,777,169	11,561,405	(3,363,242)	17,821	189,108,199

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

	As of December 31, 2015	Flows			Accrual of interest	Change in foreing currency and unit per adjustment	Others	As of December 31, 2016
		Payments		Acquisitions
		Capital	Interest
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities
Current
Bank borrowings	27,714,998	(24,801,943)	(8,634,001)	19,345,325	8,655,483	(2,648,436)	19,448,135	39,079,561
Bond payable	3,155,239	-	(3,093,163)	-	3,216,241	15,879	(44,173)	3,250,023
Financial leases obligations	321,416	(1,530,851)	-	-	1,205,019	9,427	210,939	215,950
Total others financial liabililities current	31,191,653	(26,332,794)	(11,727,164)	19,345,325	13,076,743	(2,623,130)	19,614,901	42,545,534
Non current
Bank borrowings	48,335,093	(493,181)	-	3,804,384	58,219	(2,649,982)	(19,448,135)	29,606,398
Bond payable	71,352,994	(2,615,542)	-	-	-	2,055,091	44,173	70,836,716
Financial leases obligations	17,238,458	-	-	-	-	473,400	(210,939)	17,500,919
Total others financial liabililities non-current	136,926,545	(3,108,723)	-	3,804,384	58,219	(121,491)	(19,614,901)	117,944,033
Total other financial liabilities	168,118,198	(29,441,517)	(11,727,164)	23,149,709	13,134,962	(2,744,621)	-	160,489,567

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Note 22 Trade and other current payables

Trade and other payables are detailed as follows:

	As of December 31, 2018		As of December 31, 2017
	Current	Non current	Current	Non current
	ThCh$	ThCh$	ThCh$	ThCh$
Suppliers	247,335,760	-	224,330,195	-
Notes payable	3,973,183	12,413	4,707,572	541,783
Trade an other current payables	251,308,943	12,413	229,037,767	541,783
Withholdings payable	52,071,225	-	52,643,786	-
Trade accounts payable withholdings	52,071,225	-	52,643,786	-
Total	303,380,168	12,413	281,681,553	541,783

Note 23 Other provisions

Provisions recorded in the consolidated statement of financial position are detailed as follows:

	As of December 31, 2018		As of December 31, 2017
	Current	Non current	Current	Non current
	ThCh$	ThCh$	ThCh$	ThCh$
Litigation	405,069	488,562	349,775	950,920
Others	-	6,937,197	-	289,469
Total	405,069	7,425,759	349,775	1,240,389

The changes in provisions are detailed as follows:

	Litigation (1)	Others	Total
	ThCh$	ThCh$	ThCh$
As of January 1, 2017	1,248,243	484,441	1,732,684
As of December 31, 2017
Incorporated	1,028,505	14,386	1,042,891
Used	(652,280)	-	(652,280)
Released	(81,249)	(142,291)	(223,540)
Conversion effect	(242,524)	(67,067)	(309,591)
Changes	52,452	(194,972)	(142,520)
As of December 31, 2017	1,300,695	289,469	1,590,164
As of December 31, 2018
Incorporated	560,355	6,731,027	7,291,382
Used	(344,749)	-	(344,749)
Released	(102,277)	(11,975)	(114,252)
Conversion effect	(520,393)	(71,324)	(591,717)
Changes	(407,064)	6,647,728	6,240,664
As of December 31, 2018	893,631	6,937,197	7,830,828

(1)    See Note 34 – Contingencies and commitments.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

The maturities of provisions at December 31, 2018, are detailed as follows:

	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$
Less than one year	405,069	-	405,069
Between two and five years	314,784	6,937,197	7,251,981
Over five years	173,778	-	173,778
Total	893,631	6,937,197	7,830,828

The maturities of provisions at December 31, 2017, are detailed as follows:

	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$
Less than one year	349,775	-	349,775
Between two and five years	445,941	289,469	735,410
Over five years	504,979	-	504,979
Total	1,300,695	289,469	1,590,164

The provisions for Litigation and Other - current and non-current correspond to estimates made by the Administration, intended to cover eventual effects that may derive from the resolution of trials/claims or uncertainties to which the Company is exposed. Such trails/claims or uncertainties derive from transactions that are part of the normal course of CCU's business and the countries where it operates and whose details and scopes are not fully public knowledge, so that its detailed exposition could affect the interests of the Company and the progress of the resolution of these, according to the legal reserves of each administrative and judicial procedure. Therefore, based on the provisions of IAS 37 "Provisions, contingent liabilities and contingent assets", paragraph 92, although the amounts provisioned in relation to these trials/claims or uncertainties are indicated, no further detail of the same at the closing of these Financial Statements.

Significant litigation proceedings which the Company is exposed to at a consolidated level are detailed in
Note 34 – Contingencies and commitments.

Management believes that based on the development of such proceedings to date, the provisions established on a case by case basis are adequate to cover the possible adverse effects that could arise from these proceedings.

Note 24 Income taxes

Current tax assets

Taxes receivables are detailed as follows:

	As of December 31, 2018	As of December 31, 2017
	ThCh$	ThCh$
Refundable tax previous year	11,884,421	9,640,567
Taxes under claim (1)	968,195	968,195
Argentinean tax credits	440,172	4,813,614
Monthly provisions	3,686,905	12,537,248
Payment of absorbed profit provision	-	24,104
Other credits	322,736	44,150
Total	17,302,429	28,027,878

(1)   This item includes claims for refund of first category taxes (Provisional payment of absorved profit) for an amount of ThCh$ 968,195 that was presented in April 2014 from the commercial year 2013.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Current tax assets non current

Taxes receivables are detailed as follows:

	As of December 31, 2018	As of December 31, 2017
	ThCh$	ThCh$
Taxes under claim (1)	1,173,281	1,173,281
Others (2)	97,660	143,019
Total	1,270,941	1,316,300

(1)   This item includes claims for refund of first category taxes (Provisional payment of absorved profit) that was presented in April 2010 from the commercial year 2009.

(2)   Corresponds to the minimum presumed income tax of Argentine subsidiaries, whose recovery period is estimated to be more than one year.

Current tax liabilities

Taxes payable are detailed as follows:

	As of December 31, 2018	As of December 31, 2017
	ThCh$	ThCh$
Chilean Tax income (expense)	71,587,790	18,335,047
Monthly provisional payments	3,946,196	3,970,511
Chilean unique taxes	101,474	105,903
Other	249,989	115,173
Total	75,885,449	22,526,634

Tax expense

The income tax and deferred tax expense for the years ended as of December 31, 2018, 2017 and 2016, are detailed as follows:

	For the years ended as of December 31,
	2018	2017	2016
	ThCh$	ThCh$	ThCh$
Income as per deferred tax related to the origin and reversal of temporary differences	9,930,675	(500,800)	(878,629)
Prior year adjustments	484,985	569,212	3,838,136
Effect of change in tax rates	23,903	(50,071)	(856,612)
Tax benefits (loss)	(1,795,446)	611,282	(765,292)
Total deferred tax expense	8,644,117	629,623	1,337,603
Current tax expense	(144,929,220)	(47,841,130)	(31,285,976)
Prior period adjustments	158,286	(1,154,469)	(298,010)
Total expenses (income) for current taxes	(144,770,934)	(48,995,599)	(31,583,986)
(Loss) Income from income tax	(136,126,817)	(48,365,976)	(30,246,383)

Deferred taxes related to items charged or credited directly to the Consolidated Statement of Comprehensive Income are detailed as follows:

	For the years ended as of December 31,
	2018	2017	2016
	ThCh$	ThCh$	ThCh$
Net income from cash flow hedge	(16,196)	728	(20,648)
Actuarial gains and losses deriving from defined benefit plans	339,533	(47,228)	659,198
Charge to equity	323,337	(46,500)	638,550

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Effective Rate

The Company’s income tax expense as of December 31, 2018, 2017 and 2016 represents 29.71%, 24.62% and 17.80%, respectively of income before taxes. The following is reconciliation between such effective tax rate and the statutory tax rate valid in Chile.

	For the years ended as of December 31,
	2018		2017		2016
	ThCh$	Rate %	ThCh$	Rate %	ThCh$	Rate %
Income before taxes	458,211,348		196,474,395		170,328,270
Income tax using the statutory rate	(123,717,064)	27.00	(50,100,971)	25.50	(40,878,785)	24.00
Adjustments to reach the effective rate
Tax effect of permanent differences, net	(14,596,485)	3.19	4,071,180	(2.07)	10,357,858	(6.10)
Effect of change in tax rate	23,903	(0.01)	(50,071)	0.03	(856,612)	0.50
Effect of tax rates in Argentina and Uruguay	1,519,558	(0.33)	(1,700,857)	0.86	(1,308,482)	0.80
Prior year adjustments	643,271	(0.14)	(585,257)	0.30	2,439,638	(1.40)
Income tax, as reported	(136,126,817)	29.71	(48,365,976)	24.62	(30,246,383)	17.80

Deferred taxes

Deferred tax assets and liabilities included in the Consolidated Financial Statements are detailed as follows:

	As of December 31, 2018	As of December 31, 2017
	ThCh$	ThCh$
Deferred taxes assets
Accounts receivable impairment provision	1,406,961	1,136,789
Other non-tax expenses	8,825,378	10,597,985
Benefits to staff	3,468,874	3,328,263
Inventory impairment provision	352,183	401,487
Severance indemnity	6,829,816	6,133,014
Inventory valuation	2,143,768	2,228,552
Intangibles	241,802	229,725
Other assets	10,639,754	10,436,908
Tax loss carryforwards	3,782,552	5,858,606
Total assets from deferred taxes	37,691,088	40,351,329

Deferred taxes liabilities
Property, plant and equipment depreciation	51,471,109	45,380,381
Agricultural operation expenses	7,150,018	7,130,896
Manufacturing indirect activation costs	5,743,496	5,258,290
Intangibles	16,614,440	11,736,406
Land	25,408,185	23,313,756
Other liabilities	2,112,923	1,530,382
Total liabilities from deferred taxes	108,500,171	94,350,111
Total	(70,809,083)	(53,998,782)

No deferred taxes have been recorded for temporary differences between the taxes and accounting value generated by investments in subsidiaries; consequently deferred tax is not recognized for the translation adjustments or investments in joint ventures and associates.

In accordance with current tax laws in Chile, tax losses do not expire and can be applied indefinitely. Argentina, Uruguay and Paraguay tax losses expire after 5 years and Bolivia tax losses expire after 3 years.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Changes in deferred tax assets are detailed as follows:

Movement of deferred tax	ThCh$
As of January 1, 2017	(54,950,823)
Deferred taxes from tax loss carry forwards absortion	629,623
Conversion effect	369,646
Deferred taxes against equity	(47,228)
Changes	952,041
As of December 31, 2017	(53,998,782)

As of January 1, 2018
Deferred taxes related to credited items (charged) directly to equity (1)	(24,537,164)
Deferred taxes from tax loss carry forwards absortion	8,644,117
Conversion effect	(967,300)
Deferred taxes against equity	339,533
Other deferred movements taxes	(289,487)
Changes	(16,810,301)
As of December 31, 2018	(70,809,083)

(1) Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies”. See Note 4 - Accounting changes, letter b).

On September 29, 2014 Act No. 20,780 was published in Chile, regarding the so called “Tax reform” which introduces amendments, among others, to the Income tax system. The said Act provides that corporations will apply by default the "Partially Integrated System", unless a future Extraordinary Shareholders Meeting agrees to opt for the "Attributed Income Regime”. The Act provides for the "Partially Integrated System" a gradual increase in the First Category Income tax rate, going from 20% to 21% for the business year 2014, to 22.5% for the business year 2015, to 24% for the business year 2016, to 25.5% for the business year 2017 and to 27% starting 2018 business year.

Additionaly, in Argentina a Tax Reform No. 27,430 was approved by the government, which, amongst other measures, increases the excise tax on several beverages, including beer from 8% to 14% on the producer price, that applies as of March 1st, 2018, and also gradually reduces for the reporting year 2018 the corporate income tax rate from 35% to 25% (30% for the year 2018 and 2019, and 25% as the year 2020). The effects as of December 31st, 2017 were recognized, without affecting significantly the Consolidated Financial Statements. Additionally, on earnings distributed as dividends a retention will apply that will gradually increase from 0% to 13% (7% for the year 2018 and 2019, and 13% as the year 2020), applicable as of the reporting results 2018.

This law also provides an option to revalue fixed assets excluding vehicles, on their values as of December 31, 2017, and it must be applied to all assets that belong to the same category. This revaluation can then be deducted as depreciation or as a tax cost when the good is sold. In the case of annual recurring depreciation, the remaining useful life of the assets to be re-evaluated can never be less than 5 years. In the case of sale in the first two years, the value of the revaluation to be considered is reduced by 60% (first year) or 30% (second year). These revalued assets will also be updated by inflation beginning from January 2018. In order to qualify for this benefit, a special tax must be paid on the revaluation value for December 31, 2017, with a rate ranging from 8% to 10%, depending on the category to which the revalued asset belongs. The Company has decided to use this option. As a result of the above, the Company has determined to record, in these Consolidated Financial Statements, a Net gain equivalent to ThCh$ 6,821,753.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Note 25 Employee Benefits

The Company grants short term and employment termination benefits as part of its compensation policies.

The Parent Company and its subsidiaries have collective agreements with their employees, which establish the compensation and/or short–term and long-term benefits for their staff, the main features of which are described below:

▪ Short-term benefits are generally based on combined plans or agreements, designed to compensate benefits received, such as paid vacation, annual performance bonuses and compensation through annuities.

▪ Long-term benefits are plans or agreements mainly intended to cover the post-employment benefits generated at the end of the labour relationship, be it by voluntary resignation or death of personnel hired.

The cost of such benefits is charged against income, in the “Personnel Expense” item.

As of December 31, 2018 and 2017, the total staff benefits recorded in the Consolidated Statement of Financial Position is detaileds as follows:

Employees’ Benefits	As of December 31, 2018		As of December 31, 2017
	Current	Non current	Current	Non current
	ThCh$	ThCh$	ThCh$	ThCh$
Short term benefits	31,600,044	-	26,050,387	-
Employment termination benefits	194,119	26,901,088	182,106	23,517,009
Total	31,794,163	26,901,088	26,232,493	23,517,009

Employees’ Bonuses

Short-term benefits are mainly comprised of recorded vacation (on accruals basis), bonuses and share compensation. Such benefits are recorded when the obligation is accrued and are usually paid within a 12-month periods, consequently, they are not discounted.

The total short-term benefits recorded in the Consolidated Statement of Financial Position are detailed as follows:

Short-Term Employees’ Benefits	As of December 31, 2018	As of December 31, 2017
	ThCh$	ThCh$
Vacation	10,518,298	9,932,727
Bonus and compensation	21,081,746	16,117,660
Total	31,600,044	26,050,387

The Company records staff vacation cost on an accrual basis.

Severance Indemnity

The Company records a liability for the payment of an irrevocable severance indemnity, originated by collective and individual agreements entered into with certain groups of employees. Such obligation is determined by means of the current value of the benefit accrued cost, a method that considers several factors for the calculation such as estimates of future continuance, mortality rates, future salary increases and discount rates. The Company periodically evaluates the above-mentioned factors based on historical data and future projections, making adjustments that apply when checking changes sustained trend. The so-determined value is presented at the current value by using the severance benefits accrued method. The discount rate is determined by reference to market interest rates curves for high quality entrepreneurial bonds. The discount rate in Chile was 5,69% (5,96% in 2017) and in Argentina 34,62% (24,55% in 2017).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

The obligation recorded for severance indemnity is detailed as follows:

Severance Indemnity	As of December 31, 2018	As of December 31, 2017
	ThCh$	ThCh$
Current	194,119	182,106
Non-current	26,901,088	23,517,009
Total	27,095,207	23,699,115

The change in the severance indemnity is detailed as follows:

Severance Indemnity	ThCh$
Balance as of January 1, 2017	22,153,423
Current cost of service	1,942,099
Interest cost	1,850,598
Actuarial (Gain) losses	(99,357)
Paid-up benefits	(1,934,587)
Past service cost	604,337
Conversion effect	(694,189)
Others	(123,209)
Changes	1,545,692
As of December 31, 2017	23,699,115
Current cost of service	2,154,071
Interest cost	1,742,273
Actuarial (Gain) losses	1,322,754
Paid-up benefits	(1,640,831)
Past service cost	306,746
From combinations (1)	776,718
Conversion effect	(1,281,341)
Others	15,702
Changes	3,396,092
As of December 31, 2018	27,095,207

(1)   See Note 15 – Business combinations, letter a).

The figures recorded in the Consolidated Statement of Income, are detailed as follows:

Expense recognized for severance indemnity	For the years ended as of December 31,
	2018	2017	2016
	ThCh$	ThCh$	ThCh$
Current cost of service	2,154,071	1,942,099	1,650,484
Past service cost	306,746	604,337	342,039
Non-provided paid benefits	6,547,694	6,023,869	7,851,201
Other	175,005	269,377	1,114,112
Total expense recognized in Consolidated Statement of Income	9,183,516	8,839,682	10,957,836

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Actuarial Assumptions

As mentioned in Note 2 - Summary of significant accounting policies, 2.20, the severance payment obligation is recorded at its actuarial value. The main actuarial assumptions used for the calculation of the severance indemnity obligation are detailed as follows:

Actuarial Assumptions			Chile		Argentina
			As of December 31, 2018	As of December 31, 2017	As of December 31, 2018	As of December 31, 2017

Mortality table			RV-2014	RV-2014	Gam,83	Gam '83
Annual interest rate			5,69%	5,96%	34,62%	24,55%
Voluntary employee turnover rate			1,9%	1,9%	"ESA 77 Ajustada" - 50%	"ESA 77 Ajustada" - 50%
Company’s needs rotation rate			5,3%	5,3%	"ESA 77 Ajustada" - 50%	"ESA 77 Ajustada" - 50%
Salary increase (*)			3,7%	3,7%	28,27%	18,68%
Estimated retirement age for (*)	Officers		60	60	60	60
	Other	Male	65	65	65	65
		Female	60	60	60	60

 (*) Average of the Company.

Sensitivity Analysis

The Following is a sensitivity analysis based on increased (decreased) of 1 percent on the discount rate:

Sensitivity Analysis	As of December 31, 2018	As of December 31, 2017
	ThCh$	ThCh$
1% increase in the Discount Rate (Gain)	1,623,794	1,457,410
1% decrease in the Discount Rate (Loss)	(1,880,258)	(1,684,968)

Personnel expense

The amounts recorded in the Consolidated Statement of Income are detailed as follows:

Personal expense	For the years ended as of December 31,
	2018	2017	2016
	ThCh$	ThCh$	ThCh$
Salaries	159,246,822	151,944,702	145,766,757
Employees’ short-term benefits	31,528,110	27,588,955	23,189,206
Total expenses for short-term employee benefits	190,774,932	179,533,657	168,955,963
Employments termination benefits	9,183,516	8,839,682	10,957,836
Other staff expense	32,183,184	32,485,170	30,971,754
Total (1)	232,141,632	220,858,509	210,885,553

(1) See Note 29 – Natures of cost and expense.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Note 26 Other non-financial liabilities

The total Other non-financial liabilities are detailed as follows:

	As of December 31, 2018	As of December 31, 2017
	ThCh$	ThCh$
Parent dividend provisioned by the board	51,730,402	25,865,201
Parent dividend provisioned according to policy	101,714,994	38,938,475
Outstanding parent dividends	684,158	709,790
Subsidiaries dividends according to policy	7,502,145	8,758,691
Total dividends payable	161,631,699	74,272,157
Income received in advance (1)	2,497,811	-
Others	426,030	26,142
Total	164,555,540	74,298,299
Current	164,555,540	74,298,299
Total	164,555,540	74,298,299

(1)   See Note 1 – General information, letter C).

Note 27 Common Shareholders’ Equity

Subscribed and paid-up Capital

As of December 31, 2018, December 31, 2017 and December 31, 2016, the Company’s capital shows a balance of ThCh$ 562,693,346, divided into 369,502,872 shares of common stock without face value, entirely subscribed and paid-up. The Company has issued only one series of common shares. Such common shares are registered for trading at the Santiago Stock Exchange and the Chilean Electronic Stock Exchange, and at the New York Stock Exchange /NYSE), evidenced by ADS (American Deposcitary Shares), with an equivalence of two shares per ADS (See Note 1 – General information).

The Company has not issued any others shares or convertible instruments during the period, thus changing the number of outstanding shares as of December 31, 2018 and 2017 and 2016.

Capital Management

The main purpose, when managing shareholder’s capital, is to maintain an adequate credit risk profile and a healthy capital ratio, allowing the access of the Company to the capitals market for the development of its medium and long term purposes and, at the same time, to maximize shareholder’s return.

Income per share

The basic income per share is calculated as the ratio between the net income (loss) of the term corresponding to shares holders and the weighted average number of valid outstanding shares during such term.

The diluted earnings per share is calculated as the ratio between the net income (loss) for the period attributable to shares holders and the weighted average additional common shares that would have been outstanding if it had become all ordinary potential dilutive shares.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

The information used for the calculation of the income as per each basic and diluted share is as follows:

Income per share	For the years ended as of December 31,
	2018	2017	2016
Equity holders of the controlling company (ThCh$)	306,890,792	129,607,353	118,457,488
Weighted average number of shares	369,502,872	369,502,872	369,502,872
Basic income per share (in Chilean pesos)	830.55	350.76	320.59
Equity holders of the controlling company (ThCh$)	306,890,792	129,607,353	118,457,488
Weighted average number of shares	369,502,872	369,502,872	369,502,872
Diluted income per share (in Chilean pesos)	830.55	350.76	320.59

As of December 31, 2018, 2017 and 2016, the Company has not issued any convertible or other kind of instruments creating diluting effects.

Distributable net income

In accordance with Circular No 1945 from the CMF on November 4, 2009, the Board of Directors agreed that the net distributable income for the year 2009 will be that reflected in the financial statements attributable to equity holders of the parents, without adjusting it. The above agreement remains in effect for the year ended December 31, 2018.

Dividends

The Company’s dividends policy consists of annually distributing at least 50% of the net distributable profit of the year.

As of December 31, 2018, 2017 and 2016, the Company has distributed the following dividends:

Dividend Nº	Payment Date	Type of Dividend	Dividends per Share ($Ch)	Related to FY
250	01-06-2017	Interim	66.0000	2015
251	04-26-2017	Final	97.47388	2015
252	01-05-2018	Interim	66.0000	2016
253	04-26-2018	Final	110.32236	2016
254	01-05-2018	Interim	70.0000	2017
255	04-26-2018	Final	108.88833	2017
256	01-04-2019	Interim	140.0000	2018

On December 1, 2015, at the Ordinary Board Director Meeting it was agreed to pay the interim Dividend No. 250, amounting to ThCh$ 24,387,190 corresponding to Ch$66 per share. This dividend was paid on January 8, 2016.

On April 13, 2016, at the Shareholders Meeting it was agreed to pay the final Dividend No. 251, amounting toThCh$ 36,016,878 corresponding to Ch$ 97.47388 per share. This dividend was paid on April 22, 2016.

On December 6, 2016, at the Ordinary Board Director Meeting it was agreed to pay the interim Dividend No. 252, amounting to ThCh$ 24,387,190 corresponding to Ch$ 66 per share. This dividend was paid on January 6, 2017.

On April 12, 2017, at the Shareholders Meeting it was agreed to pay the final Dividend No. 253, amounting toThCh$ 40,764,427 corresponding to the 34.41% of Net income attibutable to Equity holders of the parent, equivalent to Ch$ 110.32236 per share. This dividend was paid on April 26, 2017.

On December 6, 2017, at the Ordinary Board Director Meeting it was agreed to pay the interim Dividend No. 254, amounting to ThCh$ 25,865,201 corresponding to Ch$ 70 per share. This dividend was paid on January 5, 2018.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

On April 11, 2018, at the Shareholders Meeting it was agreed to pay the final Dividend No. 255, amounting toThCh$ 40,234,551 corresponding to the 31.04% of Net income attibutable to Equity holders of the parent, equivalent to Ch$ 108.88833 per share. This dividend was paid on April 26, 2018.

On December 5, 2018, at the Ordinary Board Director Meeting it was agreed to pay the interim Dividend No. 256, amounting to ThCh$ 51,730,402 corresponding to Ch$ 140 per share. This dividend was paid on January 4, 2019.

Consolidated Statement of Comprehensive Income

Comprehensive income and expenses are detailed as follows:

Other Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Gains (losses) on cash flow hedges (1)	63,008	(16,196)	46,812
Gains (losses) on exchange differences on translation (1)	37,990,079	-	37,990,079
Reserve of Actuarial gains and losses on defined benefit plans	(1,263,781)	339,533	(924,248)
Total comprehensive income As of December 31, 2018	36,789,306	323,337	37,112,643

Other Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Gains (losses) on cash flow hedges (1)	(5,661)	728	(4,933)
Gains (losses) on exchange differences on translation (1)	(34,786,480)	-	(34,786,480)
Reserve of Actuarial gains and losses on defined benefit plans	19,669	(47,228)	(27,559)
Total comprehensive income As of December 31, 2017	(34,772,472)	(46,500)	(34,818,972)

Other Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Cash flow hedge (1)	84,962	(20,648)	64,314
Conversion differences of subsidiaries abroad	(27,280,176)	-	(27,280,176)
Reserve of Actuarial gains and losses on defined benefit plans	(2,355,384)	659,198	(1,696,186)
Total comprehensive income As of December 31, 2016	(29,550,598)	638,550	(28,912,048)

(1)   These concepts will be reclassified to the Statement of Income when it’s settled.

The movement of comprehensive income and expense is detailed as follows:

a)   As of December 31, 2018:

Changes	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans	Total other reserves

	ThCh$	ThCh$	ThCh$	ThCh$
Conversion of joint ventures and foreign subsidiaries	(55,755,054)	63,008	(1,263,781)	(56,955,827)
Deferred taxes	-	(16,196)	339,533	323,337
Inflation adjustment of subsidiaries in Argentina	93,745,133	-	-	93,745,133
Total changes in equity	37,990,079	46,812	(924,248)	37,112,643
Equity holders of the parent	35,487,433	51,944	(882,063)	34,657,314
Non-controlling interests	2,502,646	(5,132)	(42,185)	2,455,329
Total changes in equity	37,990,079	46,812	(924,248)	37,112,643

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

b)   As of December 31, 2017:

Changes	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans	Total other reserves

	ThCh$	ThCh$	ThCh$	ThCh$
Conversion of joint ventures and foreign subsidiaries	(34,786,480)	(5,661)	19,669	(34,772,472)
Deferred taxes	-	728	(47,228)	(46,500)
Total changes in equity	(34,786,480)	(4,933)	(27,559)	(34,818,972)
Equity holders of the parent	(32,982,829)	(10,837)	(32,794)	(33,026,460)
Non-controlling interests	(1,803,651)	5,904	5,235	(1,792,512)
Total changes in equity	(34,786,480)	(4,933)	(27,559)	(34,818,972)

c)   As of December 31, 2016:

Changes	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans	Total other reserves

	ThCh$	ThCh$	ThCh$	ThCh$
Conversion of joint ventures and foreign subsidiaries	(27,280,176)	(399,559)	(2,355,384)	(30,035,119)
Deferred taxes	-	89,983	659,198	749,181
Reclassification to the result by function	-	484,521	-	484,521
Reclassification of deferred taxes related to other reserves	-	(110,631)	-	(110,631)
Total changes in equity	(27,280,176)	64,314	(1,696,186)	(28,912,048)
Equity holders of the parent	(25,123,546)	41,607	(1,623,299)	(26,705,238)
Non-controlling interests	(2,156,630)	22,707	(72,887)	(2,206,810)
Total changes in equity	(27,280,176)	64,314	(1,696,186)	(28,912,048)

Other Reserves

The reserves that are a part of the Company’s equity are as follows:

Currency Translation Reserves: This reserve originated from the translation of foreign subsidiaries’ and joint ventures financial statements which functional currency is different from the presentation currency of the Consolidated Financial Statements and inflation adjustment of subsidiaries in Argentina. As of December 31, 2018, 2017 and 2016, it amounts to a negative reserve of ThCh$ 118,054,328 ThCh$ 153,541,761 and ThCh$ 120,558,932, respectively.

Hedge reserve: This reserve originated from the hedge accounting application of financial liabilities. The reserve is reversed at the end of the hedge agreement, or when the transaction ceases qualifying hedge accounting, whichever is first. The reserve effects are transferred to income. As of December 31, 2018, 2017 and 2016, it amounts to a positive reserve of ThCh$ 80,188, ThCh$ 28,244 and ThCh$ 39,081  respectively, net of deferred taxes.

Actuarial gains and losses on defined benefit plans reserves: As of December 31, 2018, 2017 and 2016 the amount recorded is a negative reserve of ThCh$  4,840,574, ThCh$ 3,958,511 and ThCh$ 3,925,717, respectively, net of deferred taxes.

Other reserves: As of December 31, 2018, 2017 and 2016 the amount is a negative reserve of ThCh$ 28,233,512, ThCh$ 20,603,251 and ThCh$ 18,527,810, respectively. Such reserves relate mainly to the following concepts:

-     Adjustment due to re-assessment of fixed assets carried out in 1979 (increased for ThCh$ 4,087,396).

-     Price level restatement of paid-up capital registered as of December 31, 2008, according to CMF Circular Letter Nª456 (decreased for ThCh$ 17,615,333).

-     Difference in purchase of shares of the subsidiary Viña San Pedro Tarapacá S.A. made during year 2012 and 2013 (decreased for ThCh$ 9,779,475).

-     Difference in purchase of shares of the subsidiary Manantial S.A. made during year 2016 (decreased for ThCh$ 7,801,153).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

-

Difference in purchase of shares of the Alimentos Nutrabien S.A. made during year 2016 (decreased for ThCh$ 5,426,209). On December 17, 2018 Food's and subsidiary CCU Inversiones S.A. sold their participation over Alimentos Nutrabien S.A. The aforehead effect was accounted in result of the exercise.

-	Difference in purchase of shares of the subsidiary Viña San Pedro Tarapacá S.A. made during year 2018 and 2017 (decreased for ThCh$ 13,054,114 and ThCh$ 2,075,441, respectively).

Note 28 Non-controlling Interests

Non-controlling Interests are detailed as follows:

a.   Equity

Equity	As of December 31, 2018	As of December 31, 2017
	ThCh$	ThCh$
Viña San Pedro Tarapacá S.A.	39,007,270	72,189,322
Bebidas del Paraguay S.A.	18,803,673	17,624,239
Aguas CCU-Nestlé Chile S.A.	24,118,966	20,347,714
Cervecería Kunstmann S.A.	8,118,212	6,684,320
Compañía Pisquera de Chile S.A.	5,109,395	4,898,600
Saenz Briones & Cía. S.A.I.C.	1,179,410	680,303
Distribuidora del Paraguay S.A.	4,445,452	2,806,825
Bebidas Bolivianas BBO S.A. (1)	7,075,032	-
Other	1,131,825	520,228
Total	108,989,235	125,751,551

(1)   See Note 15 – Business combinations, letter a).

b.   Result

	For the years ended as of December 31,
Result	2018	2017	2016
	ThCh$	ThCh$	ThCh$
Aguas CCU-Nestlé Chile S.A.	7,587,140	7,814,358	8,377,672
Viña San Pedro Tarapacá S.A.	2,520,768	6,223,423	9,887,477
Cervecería Kunstmann S.A.	2,772,074	1,979,976	1,636,906
Compañía Pisquera de Chile S.A.	1,154,401	954,046	790,152
Saenz Briones & Cía. S.A.I.C.	42,787	33,027	11,184
Distribuidora del Paraguay S.A.	1,431,158	906,728	255,683
Bebidas del Paraguay S.A.	210,568	580,406	576,986
Bebidas Bolivianas BBO S.A. (1)	(552,816)	-	-
Other	27,659	9,102	88,339
Total	15,193,739	18,501,066	21,624,399

(1)   See Note 15 – Business combinations, letter a).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

c.    The Summarized financial information of non controlling interest is detailed as follows:

	As of December 31, 2018	As of December 31, 2017

	ThCh$	ThCh$
Assets and Liabilities
Current assets	711,482,809	610,476,810
Non-currente assets	829,511,196	746,352,848
Current liabilities	399,409,388	337,171,241
Non-current liabilities	149,602,171	159,841,007

Dividends paid	3,212,105	10,150,528

The main significant Non-controlling interest is represented by Viña San Pedro Tarapacá S.A. with the following balances:

	As of December 31, 2018	As of December 31, 2017

Assets and Liabilities

	ThCh$	ThCh$
Assets and Liabilities
Current assets	156,118,074	141,114,944
Non-currente assets	185,841,247	174,184,006
Current liabilities	80,877,682	63,872,711
Non-current liabilities	31,550,148	31,221,369

	For the years ended as of December 31,
Result	2018	2017	2016
	ThCh$	ThCh$	ThCh$
Net sales	206,518,731	204,453,782	201,402,052
Net income of year	14,833,018	17,715,119	28,021,996

Dividends paid by Viña San Pedro Tarapacá S.A. amounted to ThCh$ 9,070,285, ThCh$ 13,602,317 and ThCh$ 17,682,375, for the years ended December 31, 2018, 2017 and 2016, respectively.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Note 29 Nature of cost and expense

Operational cost and expenses grouped by nature are detailed as follows:

	For the years ended as of December 31,
Costs and expenses by nature	2018	2017	2016
	ThCh$	ThCh$	ThCh$
Direct cost	650,386,343	586,223,676	540,692,964
Personnel expense (1)	232,141,632	220,858,509	210,885,553
Transportation and distribution	243,907,283	235,265,049	230,047,942
Advertising and promotion	118,003,908	129,603,036	105,938,586
Depreciation and amortization	93,289,194	92,199,504	83,528,045
Materials and maintenance	46,610,947	46,172,647	47,102,582
Energy	29,309,465	25,940,847	24,444,163
Leases	17,727,367	15,929,047	16,294,896
Other expenses	111,639,503	117,992,179	104,455,411
Total	1,543,015,642	1,470,184,494	1,363,390,142

(1)   See Note 25 - Employee benefits.

Note 30 Other incomes by function

Other income by function is detailed as follows:

Other incomes by function	For the years ended as of December 31,
	2018	2017	2016
	ThCh$	ThCh$	ThCh$
Sales of fixed assets	2,464,820	1,641,317	2,605,720
Lease expense	266,335	535,555	382,934
Sale of glass	731,111	1,334,123	549,787
Claims recovery	831,230	761,290	589,396
Advance term license (1)	213,400,487	-	-
Other	10,761,071	2,445,617	1,016,317
Total	228,455,054	6,717,902	5,144,154

(1)    See brands in Note 1 – General information, letter C).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Note 31 Other Gains (Losses)

Other gains (losses) items are detailed as follows:

Other gain and (loss)	For the years ended as of December 31,
	2018	2017	2016
	ThCh$	ThCh$	ThCh$
Results derivative contracts (1)	5,108,327	(8,010,204)	(10,134,414)
Marketable securities to fair value	(132,420)	293,413	84,133
Other	(946,280)	-	1,704,374
Total	4,029,627	(7,716,791)	(8,345,907)

(1)  Under this concept the Company (payment) or received cash flows amounting to ThCh$ 7,508,815 (payment), ThCh$ 11,391,103 (payment) and ThCh$ 9,698,871 received, corresponding to 2018, 2017 and 2016, respectively, and these were recorded in the Consolidated Cash Flow Statement, under Operational activities, in line item Other cash movements.

Note 32 Financial results

The financial results composition is detailed as follows:

Financial results	For the years ended as of December 31,
	2018	2017	2016
	ThCh$	ThCh$	ThCh$
Finance income	15,794,456	5,050,952	5,680,068
Finance costs	(23,560,662)	(24,166,313)	(20,307,238)
Foreign currency exchange differences	3,299,657	(2,563,019)	456,995
Result as per adjustment units	742,041	(110,539)	(2,246,846)

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Note 33 Effects of changes in currency exchange rate

Current assets are denominated in the following currencies:

CURRENT ASSETS	As of December 31, 2018	As of December 31, 2017
	ThCh$	ThCh$
Current assets
Cash and cash equivalents	319,014,050	170,044,602
CLP	260,844,976	137,686,421
USD	19,026,630	5,178,619
Euros	954,640	182,966
ARS	33,207,046	17,983,303
UYU	548,975	718,348
PYG	2,495,748	7,758,211
BOB	1,259,765	-
Others currencies	676,270	536,734
Other financial assets	22,745,469	10,724,196
CLP	1,284,308	1,669,678
USD	20,990,836	8,992,300
Euros	438,369	44,126
Others currencies	31,956	18,092
Other non-financial assets	18,861,414	15,834,225
CLP	14,998,511	11,758,075
UF	282,494	275,568
USD	860,506	791,191
Euros	5,078	173,165
ARS	2,061,473	2,593,125
UYU	72,792	37,956
PYG	434,399	205,145
BOB	146,161	-
Trade and other current receivables	320,702,339	286,213,598
CLP	191,891,137	183,758,319
UF	1,394,916	138,261
USD	34,113,849	27,810,990
Euros	10,152,559	9,326,882
ARS	65,748,507	54,194,474
UYU	5,128,068	4,372,909
PYG	8,588,066	5,495,532
BOB	1,340,388	-
Others currencies	2,344,849	1,116,231
Accounts receivable from related parties	3,048,841	5,810,764
CLP	2,959,696	5,652,643
UF	79,231	109,120
USD	9,480	40,039
PYG	434	8,962
Inventories	228,062,237	201,987,891
CLP	181,084,437	166,761,797
USD	198,068	374,473
Euros	-	17,363
ARS	34,392,396	27,356,020
UYU	2,403,427	1,966,752
PYG	7,669,975	5,511,486
BOB	2,313,934	-
Biological assets	8,489,873	8,157,688
CLP	7,914,384	7,666,639
ARS	575,489	491,049
Current tax assets	17,302,429	28,027,878
CLP	13,262,197	21,407,803
ARS	3,922,627	6,620,075
UYU	117,605	-
Non-current assets of disposal groups classified as held for sale	2,780,607	2,305,711
CLP	1,884,958	2,046,178
ARS	895,649	259,533
Total current assets	941,007,259	729,106,553

CLP	676,124,604	538,407,553
UF	1,756,641	522,949
USD	75,199,369	43,187,612
Euros	11,550,646	9,744,502
ARS	140,803,187	109,497,579
UYU	8,270,867	7,095,965
PYG	19,188,622	18,979,336
BOB	5,060,248	-
Others currencies	3,053,075	1,671,057
Total current assets by currencies	941,007,259	729,106,553

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Non-Current assets are denominated in the following currencies:

NON-CURRENT ASSETS	As of December 31, 2018	As of December 31, 2017
	ThCh$	ThCh$
Non-current assets
Other financial assets	3,325,079	1,918,191
UF	3,325,079	1,918,191
Trade and other non-current receivables	3,363,123	3,974,395
CLP	88,306	190,015
UF	1,283,676	2,452,475
ARS	1,804,963	1,331,905
PYG	186,178	-
Other non-financial assets	5,007,150	4,644,827
CLP	4,278,605	3,493,654
USD	173,693	664,290
ARS	540,495	472,141
PYG	14,357	14,742
Accounts receivable from related parties	190,865	258,471
UF	190,865	258,471
Investments accounted for using the equity method	142,017,781	99,270,280
CLP	19,407,798	26,782,445
USD	122,031,829	72,128,873
ARS	578,154	358,962
Intangible assets other than goodwill	118,964,142	77,032,480
CLP	67,739,510	65,914,305
ARS	37,960,927	4,385,112
UYU	2,912,675	2,975,596
PYG	3,848,057	3,757,467
BOB	6,502,973	-
Goodwill	123,044,901	94,617,474
CLP	75,577,909	76,119,432
USD	22,298,304	12,853,153
ARS	24,889,792	5,381,779
PYG	278,896	263,110
Property, plant and equipment (net)	1,021,266,631	917,913,428
CLP	830,151,351	808,313,408
USD	-	1,681
Euros	-	94,776
ARS	142,669,147	78,183,157
UYU	14,890,634	14,739,411
PYG	18,030,887	16,580,995
BOB	15,524,612	-
Investment property	8,715,956	5,825,359
CLP	4,332,690	4,862,410
ARS	4,383,266	962,949
Deferred tax assets	37,691,088	40,351,329
CLP	32,989,545	36,530,783
ARS	2,955,530	3,601,765
UYU	223,831	180,761
PYG	47,456	38,020
BOB	1,474,726	-
Current tax assets non current	1,270,941	1,316,300
CLP	1,172,749	1,173,281
ARS	98,192	143,019
Total non-current assets	1,464,857,657	1,247,122,534

CLP	1,035,738,463	1,023,379,733
UF	4,799,620	4,629,137
USD	144,503,826	85,647,997
Euros	-	94,776
ARS	215,880,466	94,820,789
UYU	18,027,140	17,895,768
PYG	22,405,831	20,654,334
BOB	23,502,311	-
Total non-current assets by currencies	1,464,857,657	1,247,122,534

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Current liabilities are denominated in the following currencies:

CURRENT LIABILITIES	As of December 31, 2018		As of December 31, 2017
	Until 90 days	More the 91 days until 1 year	Until 90 days	More the 91 days until 1 year
	ThCh$	ThCh$	ThCh$	ThCh$
Current liabilities
Other financial liabilities	11,197,060	51,569,886	16,761,881	36,829,777
CLP	1,579,060	19,510,742	1,621,976	17,844,529
UF	1,695,546	13,302,035	823,223	2,798,184
USD	4,509,884	16,667,379	10,096,603	10,571,414
Euros	1,153,302	-	694,056	355,650
ARS	2,098,712	1,762,947	3,122,166	4,971,531
UI	110,633	326,783	403,857	288,469
BOB	38,735	-	-	-
Others currencies	11,188	-	-	-
Trade and other current payables	297,834,912	5,545,256	280,932,266	749,287
CLP	177,575,915	1,796,915	169,971,096	-
UF	-	-	5,847	-
USD	43,335,127	2,746,757	34,814,603	498,752
Euros	4,921,252	974,462	6,030,900	250,535
ARS	63,786,646	612	65,677,731	-
UYU	2,202,163	-	1,978,456	-
PYG	2,367,325	26,444	2,179,652	-
BOB	3,302,514	-	-	-
Others currencies	343,970	66	273,981	-
Accounts payable to related parties	6,651,051	285,859	10,069,043	-
CLP	4,042,438	-	4,616,727	-
USD	903,988	285,859	3,980,612	-
Euros	1,619,082	-	1,416,055	-
PYG	11,267	-	9,077	-
BOB	11,879	-	-	-
Others currencies	62,397	-	46,572	-
Other current provisions	271,812	133,257	297,500	52,275
CLP	5,380	133,257	-	52,275
ARS	266,432	-	297,500	-
Current tax liabilities	56,895,995	18,989,454	18,162,016	4,364,618
CLP	3,932,875	18,989,454	5,663,732	4,364,618
ARS	52,201,867	-	12,383,112	-
UYU	249,988	-	115,172	-
PYG	511,265	-	-	-
Provisions for employee benefits	16,181,182	15,612,981	25,751,992	480,501
CLP	5,530,208	15,612,981	17,619,085	480,501
ARS	9,839,822	-	7,521,224	-
UYU	383,167	-	335,454	-
PYG	271,167	-	276,229	-
BOB	156,818	-	-	-
Other non-financial liabilities	2,479,960	162,075,580	25,891,422	48,406,877
CLP	-	162,075,580	25,865,201	48,406,877
USD	2,467,789	-	-	-
ARS	12,171	-	26,221	-
Total current liabilities	391,511,972	254,212,273	377,866,120	90,883,335

CLP	192,665,876	218,118,929	225,357,817	71,148,800
UF	1,695,546	13,302,035	829,070	2,798,184
USD	51,216,788	19,699,995	48,891,818	11,070,166
Euros	7,693,636	974,462	8,141,011	606,185
ARS	128,205,650	1,763,559	89,027,954	4,971,531
UYU	2,835,318	-	2,429,082	-
PYG	3,161,024	26,444	2,464,958	-
UI	110,633	326,783	403,857	288,469
BOB	3,509,946	-	-	-
Others currencies	417,555	66	320,553	-
Total current liabilities by currency	391,511,972	254,212,273	377,866,120	90,883,335

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Non-Current liabilities are denominated in the following currencies:

NON-CURRENT LIABILITIES	As of December 31, 2018			As of December 31, 2017
	More than 1 year until 3 years	More than 3 year until 5 years	Over 5 years	More than 1 year until 3 years	More than 3 year until 5 years	Over 5 years
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Non-current liabilities
Other financial liabilities	24,970,597	68,367,746	134,846,954	30,868,247	70,976,079	59,157,406
CLP	3,412,966	55,837,517	43,764	5,332,817	55,750,482	-
UF	10,724,171	10,786,277	131,315,290	22,924,023	15,225,597	59,157,406
USD	8,059,332	-	-	-	-	-
Euros	157,028	-	-	-	-	-
ARS	1,727	-	-	2,611,407	-	-
UI	871,421	-	-	-	-	-
BOB	1,743,952	1,743,952	3,487,900	-	-	-
Trade and other non-current payables	5,142	-	7,271	541,783	-	-
CLP	-	-	7,271	404,081	-	-
UF	-	-	-	7,068	-	-
USD	-	-	-	130,634	-	-
BOB	5,142	-	-	-	-	-
Other non- current provisions	239,300	281,654	6,904,805	735,410	-	504,979
CLP	19,056	-	6,731,027	57,252	-	-
ARS	81,026	281,654	173,778	544,254	-	504,979
UYU	139,218	-	-	133,904	-	-
Deferred tax liabilities	23,241,269	14,084,656	71,174,246	27,074,149	9,333,081	57,942,881
CLP	20,302,096	12,761,025	56,936,976	26,303,193	8,892,998	53,811,477
ARS	2,839,763	1,315,431	10,490,282	735,208	431,503	2,703,872
UYU	46,754	-	897,718	-	-	989,517
PYG	52,656	8,200	422,346	35,748	8,580	438,015
BOB	-	-	2,426,924	-	-	-
Provisions employee benefits	1,258,674	-	25,642,414	301,903	-	23,215,106
CLP	-	-	22,959,627	-	-	20,052,918
ARS	-	-	2,682,787	-	-	3,162,188
PYG	391,302	-	-	301,903	-	-
BOB	867,372	-	-	-	-	-
Total non-current liabilities	49,714,982	82,734,056	238,575,690	59,521,492	80,309,160	140,820,372

CLP	23,734,118	68,598,542	86,678,665	32,097,343	64,643,480	73,864,395
UF	10,724,171	10,786,277	131,315,290	22,931,091	15,225,597	59,157,406
USD	8,059,332	-	-	130,634	-	-
Euros	157,028	-	-	-	-	-
ARS	2,922,516	1,597,085	13,346,847	3,890,869	431,503	6,371,039
UYU	185,972	-	897,718	133,904	-	989,517
PYG	443,958	8,200	422,346	337,651	8,580	438,015
UI	871,421	-	-	-	-	-
BOB	2,616,466	1,743,952	5,914,824	-	-	-
Total non-current liabilities by currency	49,714,982	82,734,056	238,575,690	59,521,492	80,309,160	140,820,372

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Note 34 Contingencies and Commitments

Operating lease agreements

The total amount of the Company’s obligations with third parties relating to lease operating and services agreements that can not be terminated is detailed as follows:

Lease operating and services agreements not to be terminated	As of December 31, 2018
ThCh$
Within 1 year	56,311,446
Between 1 and 5 years	59,404,285
Over 5 years	22,661,389
Total	138,377,120

Purchase and supply agreements

The total amount of the Company’s obligations to third parties relating to purchase and supply agreements as of December 31, 2018 is detailed as follows:

Purchase and supply agreements	Purchase and supply agreements	Purchase and contract related to wine and grape
	ThCh$	ThCh$
Within 1 year	232,661,581	13,324,315
Between 1 and 5 years	839,140,078	15,158,909
Over 5 years	237,038,942	236,222
Total	1,308,840,601	28,719,446

Capital investment commitments

As of December 31, 2018, the Company had capital investment commitments related to Property, Plant and Equipment and Intangibles (software) for approximately ThCh$ 39,412,982.

Litigation

The following are the most significant proceedings faced by the Company and its subsidiaries, including all those present a possible risk of occurrence and causes whose committed amounts, individually, are more than ThCh$ 25,000. Those losses contingencies for which an estimate cannot be made have been also considered.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Trials and claim

Subsidiary	Court	Description	Status	Estimated accrued loss contingency
Comercial CCU S.A.	Labour Court.	Labor trial.	Appeal of first instance verdict.	ThCh$ 17,604
Comercial CCU S.A.	Labour Court.	Labor trial.	Appeal of first instance verdict.	ThCh$ 21,268
Comercial CCU S.A.	Labour Court.	Labor trial.	Appeal of first instance verdict.	ThCh $ 26,027
Viña San Pedro Tarapacá S.A.	Labour Court.	Labor trial.	Execution phase.	ThCh$ 15,000
Compañía Industrial Cervecera S.A. (CICSA)	Labur Court.	Labor trial.	Evidentiary stage.	US$ 17,000
Compañía Industrial Cervecera S.A. (CICSA)	Labur Court.	Labor trial.	Ruling enforcement.	US$ 18,000
Compañía Industrial Cervecera S.A. (CICSA)	Commercial Court.	Distributor claim for to the termination of distribution agreeent.	Evidentiary stage.	US$ 38,000
Compañía Industrial Cervecera S.A. (CICSA)	Labur Court.	Labor trial.	Evidentiary stage.	US$ 36,000
Compañía Industrial Cervecera S.A. (CICSA)	Labur Court.	Labor trial.	Evidentiary stage.	US$ 39,000
Compañía Industrial Cervecera S.A. (CICSA)	Labur Court.	Labor trial.	Evidentiary stage.	US$ 37,000
Compañía Industrial Cervecera S.A. (CICSA)	Labur Court.	Labor trial.	Evidentiary stage.	US$ 35,000
Compañía Industrial Cervecera S.A. (CICSA)	Labur Court.	Labor trial.	Evidentiary stage.	US$ 24,000

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Subsidiary	Court	Description	Status	Estimated accrued loss contingency
Compañía Industrial Cervecera S.A. (CICSA)	Labur Court.	Labor trial.	Evidentiary stage.	US$ 39,000
Compañía Industrial Cervecera S.A. (CICSA)		Several Tax claims.	Evidentiary stage.	US$ 383,000
Saenz Briones & Cía S.A.I.C.	Labur Court.	Labor trial.	Evidentiary stage.	US$ 51,000
Saenz Briones & Cía S.A.I.C.	Labur Court.	Labor trial.	Evidentiary stage.	US$ 42,000
Saenz Briones & Cía S.A.I.C.	Labur Court.	Labor trial.	Evidentiary stage.	US$ 18,000

The Company and its subsidiaries have established provisions to allow for such contingencies for ThCh$ 893,631 and ThCh$ 1,300,695, as of December 31, 2018 and 2017, respectively (See Note 23 – Other provisions).

Tax processes

At the date of issue of these consolidated financial statements, there is no tax litigation that involves significant passive or taxes in claim different to mentioned in Note 24 – Income Tax.

Guarantees

As of December 31, 2018, CCU and its subsidiaries have not granted direct guarantees as part of their usual financing operations. However, indirect guarantees have been constituted, in the form of stand-by and general security product of financing. The main terms of the indirect guarantees constituted are detailed below:

The loan obtained by the subsidiary CICSA in Argentina, as described in Note 21- Other financial liabilities, is guaranteed by CCU S.A. through a stand- by unrestricted issued by Banco del Estado de Chile:

Institution	Amount	Due date
Banco de la Nación Argentina S.A.	US$ 2,000,000	December 26, 2019

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

The subsidiary Finca La Celia S.A. maintains financial debt with local banks in Argentina, guaranteed by VSPT through stand-by letters issued by Banco del Estado de Chile and they are within the financing policy framework approved by VSPT Board of Directors, according to the following detail:

Institution	Amount	Due date
Banco Santander Río	US$ 500,000	June 30, 2019
Banco Macro	US$ 600,000	June 30, 2019
Banco San Juan	US$ 1,200,000	June 30, 2019
Banco BBVA Francés	US$ 1,500,000	June 30, 2019
Banco Patagonia	US$ 1,600,000	June 30, 2019
Banco Patagonia	US$ 1,600,000	July 7, 2021

Note 35 Environment

Distribution of CCU´s main environmental costs in the Industrial Units, accumulated to December 2018:

-	Industrial Waste Water Treatment (IWWT): 51.64%
These expenses are mainly related to the maintenance and control of the respective Industrial Waste Water Treatment Plants (IWWT).
-	Solid Industrial Residues (SIR): 33.31%
These expenses are related to the handling and disposal of Solid Industrial Residues (SIR), including hazardous Waste (ResPel) and valorisation of recyclable residues.
-	Gas Emission Expenses: 1.05%

These expenses are related to the calibration and verification of monitoring and operational instrumentation of stationary sources (mainly industrial boilers and electric generators) and their respective emissions, in order to provide compliance to rules and central and local government regulations.

-	Other Environmental Expenses: 14.00%

These expenses are related to the verification and compliance of Food Safety, Environmental Management and Operational Health & Safety Management Standards (ISO 22000, ISO 14000 and ISO 18001 OHSAS respectively) in CCU´s industrial sites and distribution centers, which are in different stages of implementation and certification. The implementation and certification of those three standards is a corporate goal of CCU.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

The main expenses of each year, detailed by project, are the following:

Company that made the disbursement	Project	Expenses	For the years ended as of December 31,
			2018	2017	2016
			ThCh$	ThCh$	ThCh$
Cervecera CCU Chile Ltda.	IWWT	Maintenance and control of the Industrial Waste Water Treatment Plants (IWWT).	1,232,585	1,388,954	1,319,489
	SIR	Solid waste (SIR) and hazardous waste (ResPel) management.	752,615	641,683	666,781
	Gases	Management of atmospheric emissions.	36,581	16,687	21,655
	Others	Management of internal and external regulatory compliance.	241,295	236,910	233,364
CCU Argentina S.A.	IWWT	Maintenance and control of the Industrial Waste Water Treatment Plants (IWWT).	879,730	930,683	820,999
	SIR	Solid waste (SIR) and hazardous waste (ResPel) management.	501,979	527,248	560,710
	Gases	Management of atmospheric emissions.	10,000	8,925	21,847
	Others	Management of internal and external regulatory compliance.	101,691	201,726	141,379
Cervecería Kunstmann S.A.	IWWT	Maintenance and control of the Industrial Waste Water Treatment Plants (IWWT).	138,901	98,614	86,515
	SIR	Solid waste (SIR) and hazardous waste (ResPel) management.	49,692	36,292	40,150
	Others	Management of internal and external regulatory compliance.	46,123	37,623	45,876
Compañía Pisquera de Chile S.A.	IWWT	Maintenance and control of the Industrial Waste Water Treatment Plants (IWWT).	205,743	207,922	237,994
	SIR	Solid waste (SIR) and hazardous waste (ResPel) management.	59,239	55,341	43,059
	Gases	Management of atmospheric emissions	2,229	-	-
	Others	Management of internal and external regulatory compliance.	11,583	14,280	12,582
Transportes CCU Ltda.	IWWT	Maintenance and control of the Industrial Waste Water Treatment Plants (IWWT).	18,346	-	9,792
	SIR	Solid waste (SIR) and hazardous waste (ResPel) management.	459,512	388,198	288,856
	Gases	Management of atmospheric emissions.	11,950	7,544	13,356
	Others	Management of internal and external regulatory compliance.	206,114	155,951	141,138
VSPT S.A.	IWWT	Maintenance and control of the Industrial Waste Water Treatment Plants (IWWT).	395,845	417,134	454,828
	SIR	Solid waste (SIR) and hazardous waste (ResPel) management.	87,132	202,204	165,697
	Others	Management of internal and external regulatory compliance.	183,360	21,916	10,916
Embotelladoras Chilenas Unidas S.A.	IWWT	Maintenance and control of the Industrial Waste Water Treatment Plants (IWWT).	676,991	653,910	593,414
	SIR	Solid waste (SIR) and hazardous waste (ResPel) management.	154,753	623,732	421,771
	Gases	Management of atmospheric emissions	12,193	16,400	14,305
	Others	Management of internal and external regulatory compliance.	110,952	119,226	156,295
Aguas CCU-Nestlé Chile S.A.	IWWT	Maintenance and control of the Industrial Waste Water Treatment Plants (IWWT).	50,354	19,453	35,550
	SIR	Solid waste (SIR) and hazardous waste (ResPel) management.	57,158	10,818	3,910
	Gases	Management of atmospheric emissions	270	400	-
	Others	Management of internal and external regulatory compliance.	57,015	67,023	69,330
Fábrica de Envases Plásticos S.A.	SIR	Solid waste (SIR) and hazardous waste (ResPel) management.	198,890	175,805	129,487
	Others	Management of internal and external regulatory compliance.	17,323	21,973	21,410

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

The main disbursements (investment) of each year, detailed by project, are the following:

As of December 31, 2018
Company that made the disbursement	Project	Concept	Status [Finished, In process]	Disbursements made	Amount committed future periods	Estimated Completion Date Disbursements
				ThCh$	ThCh$
Cervecera CCU Chile Ltda.	IWWT	IWWT Plant expansion (Screw) Temuco	In process	-	774	12-31-2019
	IWWT	Closed wastewater torch Quilicura	In process	23,810	704	12-31-2019
	IWWT	Stage 1 IWWT Plant Temuco	In process	21,646	53,433	12-31-2019
	IWWT	Replacement anaerobic reactor cells Temuco	In process	102,513	20,651	12-31-2019
	SIW	Raw material and L1, L3 waste management	Finished	46,500	-	Finished
	Gases	Change Fuel FO6 to GNL Temuco	In process	2,576	3,362	12-31-2019
	Gases	Boiler 1 and 2 economizer	In process	70,767	15,841	12-31-2019
	Gases	Thermal Plant Improvements Quilicura	Finished	2,958	-	Finished
	Gases	Recover biogas from IWWT Plant 2 Temuco	In process	64,840	48,018	12-31-2019
	Gases	Replacement boiler 2 to Low Nox Quilicura	In process	840,385	96,105	12-31-2019
	Others	SEC Certification of Biogas' plant Quilicura	In process	133,016	2,740	12-31-2019
	Others	DS 10 compliance Quilicura	Finished	29,083	-	Finished
	Others	Sanitary Permits Compliance Quilicura	In process	2,342	2,032	12-31-2019
	Others	Normalization to DS 78 Quilicura	Finished	8,723	-	Finished
	Others	Ammonia tank protection Temuco	Finished	3,221	-	Finished
	Others	New NH3 standard	In process	-	6,230	12-31-2019
	Others	Fire sensors	Finished	39,141	-	Finished
	Others	DS 43 Hazardous substances	In process	33,802	70,935	12-31-2019
CCU Argentina S.A.	IWWT	IWWT Stage 3 Salta	In process	330,610	-	12-31-2019
	IWWT	Tanker EQ Lujan	In process	-	141	12-31-2019
	Gases	Boiler 1 Economizer Lujan	In process	4,088	7,191	12-31-2019
	Others	Installation Modification NH3 Salta	In process	27,152	70,229	12-31-2019
Cervecería Kunstmann S.A.	IWWT	New IWWT Plant – IC Technology	In process	193,634	93,571	12-31-2019
	SIW	Biofilter of Earthworms	In process	86,619	3	12-31-2019
	Gases	Thermal energy saving plan	In process	24,656	8,094	12-31-2019
	Gases	Electric energy saving plan	In process	7,953	7,763	12-31-2019
	Others	FEI, Plant Insurance normalization	Finished	52,085	-	Finished
Cía. Pisquera de Chile S.A.	IWWT	IWWT Hydro Ejectors Montepatria	Finished	41,925	-	Finished
	IWWT	Washing water treatment plant	In process	-	14,000	12-31-2019
	IWWT	Geo membrane HDPE replacement	Finished	8,256	-	Finished
	Gases	Boiler 4 Ton/h Salamanca	In process	312,841	10,771	12-31-2019
	Others	FEI Monte Patria	In process	268,624	21,480	12-31-2019
	Others	Normative compliance de Coct	Finished	4,040	-	Finished
	Others	DIA Salamanca Plant	In process	-	22,634	12-31-2019
VSPT S.A.	IWWT	IWWT adaptation Isla de Maipo	Finished	1,989	-	Finished
	IWWT	Hydrocarbons separation tank Isla de Maipo	In process	-	627	12-31-2019
	IWWT	Sedimentation and accumulation IWWT Plant Isla de Maipo	Finished	2,600	-	Finished
	IWWT	IWWT emergency pipe	Finished	8,374	-	Finished
	IWWT	IWWT Plant Lighting	Finished	1,937	-	Finished
	Gases	Insulation piping refrigeration / heating Molina	Finished	14,860	-	Finished
	Gases	Insulation piping refrigeration Isla de Maipo	Finished	6,233	-	Finished
	Gases	Power Meters	Finished	510	-	Finished
	Others	Clousure of IWWT	Finished	1,477	-	Finished
	Others	Container spill CIP-chemical products	In process	9,429	2,561	12-31-2019
	Others	Sulfur Warehouse VI	In process	5,880	1,010	12-31-2019
	Others	Fire incident workshop Isla de Maipo	Finished	54,738	-	Finished
Embotelladoras Chilenas Unidas S.A.	IWWT	Plant improvement of wastewater	In process	45,698	9,543	12-31-2019
	IWWT	Reverse osmosis plant water recovery	Finished	6,000	-	Finished
	IWWT	Neutralization System IWWT Modelo	In process	2,313	34,690	12-31-2019
	Gases	Offset NOX - NPX	Finished	47,953	-	Finished
	Gases	Automatic Purges Boilers I Modelo	In process	42,807	3,635	12-31-2019
	Gases	Condensate Recovery	Finished	1,079	-	Finished
	Others	Chemical substances warehouse	In process	8,400	28,371	12-31-2019
	Others	Certification steam networks, Antofagasta	Finished	10,521	-	Finished
	Others	Normalization Cond. Santiago Plant	Finished	4,601	-	Finished
	Others	New hazardous waste warehouse	In process	16,659	3,502	12-31-2019
	Others	Authorization DS 10	In process	45,739	3,999	12-31-2019
	Others	Legal Regularization of tanks	In process	57,188	3,105	12-31-2019
	Others	2nd stage fire network Antofagasta	In process	47,193	2,807	12-31-2019
	Others	Fire network	In process	133,381	6,416	12-31-2019
	Others	Up grade ammonia system	In process	58,209	9,389	12-31-2019
Aguas CCU-Nestlé S.A.	IWWT	IWWT Plant Coinco	In process	427,153	60,942	12-31-2019
	Others	Flammable Warehouse Coinco	Finished	95,685	-	Finished
	Others	Fire Brigade Equipment	Finished	3,791	-	Finished
Fábrica de Envases Plásticos S.A.	SIW	Improvement in Waste Management	In process	-	2,921	12-31-2019
	Gases	Control of electrical variables	In process	-	50	12-31-2019
	Others	Bottle cap Plant Chiller	In process	148,558	45,465	12-31-2019
	Others	RE 43 compliance	Finished	17,043	-	Finished
	Others	Fire network improvement	In process	144,145	34,339	12-31-2019

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

As of December 31, 2017
Company that made the disbursement	Project	Concept	Status [Finished, In process]	Disbursements made	Amount committed future periods	Estimated Completion Date Disbursements
				ThCh$	ThCh$
Cervecera CCU Chile Ltda.	IWWT	IWWT Plant expansion (Screw) Temuco	In process	2,941	774	12-31-2019
	IWWT	Stage 1 IWWT Plant Temuco	In process	259,733	38,639	12-31-2019
	IWWT	Replacement anaerobic reactor cells Temuco	In process	19,960	-	12-31-2019
	SIW	Increase capacity of waste container	Finished	7,632	-	Finished
	Gases	Change Fuel FO6 to GNL Temuco	In process	58,432	5,930	12-31-2019
	Gases	Boiler 1 and 2 economizer	In process	22,387	14,510	12-31-2019
	Gases	Thermal Plant Improvements Quilicura	In process	26,387	2,948	12-31-2018
	Gases	Steam consumption improvements	Finished	7,903	-	Finished
	Other	SEC Certification of Biogas' plant Quilicura	In process	116,555	54,382	12-31-2019
	Other	DS 10 compliance Quilicura	In process	102,219	14,643	12-31-2018
	Other	Sanitary Permits Compliance Quilicura	In process	8,569	16,866	12-31-2019
	Other	Normalization to DS 78 Quilicura	In process	127,078	-	12-31-2018
	Other	Ammonia tank protection Temuco	In process	19,257	3,221	12-31-2018
CCU Argentina S.A.	IWWT	IWWT Stage 2 Salta	Finished	3,103	-	Finished
	IWWT	IWWT Stage 3 Salta	In process	153,169	109,047	12-31-2019
	Gases	Boiler 1 Economizer Luján	In process	17,741	-	12-31-2019
	Other	NH3 adaptation installation Salta	In process	9,102	-	12-31-2019
Cervecería Kunstmann S.A.	IWWT	New IWWT Plant – IC Technology	In process	814,127	112,745	12-31-2019
	IWWT	IWWT Secondary plant and discharge	Finished	461	66,820	Finished
	Other	FEI, Plant Insurance normalization	In process	96,341	82,265	12-31-2018
Compañía Pisquera de Chile S.A.	Gases	Boiler 4 Ton/h Salamanca	In process	2,608	170,634	12-31-2019
Transportes CCU Ltda.	Other	Acoustic isolation	Finished	1,106	-	Finished
VSPT S.A.	IWWT	IWWT adaptation IM	In process	37,561	1,989	12-31-2018
	IWWT	Hydrocarbons separation tank IM	In process	929	627	12-31-2019
	IWWT	Sedimentation and accumulation IWWT Plant IM	In process	4,035	1,477	12-31-2018
	IWWT	IWWT Pool aerators	Finished	13,177	1,300	Finished
	IWWT	IWWT Plant Lighting	In process	1,487	1,937	12-31-2018
	SIW	Compost Container	Finished	2,750	-	Finished
	SIW	Compost Container (2)	Finished	6,050	-	Finished
	SIW	Waste Container	Finished	3,200	-	Finished
	Gases	Insulation piping refrigeration / heating Molina	In process	779	14,860	12-31-2018
	Gases	Power Meters	In process	8,417	-	12-31-2018
	Other	Close IWWT/Infrastructure	In process	6,890	-	12-31-2018
	Other	Hazardous waste warehouse expansion	Finished	8,424	-	Finished
	Other	Sulfur warehouse	Finished	4,389	-	Finished
Embotelladoras Chilenas Unidas S.A.	IWWT	Recovery solutions CIP	Finished	3,473	-	Finished
	Gases	Offset NOX - NPX	In process	1,486	48,553	12-31-2018
	Gases	Condensate Recovery	In process	47,224	-	12-31-2018
	Gases	Change Lighting System	Finished	33,873	-	Finished
	Other	New hazardous waste warehouse	In process	11,562	13,176	12-31-2019
	Other	Authorization DS 10	In process	27,576	5,274	12-31-2019
	Other	Legal Regularization of tanks	In process	9,391	40,541	12-31-2019
	Other	Regularizations	In process	93,766	-	12-31-2018
	Other	SEC Electric Regularization	Finished	29,499	-	Finished
	Other	Up grade ammonia system	In process	98,070	50,656	12-31-2019
Aguas CCU-Nestlé S.A.	IWWT	IWWT Plant Coinco	In process	262,719	226,538	12-31-2019
	Other	Flammable Warehouse Coinco	In process	4,939	-	12-31-2018
Fábrica de Envases Plásticos S.A.	Gases	Control of electrical variables	In process	3,288	50	12-31-2019
	Other	RE 43 compliance	In process	6,803	11,853	12-31-2018

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Note 36 Subsequent Events

a)   The Consolidated Financial Statements of CCU S.A., have been approved by the Board of Directors on February 27, 2019.

b)   There are no others subsequent events between the closing date and the filing date of these Financial Statements (February 27, 2019) that could significantly affect their interpretation.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: March 4, 2019